Ohio Valley Banc Corp. Annual Report 2011



2011 marked the 50th Anniversary of the present-day Main Office location
- Open House 1961 -


OHIO
VALLEY
BANK
OHIO VALLEY
BANK
ESTABLISHED 1872
VALL
BANK





Dear Shareholders & Friends of our Valued Communities,

Enclosed between these covers you will find the summation of your company's operations for the year 2011.

We would be remiss if we didn't first recognize the retirement of one of our directors, Robert E. Daniel, who retired from the Board of Directors in May. Mr. Daniel served your board as a representative from one of our area's largest employers, the healthcare industry. We are pleased that he will continue to serve in an advisory capacity as a Director Emeritus.

We commend the adamant support of our shareholders and customers which led to a successful 2011. OVBC ended the year with net income totaling $5,835,000, a 14.5 percent increase from net income of $5,096,000 for the previous year. Also, earnings per share were $1.46 for 2011 versus $1.28 for 2010, an increase of 14.1 percent.

Capital was the focus for much of 2011 as regulators increased their emphasis on capital standards. With enhanced earnings, the balance of capital increased to even stronger levels in 2011.

Your employees strived to increase Asset Quality by increasing recoveries, working with borrowers who put forth good faith efforts to pay, and by proactively matching appropriate new loans to responsible borrowers. And it worked. Our ratio of nonperforming loans to total loans at December 31, 2011 lowered to .52%, compared to .78% at December 31, 2010.

At Loan Central, this group of dedicated professionals continued to meet the needs of a growing public with problem credit histories. A seventh office was opened just after the end of the year in the Zane Plaza in Chillicothe, Ohio. We are pleased to welcome Chillicothe manager, Greg Kauffman, to the OVBC family. In 2011, Loan Central contributed an outstanding 19.5% of the total earnings per share to the OVBC bottom line.

These successes highlighted a Year of Celebration in which we celebrated important milestones for many of our offices from the 50th Anniversary of the current Main Office location to the 15th Anniversary of our first in-store bank location. We look forward to celebrating the 140th Anniversary of The Ohio Valley Bank Company with you in 2012.

As always, we thank you for your loyalty and support and humbly submit the following pages for your review.

Sincerely,

Jeffrey E. Smith
Chairman and CEO
Ohio Valley Banc Corp.

Thomas E. Wiseman
President and COO
Ohio Valley Banc Corp.

Being An Independent COMMUNITY Bank is more than Words on a Page



In October, OVB Financial Literacy Leader **Hope Roush** brought OVB's Adventures in Credit to elementary schools in our region. Students learned how to use credit wisely, during an interactive superhero-themed program. At left Roush is pictured at **Vinton Elementary**.

OVB Officer and Waverly Office Manager, **Rick Swain**, took a few moments away from the Office's 20th Anniversary Celebration to thank radio listeners for their support over the years.


BANK



Over the last few years, OVB has supported major building projects at school districts across our region; including this double donation presentation made to **Gallipolis City Schools** and **Gallia County Local Schools** in 2011.





Manager and Bank Officer **Joe Wyant** doesn't back away from a challenge, not even when it's washing windshields at the 20th Anniversary Celebration of the OVB Office in Jackson. Fortunately, his reward came in September when he had the honor of opening the Little Miss Apple Festival Exhibit with 2010 Little Miss **McKinley Morris** and OVB GenNEXT Advisory Board member **Taryn Strawser**.

IT'S IN THE HEARTS, MINDS, & ACTIONS OF OUR PEOPLE

In September, the OVB Jackson Pike Office celebrated its 35th year in business. The event was highlighted by the surprise visit of **Larry Marr**, the branch's first customer. He is pictured, on the left, with current Jackson Pike Branch Operations Manager **Jenny Nicinsky** and Chairman and CEO **Jeff Smith**, who happened to be the first manager of the Jackson Pike branch.



BANK
35TH



Ohio Valley Bank
$1,000.00
Sarah Clagg
One Thousand
Cabell Born & Raised Steer

At OVB, we are proud to "invest" in youth through our region's outstanding county fairs. These events exhibit the best of what our communities have to offer. Left, OVB Vice President **Chris Preston** looks on as Account Service Representative **Adam Canterbury** presents $1,000 to the exhibitor of the Top Steer Born & Raised in Cabell County at the first fair of the season in July.

Right, we stood among an excited crowd to watch one OVB 4-H Scholar crown another as **Kalee Edmonds** passed the Mason Co. Fair Queen title to **Jordan Cullen** during the pageant also sponsored by Ohio Valley Bank.



Right, in October, bankers at the OVB Holzer Banking Center, located conveniently inside Holzer Medical Center of Gallipolis, dressed up the office in pink to show support for the hospital's Susan G. Komen Foundation fundraising efforts.



Rewards
Earn Cashback



A Tradition of Quality Performance

Total Return Performance

Year ended December 31, 2011



120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
OVBC
Ohio Valley Banc Corp.
SNL $500M-$1B Bank Index
S&P 500

This is a comparison of five-year cumulative total returns among Ohio Valley Banc Corp.'s common shares, the S & P 500 Index, and the SNL $500 Million-$1 Billion Bank Asset-Size Index. The SNL Index represents stock performance of 79 of the nation's banks located throughout the United States with total assets between $500 Million and $1 Billion (including Ohio Valley Banc Corp.) Calculations are based on an investment of $100 on December 31, 2006 and assumes reinvestment of dividends.

	Period Ending					
Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Ohio Valley Banc Corp.	100.00	102.51	79.35	95.72	88.41	88.06
SNL $500M-$1B Bank Index	100.00	80.13	51.35	48.90	53.38	49.96
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76

Annual Report on Form 10-K

A copy of the company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be forwarded without charge to any shareholder upon written request to: Ohio Valley Banc Corp., Attention: Larry E. Miller, Secretary, P.O. Box 240, Gallipolis, OH 45631. The annual report and proxy statement are also available for viewing or download at www.ovbc.com/go/proxyinfo.

Contact Information

Ohio Valley Banc Corp., 420 Third Avenue, P.O. Box 240, Gallipolis, Ohio 45631
740.446.2631 or 800.468.6682 Web: www.ovbc.com E-mail: investorrelations@ovbc.com



OHIO VALLEY BANK

Gallipolis, Ohio
Main Office - 420 Third Ave.
Mini Bank - 437 Fourth Ave.
Inside Foodland - 236 Second Ave.
Inside Walmart - 2145 Eastern Ave.
Jackson Pike - 3035 State Route 160
Inside Holzer - 100 Jackson Pike
Loan Office - Walmart Plaza, 2145 Eastern Ave.

Jackson, Ohio
740 East Main St.

Pomeroy, Ohio
Inside Sav-a-Lot - 700 W. Main St.

Rio Grande, Ohio
27 North College Ave.

South Point, Ohio
Inside Walmart - 354 Private Drive

Waverly, Ohio
507 West Emmitt Ave.

Huntington, West Virginia
3331 U.S. Route 60 East

Milton, West Virginia
280 East Main St.

Point Pleasant, West Virginia
328 Viand St.

Web Branch
www.ovbc.com or www.ohiovalleybank.com

LOAN CENTRAL

Chillicothe, Ohio
1080 N. Bridge Street, Unit 43

Gallipolis, Ohio
2145 Eastern Avenue

Jackson, Ohio
345 Main Street

Ironton, Ohio
710 Park Avenue

South Point, Ohio
348 County Road 410

Waverly, Ohio
505 West Emmitt Avenue

Wheelersburg, Ohio
326 Center Street

Ohio Valley Bank ATMs can be found at each office and also at these convenient locations.

Red's Truck Center, Kerr Road, Bidwell, Ohio

Sav-a-Lot, State Rt. 160, Bidwell, Ohio

Gallia Academy, 2855 Centenary Road, Gallipolis, Ohio

Holzer Medical Center Cafeteria, 100 Jackson Pike, Gallipolis, Ohio

Holzer Clinic, 280 Pattonsville Road, Jackson, Ohio

Foodland, 409 N. Front Street, Oak Hill, Ohio

Bob Evans Sausage Shop, State Rt. 588, Rio Grande, Ohio

BP, Rt 35 & 5 Mile Creek, Fraziers Bottom, WV

Sunoco Foodmart, 3175 Route 60 E., Huntington, WV

Pleasant Valley Hospital, 2520 Valley Drive, Point Pleasant, WV

See our Intelli-Deposit ATM inside the Gallipolis Walmart where you can make a deposit without a deposit slip!


OHIO VALLEY BANK
LOAN CENTRAL
OHIO
WEST
VIRGINIA



COMMUNITY FIRST AND ALWAYS

Ohio Valley Bank believes in community. As a responsible business, we feel it is our duty to invest in our community, whether by monetary means or through volunteerism. We are proud to make a positive impact on our hometowns. In supporting our communities, we achieve our mission to excel as an ***independent community*** bank.

The community and charitable organizations that follow are some of those that we "invested" in during 2011 through charitable giving.

American Cancer Society
Amer. Free Enterprise Leadership
American Legion
American Red Cross
Amish School Auction
AMVETS
Area Agency on Aging District 7
Ariel Theatre
Baptist for Life of Central Ohio
Beaver Lions Club
Beaver OktoberFest
Bend Area C.A.R.E.
Bend Area Food Pantry
Boy Scouts of America
Buckeye Hills Career Center
Cabell Co. 4-H
Cabell Co. Canine Assn.
Cabell Co. Fair
Cabell Co. FFA
Cabell Co. Fraternal Order of Police
Cabell Co. Kids for Christmas
Cabell Co. SOGA
Cabell Huntington Hospital Children's Fund
Cabell Midland High School
Chester Ball Association
Chester Shade Historical Society
Childrens Center of Ohio
Christian Life Academy
City of Milton Fireworks
Cystic Fibrosis
Earl Neff Pediatric Toy Fund
Eastern High School (Pike County)
Eastern Youth League
Elm Grove Youth League
Emancipation Celebration
FACTS Youth Fishing Day
Fellowship of Christian Athletes
FOF Community Concert
Fort Hayes Broadcasting Program
Fort Hill Christian Youth Camp
Franklin County Schools
Franklin Heights High School
Frank Shriver Family Benefit
French Art Colony
French City Chili Fest
French Colony Chorus
Friends of Lake Alma
French 500 Clinic
Gallery at 409
Gallia Co. 4-H
Gallia Co. Agricultural Society
Gallia County Cattlemen Assn.
Gallia Co. Chamber of Commerce
Gallia Co. Chautauqua
Gallia Co. CVB
Gallia Co. Dairy Committee
Gallia Co. Early Childhood
Gallia Co. Emancipation Day
Gallia Co. Farm Bureau
Gallia Co. Gospel Sing
Gallia Co. Health Dept.
Gallia Co. Junior Fair





There's a "storm" of enthusiasm brewing in Rio Grande.
Pictured above are OVB Rio Grande bankers showing off their URG Red Storm apparel on National College Colors Day. Pictured left is URG Alum and OVB Asst. Vice President Diana Parks as she awards the Archons with OVB's top prize at the Rio Homecoming Parade.

Gallia Co. Local Schools
Gallia Co. Relay for Life
Gallia Co. River Recreation Festival
Gallia Co. Snack Pack
Gallia Co. Wrestling Club
Gallia Senior Citizens Ctr.
Gallipolis Bass Busters
Gallipolis City Schools
Gallipolis Elks
Gallipolis In Bloom
Gallipolis Jr Women's Club
Gallipolis Lions Club
Gallipolis Rotary
Gallipolis Shrine Club
Gallipolis Women's Bowling League
Generation Gallia
Girl Scouts of America
Gold Girl Group Home
Gospel Lighthouse Fundraiser
Greenfield Fire Dept. Ladies Aux.
Grove City Schools
Guiding Hands/Gallco Center
Holzer Foundation, Camp Beaver
Holzer Hospice
Holzer Medical Center
Holzer Senior Outreach
Jackson ALS Walk
Jackson Chamber of Commerce
Jackson City Schools
Jackson Co. 4-H
Jackson Co. Apple Festival
Jackson Co. Economic Development
Jackson Co. Fair Auction
Jackson Elks Fundraiser
Jackson Extension
Jackson Firefighters Assn.
Jackson Jaycees
Jackson Rotary
Jackson Shop-with-a-Cop
Jackson Sideliners
Jackson SWCD
Jackson/Vinton Farm Bureau
John Hereford Benefit
Jonathan Goddard Endowment




EXPRESS
Donations
for Preschool Age

A Community Fills a Truck with Hope
Toys poured into Ohio Valley Bank and Loan Central offices in November to help fill the OVBC Christmas Express. This year the focus was on providing toys to underprivileged preschoolers. Hundreds of local kids benefitted from the semi truck filled with toys.

Josh Napper Scholarship Fund
Junior Achievement
Juvenile Diabetes Research
JVAC Industries
Kiwanis
Lawrence Co. Beef Sweepstakes
Lawrence Co. Fair Auction
Lawrence Co. FOP Foundation
Liberty Union High School
Lillian Jones Museum
Madison Jewell Baker Fundraiser
Main Street Point Pleasant
Martha Elementary
Mason Co. 4-H
Mason Co. Board of Education
Mason Co. Chamber of Commerce
Mason Co. Community Foundation
Mason Co. Fair & Queen Pageant
Mason Co. FBLA
Mason Co. Little League
Mason Co. Reading Council
Mason Co. Relay for Life
Mason Co. Schools
Mason Co. Special Olympics
Meigs Chamber of Commerce
Meigs Co. 4-H
Meigs Co. Fair Livestock Auction
Meigs Co. Schools
Meigs New Field Celebration
Meigs Soil & Water Conservation
Meigs VFW
MGM Big Green Club
Middleport Sternwheeler Riverfest
Middleport Youth League
Milton Little League
Milton Middle School
Milton Rotary
Mothman Festival 5K Race
MU Athletic Association
Multiple Sclerosis Society
Muscular Dystrophy Association
NAACP
National Child Safety Council
National Super Kids Classic
National Wild Turkey Federation
Native American Harvest
Oak Hill Festival of Flags
Oak Hill Local Schools
OASIS Benefit
Ohio 4-H Foundation
Ohio River Live
Ohio Valley Christian School
Ohio Valley Symphony
Ohio Valley Youth Orchestra
OH/WV YMCA Youth in Government
Old Fort Meigs
Ole Car Club
OVB 4-H Scholarship Program
Pancreatic Research Fund
Pike Co. 4-H
Pike Co. Chamber of Commerce
Pike Co. Fair Livestock Auction
Pike Co. Outreach Council
Pike Co. Shrine Club
Pike Co. Soil & Water Conservation
Pike Co. YMCA
Point Pleasant River Museum
Point Pleasant Sternwheel Regatta
Pomeroy-Middleport Lions Club
Pomeroy Youth League
Rachel Halley Benefit
Racine's Party in Park Festival
Rio Grande Memorial Park
Riverbend Arts Council
River Cities Military Support Group
Scott Porter Memorial Fund
Special Olympics
St. Jude's Children's Hospital
Susan G. Komen Foundation
Syracuse Fire Department
Tabernacle of Praise
Tour Ohio Band Organ Rally
Town of Mason
Tu-Endie-Wei FOP
United Fund of Jackson County
University of Rio Grande
Vietnam Veterans
Village of Pomeroy
Village of Rio Grande
Vinton Bean Dinner
Vinton Integrity Baseball
Washington Elementary Ohio Reads
Waverly Foundation
Waverly Jingle Bell Parade
Waverly Leo Club
Waverly Lions Club
Waverly Local Schools
Waverly Street Festival
Wellston City Schools
Wellston Ohillco Festival
West Virginia Pumpkin Festival
Women's & Children's Hospital
Wilkesville Community Center
WV Miners Team
WV Soccer

DIRECTORS & OFFICERS

OVBC OFFICERS

Jeffrey E. Smith, Chairman of the Board and Chief Executive Officer
Thomas E. Wiseman, President and Chief Operating Officer
E. Richard Mahan, Senior Vice President & Chief Credit Officer
Larry E. Miller, II, Senior Vice President & Secretary
Katrinka V. Hart, Senior Vice President & Chief Lending Officer
Mario P. Liberatore, Vice President
Cherie A. Elliott, Vice President
Jennifer L. Osborne, Vice President
Tom R. Shepherd, Vice President
Scott W. Shockey, Vice President & Chief Financial Officer
Bryan F. Stepp, Vice President
Frank W. Davison, Vice President
Bryan W. Martin, Vice President
David K. Nadler, Vice President
Paula W. Clay, Assistant Secretary
Cindy H. Johnston, Assistant Secretary

OVBC DIRECTORS

Jeffrey E. Smith
Chairman & CEO, Ohio Valley Banc Corp. and Ohio Valley Bank

Thomas E. Wiseman
President & COO, Ohio Valley Banc Corp. and Ohio Valley Bank

David W. Thomas, Lead Director
Former Chief Examiner, Ohio Division of Financial Institutions
bank supervision and regulation

Lannes C. Williamson
President, L. Williamson Pallets, Inc.
sawmill, pallet manufacturing, and wood processing

Steven B. Chapman
Certified Public Accountant, Chapman & Burris CPAs, LLC

Anna P. Barnitz
Treasurer & CFO, Bob's Market & Greenhouses, Inc.
wholesale horticultural products and retail landscaping stores

Brent A. Saunders
Attorney, Halliday, Sheets & Saunders
President & CEO, Holzer Consolidated Health Systems
healthcare

Harold A. Howe
Self-employed, Real Estate Investment and Rental Property

Roger D. Williams
Former President, Bob Evans Restaurants
restaurant operator and food products

OHIO VALLEY BANK DIRECTORS

Jeffrey E. Smith
Thomas E. Wiseman
David W. Thomas
Lannes C. Williamson
Harold A. Howe
Steven B. Chapman
Anna P. Barnitz
Brent A. Saunders
Roger D. Williams

DIRECTORS EMERITUS

W. Lowell Call
James L. Dailey
Robert E. Daniel
Art E. Hartley, Sr.
Charles C. Lanham
Barney A. Molnar
C. Leon Saunders
Wendell B. Thomas

WEST VIRGINIA ADVISORY BOARD

Mario P. Liberatore
Anna P. Barnitz
Richard L. Handley
Gregory K. Hartley
Trenton M. Stover
Lannes C. Williamson
Stephen L. Johnson
E. Allen Bell
John A. Myers

OHIO VALLEY BANK OFFICERS

Jeffrey E. Smith	Chairman of the Board & Chief Executive Officer
Thomas E. Wiseman	President and Chief Operating Officer
E. Richard Mahan	Executive Vice President & Chief Credit Officer
Larry E. Miller, II	Executive Vice President & Secretary
Katrinka V. Hart	Executive Vice President & Chief Lending Officer
SENIOR VICE PRESIDENTS	
Mario P. Liberatore	West Virginia Bank Group
Jennifer L. Osborne	Retail Lending Group
Tom R. Shepherd	Chief Deposit Officer
Scott W. Shockey	Chief Financial Officer
Bryan F. Stepp	Corporate Banking West Virginia
Frank W. Davison	Financial Bank Group
Bryan W. Martin	Administrative Services/Human Resources
David K. Nadler	Chief Risk Officer
VICE PRESIDENTS	
Richard D. Scott	Trust
Patrick H. Tackett	Retail Lending
Marilyn E. Kearns	Director of Human Resources
Fred K. Mavis	Business Development Officer
Rick A. Swain	Western Division Branch Manager
Bryna S. Butler	Market & E-Strategies Officer
Tamela D. LeMaster	Branch Administration/CRM
Christopher L. Preston	Branch Administration/Business Development
ASSISTANT VICE PRESIDENTS	
Melissa P. Mason	Trust Officer
Diana L. Parks	Internal Auditor
Christopher S. Petro	Comptroller
Linda L. Plymale	Transit Officer
Kimberly R. Williams	Systems Officer
Deborah A. Carhart	Shareholder Relations
Gregory A. Phillips	Assistant Manager Residential Real Estate
Pamela D. Edwards	Special Assets
Paula W. Clay	Assistant Secretary
Cindy H. Johnston	Assistant Secretary
Kyla R. Carpenter	Director of Marketing
Toby M. Mannering	Collection Manager
Joe J. Wyant	Region Manager Jackson County
Allen W. Elliott	Bank Card Manager
Brenda G. Henson	Manager Deposit Services
D. Jeremy Perkins	Network Systems
Gabriel U. Stewart	Chief Information Security Officer
Randall L. Hammond	Security Officer/Loss Prevention
Barbara A. Patrick	BSA Officer/Loss Prevention
Richard P. Speirs	Facilities/Technical Manager and Director of Administrative Services
Aaron S. Rykowski	Senior Compliance Officer
E. Kate Cox	Regional Branch Administration
ASSISTANT CASHIERS	
Stephanie L. Stover	Retail Lending Operations Manager
Raymond G. Polcyn	Manager of Loan Production Office
Linda L. Hart	Assistant Manager Waverly Office
Lori A. Edwards	Secondary Market Manager
Brandon O. Huff	AS400 Administrator
Lois J. Scherer	Assistant Transit Officer
Angela S. Kinnaird	Sales and Support Manager for Deposit Services
Linda K. Roe	Employee Development Manager
Shawn R. Siders	Credit Analyst
Anita M. Good	Regional Branch Manager

LOAN CENTRAL OFFICERS

Katrinka V. Hart	Chairman of the Board
Cherie A. Elliott	President
Timothy R. Brumfield	Vice President & Secretary Manager, Gallipolis Office
T. Joe Wilson	Manager, South Point Office
Joseph I. Jones	Manager, Waverly Office
John J. Holtzapfel	Manager, Wheelersburg Office
Deborah G. Moore	Manager, Jackson Office
Gregory G. Kauffman	Manager, Chillicothe Office

Gen*NEXT* ADVISORY BOARD

Anthony W. Staley
W. Graham Woodyard
Bryan L. Minear
Rheadon L. Remy
Benjamin M. Sandy
Taryn D. Strawser
Heidi J. Wood
Mark A. Crawford
Jodie L. McCalla



OHIO VALLEY BANC CORP.
Symbol: OVBC
Email: investorrelations@ovbc.com
www.ovbc.com

OHIO VALLEY BANK

OHIO VALLEY BANC CORP

2011 Annual Report to Shareholders
December 31, 2011

SELECTED FINANCIAL DATA

	Years Ended December 31				
	2011	2010	2009	2008	2007
(dollars in thousands, except share and per share data)					
SUMMARY OF OPERATIONS:					
Total interest income	$ 44,040	$ 46,514	$ 47,623	$ 51,533	$ 54,947
Total interest expense	10,169	13,547	16,932	20,828	26,420
Net interest income	33,871	32,967	30,691	30,705	28,527
Provision for loan losses	4,896	5,871	3,212	3,716	2,252
Total other income	7,222	6,154	7,598	6,046	5,095
Total other expenses	28,299	26,643	26,160	23,178	22,442
Income before income taxes	7,898	6,607	8,917	9,857	8,928
Income taxes	2,063	1,511	2,272	2,729	2,631
Net income	5,835	5,096	6,645	7,128	6,297
PER SHARE DATA:					
Earnings per share	$ 1.46	$ 1.28	$ 1.67	$ 1.77	$ 1.52
Cash dividends declared per share	$ .84	$ .84	$ .80	$ .76	$ .71
Book value per share	$ 17.84	$ 17.03	$ 16.70	$ 15.83	$ 15.10
Weighted average number of common shares outstanding	4,001,435	3,984,229	3,983,034	4,018,367	4,131,621
AVERAGE BALANCE SUMMARY:					
Total loans	$ 625,603	$ 653,557	$ 641,878	$ 629,225	$ 628,891
Securities[1]	185,684	148,974	134,117	101,100	91,724
Deposits	720,936	693,845	652,453	606,126	595,610
Other borrowed funds[2]	37,779	50,140	62,405	74,178	74,196
Shareholders' equity	69,866	67,606	64,941	61,346	60,549
Total assets	858,017	848,702	818,952	782,312	769,554
PERIOD END BALANCES:					
Total loans	$ 598,308	$ 641,322	$ 651,356	$ 630,391	$ 637,103
Securities[1]	157,515	165,070	113,307	99,218	100,713
Deposits	687,886	694,781	647,644	592,361	589,026
Shareholders' equity	71,843	68,128	66,521	63,056	61,511
Total assets	804,177	851,514	811,988	781,108	783,418
KEY RATIOS:					
Return on average assets	.68%	.60%	.81%	.91%	.82%
Return on average equity	8.35%	7.54%	10.23%	11.62%	10.40%
Dividend payout ratio	57.59%	65.67%	47.95%	42.94%	46.66%
Average equity to average assets	8.14%	7.97%	7.93%	7.84%	7.87%

[1] Securities include interest-bearing deposits with banks and FHLB stock.
[2] Other borrowed funds include subordinated debentures.

CONSOLIDATED STATEMENTS OF CONDITION

(dollars in thousands, except share and per share data)	As of December 31 2011	2010
Assets		
Cash and noninterest-bearing deposits with banks	$ 8,914	$ 8,979
Interest-bearing deposits with banks	42,716	50,772
Total cash and cash equivalents	51,630	59,751
Securities available for sale	85,670	85,839
Securities held to maturity (estimated fair value: 2011 - $22,847; 2010 - $21,198)	22,848	22,178
Federal Home Loan Bank stock	6,281	6,281
Total loans	598,308	641,322
Less: Allowance for loan losses	(7,344)	(9,386)
Net loans	590,964	631,936
Premises and equipment, net	9,216	9,738
Other real estate owned	4,256	4,403
Accrued income receivable	2,872	2,704
Goodwill	1,267	1,267
Bank owned life insurance and annuity assets	23,097	19,761
Prepaid FDIC insurance	1,609	2,576
Other assets	4,467	5,080
Total assets	$ 804,177	$ 851,514
Liabilities		
Noninterest-bearing deposits	$ 138,143	$ 91,949
Interest-bearing deposits	549,743	602,832
Total deposits	687,886	694,781
Securities sold under agreements to repurchase	—	38,107
Other borrowed funds	20,296	27,743
Subordinated debentures	13,500	13,500
Accrued liabilities	10,652	9,255
Total liabilities	732,334	783,386
Commitments and Contingent Liabilities (See Note J)	—	—
Shareholders' Equity		
Common stock ($1.00 stated value per share, 10,000,000 shares authorized; 2011 - 4,686,295 shares issued; 2010 - 4,659,795 shares issued)	4,686	4,660
Additional paid-in capital	33,473	33,003
Retained earnings	48,435	45,960
Accumulated other comprehensive income	961	217
Treasury stock, at cost (659,739 shares)	(15,712)	(15,712)
Total shareholders' equity	71,843	68,128
Total liabilities and shareholders' equity	$ 804,177	$ 851,514

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2011	2010	2009
(dollars in thousands, except per share data)			
Interest and dividend income:			
Loans, including fees	$ 41,263	$ 43,462	$ 44,076
Securities:			
Taxable	1,776	2,187	2,748
Tax exempt	571	497	451
Dividends	267	275	290
Other interest	163	93	58
	44,040	46,514	47,623
Interest expense:			
Deposits	8,436	11,053	13,683
Securities sold under agreements to repurchase	17	57	75
Other borrowed funds	627	1,348	2,085
Subordinated debentures	1,089	1,089	1,089
	10,169	13,547	16,932
Net interest income	33,871	32,967	30,691
Provision for loan losses	4,896	5,871	3,212
Net interest income after provision for loan losses	28,975	27,096	27,479
Noninterest income:			
Service charges on deposit accounts	2,218	2,202	2,816
Trust fees	215	233	227
Income from bank owned life insurance and annuity assets	725	741	1,311
Mortgage banking income	386	362	758
Electronic refund check / deposit fees	2,559	780	528
Debit/credit card interchange income	1,387	998	807
Gain (loss) on sale of other real estate owned	(1,224)	(177)	38
Other	956	1,015	1,113
	7,222	6,154	7,598
Noninterest expense:			
Salaries and employee benefits	16,650	15,647	14,824
Occupancy	1,585	1,609	1,599
Furniture and equipment	1,143	1,214	1,204
Corporation franchise tax	744	745	713
FDIC insurance	1,029	1,061	1,625
Data processing	891	685	670
Foreclosed assets, net	650	67	150
Other	5,607	5,615	5,375
	28,299	26,643	26,160
Income before income taxes	7,898	6,607	8,917
Provision for income taxes	2,063	1,511	2,272
NET INCOME	$ 5,835	$ 5,096	$ 6,645
Other Comprehensive income:			
Change in unrealized gains/losses on securities, net of taxes	744	(457)	(16)
Comprehensive income	$ 6,579	$ 4,639	$ 6,629
Earnings per share	$ 1.46	$ 1.28	$ 1.67

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2011, 2010 and 2009

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
Balances at January 1, 2009	**$ 4,643**	**$ 32,683**	**$ 40,752**	**$ 690**	**$ (15,712)**	**$ 63,056**
Comprehensive income:						
Net income	—	—	6,645	—	—	6,645
Change in unrealized gain on available for sale securities	—	—	—	(24)	—	(24)
Income tax effect	—	—	—	8	—	8
Total comprehensive income	—	—	—	—	—	6,629
Common stock issued to ESOP, 1,000 shares	1	21	—	—	—	22
Cash dividends, $.80 per share	—	—	(3,186)	—	—	(3,186)
Balances at December 31, 2009	**4,644**	**32,704**	**44,211**	**674**	**(15,712)**	**66,521**
Comprehensive income:						
Net income	—	—	5,096	—	—	5,096
Change in unrealized gain on available for sale securities	—	—	—	(693)	—	(693)
Income tax effect	—	—	—	236	—	236
Total comprehensive income	—	—	—	—	—	4,639
Common stock issued to ESOP, 16,047 shares	16	299	—	—	—	315
Cash dividends, $.84 per share	—	—	(3,347)	—	—	(3,347)
Balances at December 31, 2010	**4,660**	**33,003**	**45,960**	**217**	**(15,712)**	**68,128**
Comprehensive income:						
Net income	—	—	5,835	—	—	5,835
Change in unrealized loss on available for sale securities	—	—	—	1,127	—	1,127
Income tax effect	—	—	—	(383)	—	(383)
Total comprehensive income	—	—	—	—	—	6,579
Common stock issued to ESOP, 26,500 shares	26	470	—	—	—	496
Cash dividends, $.84 per share	—	—	(3,360)	—	—	(3,360)
Balances at December 31, 2011	**$ 4,686**	**$ 33,473**	**$ 48,435**	**$ 961**	**$ (15,712)**	**$ 71,843**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2011	2010	2009
(dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 5,835	$ 5,096	$ 6,645
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	971	1,067	1,071
Net amortization of securities	1,059	666	280
Proceeds from sale of loans in secondary market	13,637	16,825	57,815
Loans disbursed for sale in secondary market	(13,251)	(16,463)	(57,057)
Amortization of mortgage servicing rights	121	122	129
(Recovery) impairment of mortgage servicing rights	(33)	30	91
Gain on sale of loans	(474)	(514)	(978)
Deferred tax (benefit) expense	340	(462)	(2)
Provision for loan losses	4,896	5,871	3,212
Common stock issued to ESOP	496	315	22
Earnings on bank owned life insurance and annuity assets	(725)	(741)	(1,311)
(Gain) loss on sale of other real estate owned	1,224	177	(38)
Change in accrued income receivable	(168)	192	276
Change in accrued liabilities	1,397	(718)	(1,374)
Change in other assets	857	866	(3,853)
Net cash provided by operating activities	16,182	12,329	4,928
Cash flows from investing activities:			
Proceeds from maturities of securities available for sale	43,193	65,698	41,099
Purchases of securities available for sale	(43,007)	(69,014)	(49,922)
Proceeds from maturities of securities held to maturity	1,449	3,523	1,858
Purchases of securities held to maturity	(2,068)	(9,126)	(1,470)
Net change in loans	34,243	4,829	(25,527)
Proceeds from sale of other real estate owned	756	1,511	1,050
Purchases of premises and equipment	(449)	(673)	(971)
Proceeds from bank owned life insurance	—	—	1,034
Purchases of bank owned life insurance and annuity assets	(2,611)	(286)	(304)
Net cash provided by (used in) investing activities	31,506	(3,538)	(33,153)
Cash flows from financing activities:			
Change in deposits	(6,895)	47,137	55,283
Cash dividends	(3,360)	(3,347)	(3,186)
Change in securities sold under agreements to repurchase	(38,107)	6,466	7,571
Proceeds from Federal Home Loan Bank borrowings	703	11,475	6,050
Repayment of Federal Home Loan Bank borrowings	(7,562)	(26,278)	(16,005)
Change in other short-term borrowings	(588)	(163)	(24,110)
Net cash provided by (used in) financing activities	(55,809)	35,290	25,603
Cash and cash equivalents:			
Change in cash and cash equivalents	(8,121)	44,081	(2,622)
Cash and cash equivalents at beginning of year	59,751	15,670	18,292
Cash and cash equivalents at end of year	$ 51,630	$ 59,751	$ 15,670
Supplemental disclosure:			
Cash paid for interest	$ 10,875	$ 15,022	$ 17,791
Cash paid for income taxes	445	2,016	2,730
Non-cash transfers from loans to other real estate owned	1,833	522	1,749
Other real estate owned sales financed by the Bank	344	159	723

See accompanying notes to consolidated financial statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in thousands, except share and per share data.

Note A - Summary of Significant Accounting Policies

Description of Business: Ohio Valley Banc Corp. ("Ohio Valley") is a financial holding company registered under the Bank Holding Company Act of 1956. Ohio Valley has one banking subsidiary, The Ohio Valley Bank Company (the "Bank"), as well as a subsidiary that engages in consumer lending to individuals with higher credit risk history, Loan Central, Inc., and a subsidiary insurance agency that facilitates the receipts of insurance commissions, Ohio Valley Financial Services Agency, LLC. Ohio Valley and its subsidiaries are collectively referred to as the "Company".

The Company provides a full range of commercial and retail banking services from 21 offices located in central and southeastern Ohio and western West Virginia. It accepts deposits in checking, savings, time and money market accounts and makes personal, commercial, floor plan, student, construction and real estate loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from business operations. The Company also offers safe deposit boxes, wire transfers and other standard banking products and services. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. In addition to accepting deposits and making loans, the Bank invests in U. S. Government and agency obligations, interest-bearing deposits in other financial institutions and investments permitted by applicable law.

The Bank's trust department provides a wide variety of fiduciary services for trusts, estates and benefit plans and also provides investment and security services as an agent for its customers.

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio Valley and its wholly-owned subsidiaries, the Bank, Loan Central, Inc., a consumer finance company, and Ohio Valley Financial Services Agency, LLC, an insurance agency. All material intercompany accounts and transactions have been eliminated.

Industry Segment Information: Internal financial information is primarily reported and aggregated in two lines of business, banking and consumer finance.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions that are more susceptible to change in the near term involve the allowance for loan losses, mortgage servicing rights, deferred tax assets, the fair value of certain securities, the fair value of financial instruments and the determination and carrying value of impaired loans and other real estate owned.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, interest and noninterest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, short-term borrowings and interest-bearing deposits with other financial institutions.

Securities: The Company classifies securities into held to maturity and available for sale categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Securities classified as available for sale include securities that could be sold for liquidity, investment management or similar reasons even if there is not a present intention of such a sale. Available for sale securities are reported at fair value, with unrealized gains or losses included in other comprehensive income, net of tax.

Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recognized upon the sale of specific identified securities on the completed trade date.

Other-Than-Temporary-Impairments of Securities: In determining an other-than-temporary-impairment ("OTTI"), management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its

Note A - Summary of Significant Accounting Policies (continued)

anticipated recovery. The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment and i based on the information available to management at a point in time.

When an OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or i is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credi loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cos basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between th investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is nc more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. Th amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and i recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net c applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of th investment.

Federal Home Loan Bank ("FHLB") Stock: The Bank is a member of the FHLB system. Members are required to own a certai amount of stock based on the Bank's level of borrowings from the FHLB and other factors, and may invest in additional amount: FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recover of par value. Both cash and stock dividends are reported as income.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at th principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest incom is reported on an accrual basis using the interest method and includes amortization of net deferred loan fees and costs over the loan terr using the level yield method without anticipating prepayments.

The amount of the Company's recorded investment is not materially different than the amount of unpaid principal balance fc loans at December 31, 2011.

Interest income is discontinued and the loan moved to non-accrual status when full loan repayment is in doubt, typically when th loan is impaired or payments are past due 90 days or over unless the loan is well-secured or in process of collection. Past due status i based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection c principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days or over and still accruing include both smalle balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on suc loans is accounted for on the cash-basis method until qualifying for return to accrual. Loans are returned to accrual status when all th principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losse are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subseque recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan lo experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral value economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individual classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will t unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans generally consist of loa with balances of $200 or more on nonaccrual status or nonperforming in nature. Loans for which the terms have been modified and f which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies (continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length and reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance homogeneous loans, such as consumer and most residential real estate, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosure. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and impaired loans that are not individually reviewed for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: Commercial Real Estate, Commercial and Industrial, Residential Real Estate, and Consumer.

Commercial and industrial loans consist of borrowings for commercial purposes to individuals, corporations, partnerships, sole proprietorships, and other business enterprises. Commercial and industrial loans are generally secured by business assets such as equipment, accounts receivable, inventory, or any other asset excluding real estate and generally made to finance capital expenditures or operations. The Company's risk exposure is related to deterioration in the value of collateral securing the loan should foreclosure become necessary. Generally, business assets used or produced in operations do not maintain their value upon foreclosure which may require the Company to write-down the value significantly to sell.

Commercial real estate consists of nonfarm, nonresidential loans secured by owner-occupied and nonowner-occupied commercial real estate as well as commercial construction loans. An owner-occupied loan relates to a borrower purchased building or space for which the repayment of principal is dependent upon cash flows from the ongoing business operations conducted by the party, or an affiliate of the party, who owns the property. Owner-occupied loans that are dependent on cash flows from operations can be adversely affected by current market conditions for their product or service. A nonowner-occupied loan is a property loan for which the repayment of principal is dependent upon rental income associated with the property or the subsequent sale of the property. Nonowner-occupied loans that are dependent upon rental income are primarily impacted by local economic conditions which dictate occupancy rates and the amount of rent charged. Commercial construction loans consist of borrowings to purchase and develop raw land into 1-4 family residential properties. Construction loans are extended to individuals as well as corporations for the construction of an individual or multiple properties and are secured by raw land and the subsequent improvements. Repayment of the loans to real estate developers is dependent upon the sale of properties to third parties in a timely fashion upon completion. Should there be delays in construction or a downturn in the market for those properties, there may be significant erosion in value which may be absorbed by the Company.

Residential real estate loans consist of loans to individuals for the purchase of 1-4 family primary residences with repayment primarily through wage or other income sources of the individual borrower. The Company's loss exposure to these loans is dependent on local market conditions for residential properties as loan amounts are determined, in part, by the fair value of the property at origination.

Note A - Summary of Significant Accounting Policies (continued)

Consumer loans are comprised of loans to individuals secured by automobiles, open-end home equity loans and other loans tc individuals for household, family, and other personal expenditures, both secured and unsecured. These loans typically have maturitie: of 5 years or less with repayment dependent on individual wages and income. The risk of loss on consumer loans is elevated as the collateral securing these loans, if any, rapidly depreciate in value or may be worthless and/or difficult to locate if repossession i: necessary. In recent fiscal years covering 2009, 2010, and 2011, one of the most significant portions of the Company's net loan charge-offs have been from consumer loans. Never the less, the Company has allocated the highest percentage of its allowance for loan losse: as a percentage of loans to the other identified loan portfolio segments due to the larger dollar balances associated with such portfolios.

Concentrations of Credit Risk: The Company grants residential, consumer and commercial loans to customers located primarily in the southeastern Ohio and western West Virginia areas.

The following represents the composition of the Company's loan portfolio as of December 31:

	% of Total Loans	
	2011	2010
Residential real estate loans	37.85%	36.94%
Commercial real estate loans	36.68%	35.34%
Consumer loans	17.92%	19.10%
Commercial and industrial loans....	7.55%	8.62%
	100.00%	100.00%

Approximately 3.98% of total loans are unsecured.

The Bank, in the normal course of its operations, conducts business with correspondent financial institutions. Balances in correspondent accounts, investments in federal funds, certificates of deposit and other short-term securities are closely monitored to ensure that prudent levels of credit and liquidity risks are maintained. At December 31, 2011, the Bank's primary corresponden balance was $42,402 on deposit at the Federal Reserve Bank, Cleveland, Ohio.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which i: computed using the straight-line or declining balance methods over the estimated useful life of the owned asset and, for leasehold improvement, over the remaining term of the leased facility, whichever is shorter. The useful lives range from 3 to 8 years fo equipment, furniture and fixtures and 7 to 39 years for buildings and improvements.

Foreclosed assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell whe acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated cost to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs afte acquisition are expensed. Foreclosed assets totaled $4,256 and $4,403 at December 31, 2011 and 2010.

Goodwill: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price ove the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, i generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at leas annually. The Company has selected December 31, 2011 as the date to perform the annual impairment test. Goodwill is the onl intangible asset with an indefinite life on our balance sheet.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate thei carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Mortgage Servicing Rights: A mortgage servicing right ("MSR") is a contractual agreement where the right to service a mortgage loa is sold by the original lender to another party. When the Company sells mortgage loans to the secondary market, it retains the servicin rights to these loans. The Company's MSR is recognized separately when acquired through sales of loans and is initially recorded a fair value with the income statement effect recorded in mortgage banking income. Subsequently, the MSR is then amortized in proportion to and over the period of estimated future servicing income of the underlying loan. The MSR is then evaluated for impairment periodically based upon the fair value of the rights as compared to the carrying amount, with any impairment being recognized through a valuation allowance. Fair value of the MSR is based on market prices for comparable mortgage servicing contracts. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. At December 31, 2011 and 2010, the Company's MSR asset portfolio was $430 and $434, respectively.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Share: Earnings per share is based on net income divided by the following weighted average number of common shares outstanding during the periods: 4,001,435 for 2011; 3,984,229 for 2010; 3,983,034 for 2009. Ohio Valley had no dilutive securities outstanding for any period presented.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Bank Owned Life Insurance and Annuity Assets: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. The Company also purchased an annuity investment in December 2011 that will earn interest.

ESOP: Compensation expense is based on the market price of shares as they are committed to be allocated to participant accounts.

Adoption of New Accounting Standards:

In December 2010, the Financial Accounting Standards Board ("FASB") amended existing guidance relating to goodwill impairment testing. This guidance requires that if the carrying amount of a reporting unit is zero or negative, a qualitative assessment be performed to determine if it is more likely than not that goodwill is impaired. Step 2 of the impairment test shall be performed if it is determined that it is more likely than not that goodwill is impaired. The amendments in this guidance were effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies (continued)

In April 2011, the FASB issued guidance within the ASU 2011-02 A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring ("TDR"). ASU 2011-02 clarifies when a loan modification or restructuring is considered a TDR. This guidance was effective for the first interim or annual period beginning on or after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. The adoption of this guidance created additional TDR disclosures within Note C – Loans and Allowance for Loan Losses, but did not have an impact on the Company's consolidated financial statements.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for the first interim or annual period beginning on or after December 15 2011. The Company is currently evaluating the impact of this amendment and does not anticipate a significant impact to its consolidated financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statements of changes in shareholders' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as o the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not anticipate a significant impact to its consolidated financial statements.

<u>Loan Commitments and Related Financial Instruments:</u> Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. These financial instruments are recorded when they are funded. See Note J for more specific disclosure related to loan commitments.

<u>Dividend Restrictions:</u> Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Ohio Valley or by Ohio Valley to its shareholders. See Note N for more specific disclosure related to dividend restrictions.

<u>Restrictions on Cash:</u> Cash on hand or on deposit with Fifth Third Bank and the Federal Reserve Bank of $44,018 and $52,233 was required to meet regulatory reserve and clearing requirements at year-end 2011 and 2010. The balances at Fifth Third Bank do not earn interest.

<u>Fair Value of Financial Instruments:</u> Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note M. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

<u>Reclassifications:</u> The consolidated financial statements for 2010 and 2009 have been reclassified to conform with the presentation for 2011. These reclassifications had no effect on the net results of operations or shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note B - Securities

Securities are summarized as follows:

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2011				
U.S. Treasury securities	$ 5,510	$ 3	$ —	$ 5,513
U.S. Government sponsored entity securities	2,501	58	—	2,559
Agency mortgage-backed securities, residential	76,203	1,407	(12)	77,598
Total securities	$ 84,214	$ 1,468	$ (12)	$ 85,670
December 31, 2010				
U.S. Treasury securities	$ 17,081	$ 6	$ (8)	$ 17,079
U.S. Government sponsored entity securities	7,513	230	(12)	7,731
Agency mortgage-backed securities, residential	60,916	383	(270)	61,029
Total securities	$ 85,510	$ 619	$ (290)	$ 85,839

Securities Held to Maturity	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
December 31, 2011				
Obligations of states and political subdivisions	$ 22,825	$ 558	$ (559)	$ 22,824
Agency mortgage-backed securities, residential	23	—	—	23
Total securities	$ 22,848	$ 558	$ (559)	$ 22,847
December 31, 2010				
Obligations of states and political subdivisions	$ 22,149	$ 130	$ (1,109)	$ 21,170
Agency mortgage-backed securities, residential	29	—	(1)	28
Total securities	$ 22,178	$ 130	$ (1,110)	$ 21,198

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with a carrying value of approximately $46,683 at December 31, 2011 and $90,216 at December 31, 2010 were pledged to secure public deposits and repurchase agreements and for other purposes as required or permitted by law.

The amortized cost and estimated fair value of debt securities at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay the debt obligations prior to their contractual maturities. Securities not due at a single maturity are shown separately.

	Available for Sale		Held to Maturity	
Debt Securities:	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 8,011	$ 8,072	$ 648	$ 661
Due in one to five years	—	—	3,901	3,801
Due in five to ten years	—	—	10,289	10,496
Due after ten years	—	—	7,987	7,866
Agency mortgage-backed securities, residential	76,203	77,598	23	23
Total debt securities	$ 84,214	$ 85,670	$ 22,848	$ 22,847

There were no sales of debt securities during 2011, 2010 and 2009.

Note B - Securities (continued)

Securities with unrealized losses not recognized in income are as follows:

December 31, 2011	Less than 12 Months		12 Months or More		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities Available for Sale	Value	Loss	Value	Loss	Value	Loss
Agency mortgage-backed securities, residential	$ 7,621	$ (12)	$ —	$ —	$ 7,621	$ (12)
Total available for sale	$ 7,621	$ (12)	$ —	$ —	$ 7,621	$ (12)

	Less than 12 Months		12 Months or More		Total	
	Fair	Unrecognized	Fair	Unrecognized	Fair	Unrecognized
Securities Held to Maturity	Value	Loss	Value	Loss	Value	Loss
Obligations of states and political subdivisions	$ 664	$ (21)	$ 3,557	$ (538)	$ 4,221	$ (559)
Total held to maturity	$ 664	$ (21)	$ 3,557	$ (538)	$ 4,221	$ (559)

December 31, 2010	Less than 12 Months		12 Months or More		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities Available for Sale	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury securities	$ 9,041	$ (8)	$ —	$ —	$ 9,041	$ (8)
U.S. Gov't. sponsored entity securities	1,990	(12)	—	—	1,990	(12)
Agency mortgage-backed securities, residential	27,953	(270)	—	—	27,953	(270)
Total available for sale	$ 38,984	$ (290)	$ —	$ —	$ 38,984	$ (290)

	Less than 12 Months		12 Months or More		Total	
	Fair	Unrecognized	Fair	Unrecognized	Fair	Unrecognized
Securities Held to Maturity	Value	Loss	Value	Loss	Value	Loss
Agency mortgage-backed securities, residential	$ —	$ —	$ 21	$ (1)	$ 21	$ (1
Obligations of state and political subdivisions	7,510	(690)	970	(419)	8,480	(1,109
Total held to maturity	$ 7,510	$ (690)	$ 991	$ (420)	$ 8,501	$ (1,110

Unrealized losses on the Company's debt securities have not been recognized into income because the issuers' securities are of hig credit quality and management does not intend to sell and it is likely that management will not be required to sell the securities prior t their anticipated recovery. Management does not believe any individual unrealized loss at December 31, 2011 and 2010 represents a other-than-temporary impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans and Allowance for Loan Losses

Loans are comprised of the following at December 31:

	2011	2010
Residential real estate	$ 226,489	$ 236,878
Commercial real estate:		
Owner-occupied	142,566	149,042
Nonowner-occupied	55,419	55,989
Construction	21,471	21,591
Commercial and industrial	45,200	55,306
Consumer:		
Automobile	45,702	58,271
Home equity	20,507	20,527
Other	40,954	43,718
	598,308	641,322
Less: Allowance for loan losses	7,344	9,386
Loans, net	$ 590,964	$ 631,936

The Bank originated refund anticipation loans that contributed fee income of $561 in 2011, $655 in 2010 and $397 in 2009. As recommended by the FDIC, the Bank ceased offering refund anticipation loans effective April 19, 2011.

Activity in the allowance for loan losses was as follows:

	2011	2010	2009
Balance, beginning of year	$ 9,386	$ 8,198	$ 7,799
Loans charged off:			
Residential real estate	1,649	971	1,172
Commercial real estate	2,298	2,766	59
Commercial and industrial	4,725	191	568
Consumer	1,750	1,951	2,532
Total loans charged off	10,422	5,879	4,331
Recoveries of loans:			
Residential real estate	198	40	41
Commercial real estate	1,394	70	58
Commercial and industrial	1,127	25	672
Consumer	765	1,061	747
Total recoveries of loans	3,484	1,196	1,518
Net loan charge-offs	(6,938)	(4,683)	(2,813)
Provision charged to operations	4,896	5,871	3,212
Balance, end of year	$ 7,344	$ 9,386	$ 8,198

As a result of management's evaluation of the trends in the real estate market, the status of long-term, collateral dependent impaired loans and the current regulatory environment, management decided to take partial charge-offs more quickly on collateral dependent impaired loans during the second quarter of 2011.

Note C - Loans and Allowance for Loan Losses (continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2011:

	Residential Real Estate	Commercial Real Estate	Commercial & Industrial	Consumer	Total
Allowance for loan losses:					
Beginning balance	$ 993	$ 3,141	$ 3,795	$ 1,457	$ 9,386
Provision for loan losses	2,188	1,386	439	883	4,896
Loans charged off	(1,649)	(2,298)	(4,725)	(1,750)	(10,422)
Recoveries	198	1,394	1,127	765	3,484
Total ending allowance balance	$ 1,730	$ 3,623	$ 636	$ 1,355	$ 7,344

The following table presents the balance in the allowance for loan losses and the recorded investment of loans by portfolio segment anc based on impairment method as of December 31, 2011 and 2010:

December 31, 2011	Residential Real Estate	Commercial Real Estate	Commercial & Industrial	Consumer	Total
Allowance for loan losses:					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ —	$ 655	$ —	$ —	$ 655
Collectively evaluated for impairment	1,730	2,968	636	1,355	6,689
Total ending allowance balance	$ 1,730	$ 3,623	$ 636	$ 1,355	$ 7,344
Loans:					
Loans individually evaluated for impairment	$ 1,085	$ 10,153	$ 334	$ —	$ 11,572
Loans collectively evaluated for impairment	225,404	209,303	44,866	107,163	586,736
Total ending loans balance	$ 226,489	$ 219,456	$ 45,200	$ 107,163	$ 598,308

December 31, 2010	Residential Real Estate	Commercial Real Estate	Commercial & Industrial	Consumer	Total
Allowance for loan losses:					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 125	$ 1,698	$ 3,407	$ —	$ 5,230
Collectively evaluated for impairment	868	1,443	388	1,457	4,156
Total ending allowance balance	$ 993	$ 3,141	$ 3,795	$ 1,457	$ 9,386
Loans:					
Loans individually evaluated for impairment	$ 1,784	$ 13,460	$ 7,862	$ —	$ 23,106
Loans collectively evaluated for impairment	235,094	213,162	47,444	122,516	618,216
Total ending loans balance	$ 236,878	$ 226,622	$ 55,306	$ 122,516	$ 641,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans and Allowance for Loan Losses (continued)

Information regarding impaired loans is as follows:

	2011	2010
Year-end loans with no allocated allowance for loan losses	$ 8,081	$ 7,884
Year-end loans with allocated allowance for loan losses	3,491	15,222
Total impaired loans	$ 11,572	$ 23,106
Amount of the allowance for loan losses allocated	$ 655	$ 5,230

	2011	2010	2009
Average of individually impaired loans during year	$ 11,163	$ 24,589	$ 27,927
Interest income recognized during impairment	$ 647	$ 1,158	$ 1,793
Cash-basis interest income recognized	$ 608	$ 1,083	$ 1,690

The following table presents information related to loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2011:

December 31, 2011	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Impaired Loans	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Residential real estate	$ 1,136	$ 1,085	$ —	$ 748	$ 36	$ 31
Commercial real estate:						
Owner-occupied	5,713	5,470	—	5,510	325	317
Nonowner-occupied	1,192	1,192	—	1,247	56	49
Construction	—	—	—	—	—	—
Commercial and industrial	614	334	—	483	40	40
Consumer:						
Automobile	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Other	—	—	—	—	—	—
With an allowance recorded:						
Residential real estate	—	—	—	—	—	—
Commercial real estate:						
Owner-occupied	420	420	130	84	27	22
Nonowner-occupied	2,396	2,396	437	2,414	128	118
Construction	675	675	88	677	35	31
Commercial and industrial	—	—	—	—	—	—
Consumer:						
Automobile	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total	$ 12,146	$ 11,572	$ 655	$ 11,163	$ 647	$ 608

The recorded investment of a loan is its carrying value excluding accrued interest and deferred loan fees. The difference in the unpaid principal balance and recorded investment of the Company's loans was not materially different at year-end 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans and Allowance for Loan Losses (continued)

The following table presents information related to loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Residential real estate	$ 1,284	$ 1,244	$ —
Commercial real estate:			
Owner-occupied	4,719	4,234	—
Nonowner-occupied	2,987	992	—
Construction	743	743	—
Commercial and industrial	671	671	—
Consumer:			
Automobile	—	—	—
Home equity	—	—	—
Other	—	—	—
With an allowance recorded:			
Residential real estate	540	540	125
Commercial real estate:			
Owner-occupied	4,731	4,731	1,125
Nonowner-occupied	2,760	2,760	573
Construction	—	—	—
Commercial and industrial	7,191	7,191	3,407
Consumer:			
Automobile	—	—	—
Home equity	—	—	—
Other	—	—	—
Total	$ 25,626	$ 23,106	$ 5,230

Nonaccrual loans and loans past due 90 days or more and still accruing were as follows:

	December 31, 2011	December 31, 2010
Loans past due 90 days or more and still accruing	$ 459	$ 1,714
Nonaccrual loans	$ 2,678	$ 3,295

Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified as impaired loans.

Note C - Loans and Allowance for Loan Losses (continued)

The following table presents the recorded investment of nonaccrual loans and loans past due 90 days or more and still accruing by class of loans as of December 31, 2011 and 2010:

	Loans Past Due 90 Days And Still Accruing	Nonaccrual
December 31, 2011		
Residential real estate	$ 439	$ 2,450
Commercial real estate:		
Owner-occupied	—	125
Nonowner-occupied	—	86
Consumer:		
Automobile	13	12
Home equity	—	5
Other	7	—
Total	$ 459	$ 2,678

	Loans Past Due 90 Days And Still Accruing	Nonaccrual
December 31, 2010		
Residential real estate	$ 1,487	$ 2,200
Commercial real estate:		
Owner-occupied	—	428
Nonowner-occupied	—	432
Consumer:		
Automobile	114	100
Home equity	43	104
Other	70	31
Total	$ 1,714	$ 3,295

Note C - Loans and Allowance for Loan Losses (continued)

The following table presents the aging of the recorded investment of past due loans by class of loans as of December 31, 2011 and 2010:

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate	$ 3,662	$ 1,144	$ 2,889	$ 7,695	$ 218,794	$ 226,489
Commercial real estate:						
Owner-occupied	182	—	125	307	142,259	142,566
Nonowner-occupied	69	232	86	387	55,032	55,419
Construction	204	—	—	204	21,267	21,471
Commercial and industrial	171	14	—	185	45,015	45,200
Consumer:						
Automobile	864	110	13	987	44,715	45,702
Home equity	75	76	5	156	20,351	20,507
Other	506	162	7	675	40,279	40,954
Total	$ 5,733	$ 1,738	$ 3,125	$ 10,596	$ 587,712	$ 598,308

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate	$ 4,731	$ 1,951	$ 3,448	$ 10,130	$ 226,748	$ 236,878
Commercial real estate:						
Owner-occupied	1,564	17	428	2,009	147,033	149,042
Nonowner-occupied	87	—	432	519	55,470	55,989
Construction	—	—	—	—	21,591	21,591
Commercial and industrial	15	—	—	15	55,291	55,306
Consumer:						
Automobile	1,010	342	213	1,565	56,706	58,271
Home equity	78	50	147	275	20,252	20,527
Other	793	238	101	1,132	42,586	43,718
Total	$ 8,278	$ 2,598	$ 4,769	$ 15,645	$ 625,677	$ 641,322

Troubled Debt Restructurings:

A troubled debt restructuring ("TDR") is where the Company has agreed to a loan modification in the form of a concession for a borrower who is experiencing financial difficulty. All TDR's are considered to be impaired. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or short-term interest-only payment terms.

The Company has allocated reserves for a portion of its TDR's to reflect the fair values of the underlying collateral or the present value of the concessionary terms granted to the customer.

Note C - Loans and Allowance for Loan Losses (continued)

The following table presents the types of TDR loan modifications by class of loans as of December 31, 2011 and December 31, 2010:

December 31, 2011	TDR's Performing to Modified Terms	TDR's Not Performing to Modified Terms	Total TDR's
Residential real estate			
Interest only payments	$ —	$ 283	$ 283
Commercial real estate:			
Owner-occupied			
Interest only payments	3,619	—	3,619
Rate reduction	869	—	869
Maturity extension at lower stated rate than market rate	219	—	219
Nonowner-occupied			
Interest only payments	3,357	—	3,357
Construction			
Interest only payments	674	—	674
Commercial and industrial			
Interest only payments	334	—	334
Total TDR's	$ 9,072	$ 283	$ 9,355

December 31, 2010	TDR's Performing to Modified Terms	TDR's Not Performing to Modified Terms	Total TDR's
Residential real estate			
Interest only payments	$ 456	$ —	$ 456
Rate reduction	584	—	584
Commercial real estate:			
Owner-occupied			
Interest only payments	3,886	—	3,886
Rate reduction	887	—	887
Nonowner-occupied			
Interest only payments	2,983	—	2,983
Construction			
Interest only payments	679	—	679
Commercial and industrial			
Interest only payments	671	—	671
Rate reduction	6,668	—	6,668
Total TDR's	$ 16,814	$ —	$ 16,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans and Allowance for Loan Losses (continued)

At December 31, 2011, the balance in TDR loans decreased $7,459, or 44.4%, from year-end 2010. This was largely impacted by partial charge-offs and subsequent payoffs recorded on one impaired commercial and industrial loan relationship totaling $6,668 during the first and fourth quarters of 2011. At December 31, 2011 and December 31, 2010, 97% and 100% of the Company's TDR's were performing according to their modified terms. The Company allocated $655 and $3,791 in reserves to customers whose loan terms have been modified in TDR's as of December 31, 2011 and December 31, 2010, respectively. At December 31, 2011, the Company had $81 in commitments to lend additional amounts to customers with outstanding loans that are classified as TDR's as compared to none at December 31, 2010.

The following table presents the post-modification balances of TDR loan modifications by class of loans that occurred during the yea ended December 31, 2011:

	TDR's Performing to Modified Terms	TDR's Not Performing to Modified Terms	Total TDR's
December 31, 2011			
Residential real estate	$ —	$ —	$ —
Commercial real estate:			
Owner-occupied			
Rate reduction	1,515	—	1,515
Maturity extension at lower stated rate than market rate	226	—	226
Nonowner-occupied			
Interest only payments	400	—	400
Maturity extension at lower stated rate than market rate	1,927	—	1,927
Construction	—	—	—
Commercial and industrial	—	—	—
Total TDR's	$ 4,068	$ —	$ 4,068

All of the Company's TDR's that occurred during the year ended December 31, 2011 were performing in accordance with thei modified terms and did not experience any payment defaults within twelve months following the loan modification. A default i considered to have occurred once the TDR is past due 90 days or more or it has been placed on nonaccrual. TDR loans are returned t accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonabl assured. The TDR's described above increased the allowance for losses by $544 and resulted in charge-offs of $414 during the yea ended December 31, 2011. As of December 31, 2011, the Company had allocated $130 of reserves to customers whose loan terms hav been modified during the year ended December 31, 2011.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their deb such as: current financial information, historical payment experience, credit documentation, public information, and current econom trends, among other factors. These risk categories are represented by a loan grading scale from 1 through 10. The Company analyz loans individually with a higher credit risk rating and groups these loans into categories called "criticized" and "classified" assets. Th Company considers its criticized assets to be loans that are graded 8 and its classified assets to be loans that are graded 9 through 1 The Company's risk categories are reviewed at least annually on loans that have aggregate borrowing amounts that meet or excee $500.

Note C - Loans and Allowance for Loan Losses (continued)

The Company uses the following definitions for its criticized loan risk ratings:

Special Mention (Loan Grade 8). Loans classified as special mention indicate considerable risk due to deterioration of repayment (in the earliest stages) due to potential weak primary repayment source, or payment delinquency. These loans will be under constant supervision, are not classified and do not expose the institution to sufficient risks to warrant classification. These deficiencies should be correctable within the normal course of business, although significant changes in company structure or policy may be necessary to correct the deficiencies. These loans are considered bankable assets with no apparent loss of principal or interest envisioned. The perceived risk in continued lending is considered to have increased beyond the level where such loans would normally be granted. Credits that are defined as a troubled debt restructuring should be graded no higher than special mention until they have been reported as performing over one year after restructuring.

The Company uses the following definitions for its classified loan risk ratings:

Substandard (Loan Grade 9). Loans classified as substandard represent very high risk, serious delinquency, nonaccrual, or unacceptable credit. Repayment through the primary source of repayment is in jeopardy due to the existence of one or more well defined weaknesses and the collateral pledged may inadequately protect collection of the loans. Loss of principal is not likely if weaknesses are corrected, although financial statements normally reveal significant weakness. Loans are still considered collectible, although loss of principal is more likely than with special mention loan grade 8 loans. Collateral liquidation considered likely to satisfy debt.

Doubtful (Loan Grade 10). Loans classified as doubtful display a high probability of loss, although the amount of actual loss at the time of classification is undetermined. This should be a temporary category until such time that actual loss can be identified, or improvements made to reduce the seriousness of the classification. These loans exhibit all substandard characteristics with the addition that weaknesses make collection or liquidation in full highly questionable and improbable. This classification consists of loans where the possibility of loss is high after collateral liquidation based upon existing facts, market conditions, and value. Loss is deferred until certain important and reasonable specific pending factors which may strengthen the credit can be more accurately determined. These factors may include proposed acquisitions, liquidation procedures, capital injection, receipt of additional collateral, mergers, or refinancing plans. A doubtful classification for an entire credit should be avoided when collection of a specific portion appears highly probable with the adequately secured portion graded substandard.

Criticized and classified loans will mostly consist of commercial and industrial and commercial real estate loans. The Company considers its loans that do not meet the criteria for a criticized and classified asset rating as pass rated loans, which will include loans graded from 1 (Prime) to 7 (Watch). All commercial loans are categorized into a risk category either at the time of origination or re-evaluation date. As of December 31, 2011 and December 31, 2010, and based on the most recent analysis performed, the risk category of commercial loans by class of loans is as follows:

December 31, 2011	Pass	Criticized	Classified	Total
Commercial real estate:				
Owner-occupied	$ 113,118	$ 15,664	$ 13,784	$ 142,566
Nonowner-occupied	31,697	12,815	10,907	55,419
Construction	19,519	—	1,952	21,471
Commercial and industrial	36,633	3,250	5,317	45,200
Total	$ 200,967	$ 31,729	$ 31,960	$ 264,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans and Allowance for Loan Losses (continued)

December 31, 2010	Pass	Criticized	Classified	Total
Commercial real estate:				
Owner-occupied	$ 122,726	$ 15,764	$ 10,552	$ 149,042
Nonowner-occupied	48,569	1,550	5,870	55,989
Construction	15,487	63	6,041	21,591
Commercial and industrial	39,725	3,943	11,638	55,306
Total	$ 226,507	$ 21,320	$ 34,101	$ 281,928

The Company also obtains the credit scores of its borrowers upon origination (if available by the credit bureau) but are not updated. The Company focuses mostly on the performance and repayment ability of the borrower as an indicator of credit risk and does not consider a borrower's credit score to be a significant influence in the determination of a loan's credit risk grading.

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment of residential and consumer loans by class of loans based on payment activity as of December 31, 2011 and December 31, 2010:

	Consumer			Residential	
December 31, 2011	Automobile	Home Equity	Other	Real Estate	Total
Performing	$ 45,677	$ 20,502	$ 40,947	$ 223,600	$ 330,726
Nonperforming	25	5	7	2,889	2,926
Total	$ 45,702	$ 20,507	$ 40,954	$ 226,489	$ 333,652

	Consumer			Residential	
December 31, 2010	Automobile	Home Equity	Other	Real Estate	Total
Performing	$ 58,057	$ 20,380	$ 43,617	$ 233,191	$ 355,245
Nonperforming	214	147	101	3,687	4,149
Total	$ 58,271	$ 20,527	$ 43,718	$ 236,878	$ 359,394

The Company, through its subsidiaries, grants residential, consumer, and commercial loans to customers located primarily in the southeastern area of Ohio as well as the western counties of West Virginia. Approximately 3.98% of total loans were unsecured at December 31, 2011, up from 3.93% at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note D - Premises and Equipment

Following is a summary of premises and equipment at December 31:

	2011	2010
Land	$ 1,890	$ 1,890
Buildings	10,334	10,270
Leasehold improvements	2,855	2,897
Furniture and equipment	13,961	13,674
	29,040	28,731
Less accumulated depreciation	19,824	18,993
Total premises and equipment	$ 9,216	$ 9,738

The following is a summary of the future minimum lease payments for facilities leased by the Company. Lease expense was $492 in 2011, $490 in 2010 and $462 in 2009.

2012	$ 501
2013	433
2014	311
2015	174
2016	147
Thereafter	55
	$ 1,621

Note E - Deposits

Following is a summary of interest-bearing deposits at December 31:

	2011	2010
NOW accounts	$ 101,907	$ 101,833
Savings and Money Market	200,072	191,916
Time:		
In denominations under $100,000	126,705	156,694
In denominations of $100,000 or more	121,059	152,389
Total time deposits	247,764	309,083
Total interest-bearing deposits	$ 549,743	$ 602,832

Following is a summary of total time deposits by remaining maturity at December 31, 2011:

2012	$ 141,710
2013	68,183
2014	25,710
2015	6,401
2016	4,833
Thereafter	927
Total	$ 247,764

Brokered deposits, included in time deposits, were $31,271 and $36,272 at December 31, 2011 and 2010, respectively.

Note F - Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that have overnight maturity terms. At maturity, the securities underlying the agreements are returned to the Company. Newly enacted banking regulations during the third quarter of 2011 permitted the Company to begin paying interest on its business checking accounts and contributed to the decrease in securities sold under agreements to repurchase balances. Information concerning securities sold under agreements to repurchase is summarized as follows at December 31:

	2011	2010
Balance outstanding at period-end	$ —	$ 38,107
Weighted average interest rate at period-end	.00%	.15%
Average amount outstanding during year	$ 19,196	$ 26,991
Approximate weighted average interest rate during the year	.09%	.21%
Maximum amount outstanding as of any month-end	$ 36,680	$ 38,107
Securities underlying these agreements at year-end were as follows:		
Carrying value of securities	$ —	$ 49,436
Fair value	$ —	$ 49,552

Note G - Other Borrowed Funds

Other borrowed funds at December 31, 2011 and 2010 are comprised of advances from the Federal Home Loan Bank ("FHLB") of Cincinnati, promissory notes and Federal Reserve Bank ("FRB") Notes.

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
2011	$ 16,548	$ 3,748	$ —	$ 20,296
2010	$ 23,406	$ 3,835	$ 502	$ 27,743

Pursuant to collateral agreements with the FHLB, advances are secured by $243,791 in qualifying mortgage loans, $98,629 in commercial loans and $6,281 in FHLB stock at December 31, 2011. Fixed-rate FHLB advances of $16,548 mature through 2033 and have interest rates ranging from 1.79% to 3.42% and a year-to-date weighted average cost of 2.50%. There were no variable-rate FHLB borrowings at December 31, 2011.

At December 31, 2011, the Company had a cash management line of credit enabling it to borrow up to $95,000 from the FHLB. All cash management advances have an original maturity of 90 days. The line of credit must be renewed on an annual basis. There was $95,000 available on this line of credit at December 31, 2011.

Based on the Company's current FHLB stock ownership, total assets and pledgeable loans, the Company had the ability to obtain borrowings from the FHLB up to a maximum of $180,586 at December 31, 2011. Of this maximum borrowing capacity of $180,586, the Company had $137,038 available to use as additional borrowings, of which $95,000 could be used for short-term, cash management advances, as mentioned above.

Promissory notes, issued primarily by Ohio Valley, have fixed rates of 1.52% to 5.00% and are due at various dates through a final maturity date of December 8, 2014. At December 31, 2011, there were no promissory notes payable by Ohio Valley to related parties. See Note K for further discussion of related party transactions.

FRB notes consist of the collection of tax payments from Bank customers under the Treasury Tax and Loan program. These funds have a variable interest rate and are callable on demand by the U.S. Treasury. The interest rate for the Company's FRB notes was zero percent at December 31, 2011 and December 31, 2010. Various investment securities from the Bank used to collateralize FRB notes totaled $725 at December 31, 2011 and $1,270 at December 31, 2010.

Letters of credit issued on the Bank's behalf by the FHLB to collateralize certain public unit deposits as required by law totaled $27,000 at December 31, 2011 and $33,450 at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note G - Other Borrowed Funds (continued)

Scheduled principal payments over the next five years:

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
2012	$ 1,507	$ 2,437	$ —	$ 3,944
2013	3,814	166	—	3,980
2014	3,704	1,145	—	4,849
2015	1,108	—	—	1,108
2016	1,026	—	—	1,026
Thereafter	5,389	—	—	5,389
	$ 16,548	$ 3,748	$ —	$ 20,296

Note H - Subordinated Debentures and Trust Preferred Securities

On September 7, 2000, a trust formed by Ohio Valley issued $5,000 of 10.6% fixed-rate trust preferred securities as part of a pooled offering of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Beginning September 7, 2010, the Company's subordinated debentures were callable upon demand at a premium of 105.30% with the call price declining .53% per year until reaching a call price of par at year twenty through maturity. The subordinated debentures must be redeemed no later than September 7, 2030. Debt issuance costs of $166 were incurred and capitalized and will amortize as a yield adjustment through expected maturity.

On March 22, 2007, a trust formed by Ohio Valley issued $8,500 of adjustable-rate trust preferred securities as part of a pooled offering of such securities. The rate on these trust preferred securities will be fixed at 6.58% for five years, and then convert to a floating-rate term on March 15, 2012, based on a rate equal to the 3-month LIBOR plus 1.68%. There were no debt issuance costs incurred with these trust preferred securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The subordinated debentures must be redeemed no later than June 15, 2037.

On March 26, 2007, the proceeds from these new trust preferred securities were used to pay off $8,500 in higher cost trust preferred security debt that was issued on March 26, 2002. This repayment of $8,500 in trust preferred securities was the result of an early call feature that allowed the Company to redeem the entire amount of these subordinated debentures at par value. These higher cost subordinated debentures, which were floating based on a rate equal to the 3-month LIBOR plus 3.60%, not to exceed 11.00%, were redeemed at a floating rate of 8.97%. The replacement of this higher cost debt was a strategy by management to lower interest expense and improve the net interest margin.

Under the provisions of the related indenture agreements, the interest payable on the trust preferred securities is deferrable for up to five years and any such deferral is not considered a default. During any period of deferral, the Company would be precluded from declaring or paying dividends to shareholders or repurchasing any of the Company's common stock. Under generally accepted accounting principles, the trusts are not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust. Since the Company's equity interest in the trusts cannot be received until the subordinated debentures are repaid, these amounts have been netted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note I - Income Taxes

The provision for income taxes consists of the following components:

	2011	2010	2009
Current tax expense	$ 1,723	$ 1,973	$ 2,274
Deferred tax (benefit) expense	340	(462)	(2)
Total income taxes	$ 2,063	$ 1,511	$ 2,272

The source of deferred tax assets and deferred tax liabilities at December 31:

	2011	2010
Items giving rise to deferred tax assets:		
Allowance for loan losses	$ 2,551	$ 3,262
Deferred compensation	1,558	1,499
Deferred loan fees/costs	376	384
Other real estate owned	440	—
Other	179	179
Items giving rise to deferred tax liabilities:		
Mortgage servicing rights	(149)	(151)
FHLB stock dividends	(1,081)	(1,081)
Unrealized gain on securities available for sale	(495)	(112)
Depreciation	(250)	(128)
Prepaid expenses	(140)	(166)
Intangibles	(330)	(304)
Other	(1)	(1)
Net deferred tax asset	$ 2,658	$ 3,381

The Company determined that it was not required to establish a valuation allowance for deferred tax assets since management believes that the deferred tax assets are likely to be realized through a carry back to taxable income in prior years or the future reversals of existing taxable temporary differences.

The difference between the financial statement tax provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes is as follows:

	2011	2010	2009
Statutory tax	$ 2,685	$ 2,246	$ 3,032
Effect of nontaxable interest	(299)	(279)	(264)
Nondeductible interest expense	16	20	24
Income from bank owned insurance, net	(169)	(236)	(196)
Effect of nontaxable life insurance death proceeds	—	—	(189)
Effect of state income tax	56	46	74
Tax credits	(245)	(224)	(212)
Other items	19	(62)	3
Total income taxes	$ 2,063	$ 1,511	$ 2,272

At December 31, 2011 and December 31, 2010, the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. The Company did not recognize any interest and/or penalties related to income tax matters for the periods presented.

The Company is subject to U.S. federal income tax as well as West Virginia state income tax. The Company is no longer subject to federal or state examination for years prior to 2008. The tax years 2008-2010 remain open to federal and state examinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note J - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments recorded on the balance sheet.

Following is a summary of such commitments at December 31:

	2011	2010
Fixed rate	$ 1,456	$ 941
Variable rate	54,860	47,843
Standby letters of credit	5,486	5,163

The interest rate on fixed-rate commitments ranged from 3.13% to 7.38% at December 31, 2011.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

The Company participates as a facilitator of tax refunds pursuant to a clearing agreement with a third-party tax software provider. The clearing agreement is effective through December 31, 2015 and is renewable in 5-year increments. The agreement requires the Bank to process electronic refund checks ("ERC's") and electronic refund deposits ("ERD's") presented for payment on behalf of taxpayers containing taxpayer refunds. The Bank will, in turn, receive a fee paid by the third-party tax software provider for each transaction that is processed. The agreement is subject to termination if the Bank fails to perform the required clearing services and/or the Bank's regulators would require the Bank to cease offering the product presented within the agreement.

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

Note K - Related Party Transactions

Certain directors, executive officers and companies with which they are affiliated were loan customers during 2011. A summary of activity on these borrower relationships with aggregate debt greater than $120 is as follows:

Total loans at January 1, 2011	$ 5,889
New loans	131
Repayments	(264)
Other changes	(668)
Total loans at December 31, 2011	$ 5,088

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period, such as changes in persons classified as directors, executive officers and companies' affiliates.

Deposits from principal officers, directors, and their affiliates at year-end 2011 and 2010 were $15,807 and $9,271.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note L - Employee Benefits

The Bank has a profit-sharing plan for the benefit of its employees and their beneficiaries. Contributions to the plan are determined by the Board of Directors of Ohio Valley. Contributions charged to expense were $218, $210 and $196 for 2011, 2010 and 2009.

Ohio Valley maintains an Employee Stock Ownership Plan (ESOP) covering substantially all employees of the Company. Ohio Valley issues shares to the ESOP, purchased by the ESOP with subsidiary cash contributions, which are allocated to ESOP participants based on relative compensation. The total number of shares held by the ESOP, all of which have been allocated to participant accounts, were 255,381 and 240,703 at December 31, 2011 and 2010. In addition, the subsidiaries made contributions to its ESOP Trust as follows:

	Years ended December 31		
	2011	2010	2009
Number of shares issued	26,500	16,047	1,000
Fair value of stock contributed	$ 497	$ 315	$ 22
Cash contributed	65	105	371
Total expense	$ 562	$ 420	$ 393

Life insurance contracts with a cash surrender value of $21,207 and annuity assets of $1,890 at December 31, 2011 have been purchased by the Company, the owner of the policies. The purpose of these contracts was to replace a current group life insurance program for executive officers, implement a deferred compensation plan for directors and executive officers, implement a director retirement plan and implement supplemental retirement plans for certain officers. Under the deferred compensation plan, Ohio Valley pays each participant the amount of fees deferred plus interest over the participant's desired term, upon termination of service. Under the director retirement plan, participants are eligible to receive ongoing compensation payments upon retirement subject to length of service. The supplemental retirement plans provide payments to select executive officers upon retirement based upon a compensation formula determined by Ohio Valley's Board of Directors. The present value of payments expected to be provided are accrued during the service period of the covered individuals and amounted to $4,480 and $4,314 at December 31, 2011 and 2010. Expenses related to the plans for each of the last three years amounted to $318, $317 and $321. In association with the split-dollar life insurance plan, the present value of the postretirement benefit totaled $1,580 at December 31, 2011 and $1,351 at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note M - Fair Value of Financial Instruments

The measurement of fair value under US GAAP uses a hierarchy intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities Available For Sale: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Mortgage Servicing Rights: Fair value is based on market prices for comparable mortgage servicing contracts.

Note M - Fair Value of Financial Instruments (continued)

Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
U.S. Treasury securities	—	$ 5,513	—
U.S. Government sponsored entity securities	—	2,559	—
Agency mortgage-backed securities, residential	—	77,598	—

	Fair Value Measurements at December 31, 2010, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
U.S. Treasury securities	—	$ 17,079	—
U.S. Government sponsored entity securities	—	7,731	—
Agency mortgage-backed securities, residential	—	61,029	—

There were no transfers between Level 1 and Level 2 during 2011 or 2010.

Assets and Liabilities Measured on a Nonrecurring Basis
Assets and liabilities measured at fair value on a nonrecurring basis are summarized below:

	Fair Value Measurements at December 31, 2011, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans:			
Commercial real estate:			
Owner-occupied	—	—	$ 290
Nonowner-occupied	—	—	1,959
Construction	—	—	587
Mortgage servicing rights	—	—	430
Other real estate owned:			
Commercial real estate:			
Construction	—	—	1,814
Commercial and industrial	—	—	1,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note M - Fair Value of Financial Instruments (continued)

	Fair Value Measurements at December 31, 2010, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans:			
Commercial real estate:			
Owner-occupied	—	—	$ 3,606
Nonowner-occupied	—	—	2,187
Commercial and industrial	—	—	3,785
Residential real estate	—	—	414
Mortgage servicing rights	—	—	434

Impaired loans had a principal balance of $11,572 at December 31, 2011. The portion of impaired loans with specific allocations of the allowance for loan losses had a carrying amount of $3,491 and was measured for impairment using the present value of estimated future cash flows. This resulted in a valuation allowance of $655 at December 31, 2011, which contributed to an increase of $218 in provision for loan loss expense during the year ended December 31, 2011. This is compared to an increase of $2,930 in provision for loan loss expense during the previous year ended December 31, 2010. At December 31, 2010, impaired loans had a principal balance of $23,106. The portion of impaired loans with specific allocations of the allowance for loan losses had a carrying amount of $15,222. The loans were measured for impairment using fair value of the underlying collateral and the present value of estimated future cash flows. This resulted in a valuation allowance of $5,230 at December 31, 2010.

Mortgage servicing rights, which are carried at lower of cost or fair value, were carried at their fair value of $430, which is made up of the outstanding balance of $573, net of a valuation allowance of $143 at December 31, 2011. This is compared to a fair value of $434, made up of the outstanding balance of $609, net of a valuation allowance of $175 at December 31, 2010.

Other real estate owned that was measured at fair value less costs to sell at December 31, 2011 had a net carrying amount of $2,948, which is made up of the outstanding balance of $4,214, net of a valuation allowance of $1,266 at December 31, 2011, which resulted in a corresponding write-down of $1,266 for the year ended December 31, 2011. At December 31, 2010, there was no other real estate owned measured at fair value less costs to sell, which resulted in no valuation allowance and no corresponding write-downs from the year ended December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note M - Fair Value of Financial Instruments (continued)

Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Loans: The fair value of fixed-rate loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of loan commitments and standby letters of credit was not material at December 31, 2011 or 2010. The fair value for variable-rate loans is estimated to be equal to carrying value. This fair value represents an entry price in accordance with ASC 825. While ASC 820 amended ASC 825 in several respects, this approach to fair value remains an acceptable approach under generally accepted accounting principles.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: For other borrowed funds and subordinated debentures, rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value. For securities sold under agreements to repurchase, carrying value is a reasonable estimate of fair value.

Accrued Interest Receivable and Payable: For accrued interest receivable and payable, the carrying amount is a reasonable estimate of fair value.

In addition, other assets and liabilities that are not defined as financial instruments were not included in the disclosures below, such as premises and equipment and life insurance contracts. The fair value of off-balance sheet items is not considered material (or is based on the current fees or cost that would be charged to enter into or terminate such arrangements).

The fair values of financial assets and liabilities carried on the Company's consolidated balance sheet include those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 51,630	$ 51,630	$ 59,751	$ 59,751
Securities available for sale	85,670	85,670	85,839	85,839
Securities held to maturity	22,848	22,847	22,178	21,198
Federal Home Loan Bank stock	6,281	N/A	6,281	N/A
Loans	590,964	599,782	631,936	637,986
Accrued interest receivable	2,872	2,872	2,704	2,704
Financial liabilities:				
Deposits	687,886	690,607	694,781	698,199
Securities sold under agreements to repurchase	—	—	38,107	38,107
Other borrowed funds	20,296	20,565	27,743	26,968
Subordinated debentures	13,500	11,085	13,500	11,507
Accrued interest payable	1,894	1,894	2,600	2,600

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note N - Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes that as of December 31, 2011, the Company and the Bank met all capital adequacy requirements to which they were subject.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2011 and 2010, the Bank's capital met the requirements for the Bank to be deemed well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed the banks category.

At year-end, consolidated actual capital levels and minimum required levels for the Company and the Bank were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011						
Total capital (to risk weighted assets)						
Consolidated	$ 90,288	15.6%	$ 46,174	8.0%	$ 57,718	N/A
Bank	81,991	14.4	45,544	8.0	56,930	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	83,072	14.4	23,087	4.0	34,631	N/A
Bank	74,975	13.2	22,772	4.0	34,158	6.0
Tier 1 capital (to average assets)						
Consolidated	83,072	10.3	32,414	4.0	40,517	N/A
Bank	74,975	9.4	31,969	4.0	39,962	5.0
2010						
Total capital (to risk weighted assets)						
Consolidated	$ 87,660	14.5%	$ 48,235	8.0%	$ 60,294	N/A
Bank	79,893	13.4	47,663	8.0	59,578	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	80,101	13.3	24,117	4.0	36,176	N/A
Bank	72,426	12.2	23,831	4.0	35,747	6.0
Tier 1 capital (to average assets)						
Consolidated	80,101	9.3	34,326	4.0	42,908	N/A
Bank	72,426	8.5	33,902	4.0	42,377	5.0

Dividends paid by the subsidiaries are the primary source of funds available to Ohio Valley for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiaries to Ohio Valley is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the current and prior two years retained earnings. At January 1, 2012 approximately $4,795 of the subsidiaries' retained earnings were available for dividends under these guidelines. In addition to these restrictions, dividend payments cannot reduce regulatory capital levels below minimum regulatory guidelines. The Board of Governors of the Federal Reserve System also has a policy requiring Ohio Valley to provide notice to the FRB in advance of the payment of a dividend to Ohio Valley's shareholders under certain circumstances, and the FRB may disapprove of such dividend payment if the FRB determines the payment would be an unsafe or unsound practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note O - Parent Company Only Condensed Financial Information

Below is condensed financial information of Ohio Valley. In this information, Ohio Valley's investment in its subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements of the Company.

CONDENSED STATEMENTS OF CONDITION

	Years ended December 31: 2011	2010
Assets		
Cash and cash equivalents	$ 1,462	$ 1,687
Investment in subsidiaries	84,038	80,087
Notes receivable - subsidiaries	3,743	3,828
Other assets	406	314
Total assets	$ 89,649	$ 85,916
Liabilities		
Notes payable	$ 3,748	$ 3,835
Subordinated debentures	13,500	13,500
Other liabilities	558	453
Total liabilities	$ 17,806	$ 17,788
Shareholders' Equity		
Total shareholders' equity	71,843	68,128
Total liabilities and shareholders' equity	$ 89,649	$ 85,916

CONDENSED STATEMENTS OF INCOME

	Years ended December 31:		
Income:	2011	2010	2009
Interest on notes	$ 134	$ 158	$ 156
Other operating income	65	68	56
Dividends from subsidiaries	3,500	4,500	4,000
Expenses:			
Interest on notes	134	159	157
Interest on subordinated debentures	1,089	1,089	1,089
Operating expenses	287	538	230
Income before income taxes and equity in undistributed earnings of subsidiaries	2,189	2,940	2,736
Income tax benefit	439	522	423
Equity in undistributed earnings of subsidiaries	3,207	1,634	3,486
Net Income	$ 5,835	$ 5,096	$ 6,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note O - Parent Company Only Condensed Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31:		
Cash flows from operating activities:	2011	2010	2009
Net Income	$ 5,835	$ 5,096	$ 6,645
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(3,207)	(1,634)	(3,486)
Common stock issued to ESOP	496	315	22
Change in other assets	(92)	(12)	(7)
Change in other liabilities	105	64	59
Net cash provided by operating activities	3,137	3,829	3,233
Cash flows from investing activities:			
Change in notes receivable	85	402	1,231
Net cash provided by investing activities	85	402	1,231
Cash flows from financing activities:			
Change in notes payable	(87)	(412)	(1,232)
Cash dividends paid	(3,360)	(3,347)	(3,186)
Net cash used in financing activities	(3,447)	(3,759)	(4,418)
Cash and cash equivalents:			
Change in cash and cash equivalents	(225)	472	46
Cash and cash equivalents at beginning of year	1,687	1,215	1,169
Cash and cash equivalents at end of year	$ 1,462	$ 1,687	$ 1,215

Note P - Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and consumer finance. They are also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business which are then aggregated if operating performance, products/services, and customers are similar. Loans, investments, and deposits provide the majority of the net revenues from the banking operation, while loans provide the majority of the net revenues for the consumer finance segment. All Company segments are domestic.

Total revenues from the banking segment, which accounted for the majority of the Company's total revenues, totaled 91.8%, 92.9% and 93.4% of total consolidated revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

The accounting policies used for the Company's reportable segments are the same as those described in Note A - Summary of Significant Accounting Policies. Income taxes are allocated based on income before tax expense.

Segment information for the years ended December 31, is as follows:

	Year Ended December 31, 2011		
	Banking	Consumer Finance	Total Company
Net interest income	$ 30,792	$ 3,079	$ 33,871
Provision expense	$ 4,809	$ 87	$ 4,896
Noninterest income	$ 6,327	$ 895	$ 7,222
Noninterest expense	$ 26,130	$ 2,169	$ 28,299
Tax expense	$ 1,483	$ 580	$ 2,063
Net income	$ 4,697	$ 1,138	$ 5,835
Assets	$ 789,744	$ 14,433	$ 804,177

	Year Ended December 31, 2010		
	Banking	Consumer Finance	Total Company
Net interest income	$ 30,074	$ 2,893	$ 32,967
Provision expense	$ 5,717	$ 154	$ 5,871
Noninterest income	$ 5,578	$ 576	$ 6,154
Noninterest expense	$ 24,756	$ 1,887	$ 26,643
Tax expense	$ 1,029	$ 482	$ 1,511
Net income	$ 4,149	$ 947	$ 5,096
Assets	$ 837,359	$ 14,155	$ 851,514

	Year Ended December 31, 2009		
	Banking	Consumer Finance	Total Company
Net interest income	$ 27,817	$ 2,874	$ 30,691
Provision expense	$ 3,049	$ 163	$ 3,212
Noninterest income	$ 7,132	$ 466	$ 7,598
Noninterest expense	$ 24,247	$ 1,913	$ 26,160
Tax expense	$ 1,843	$ 429	$ 2,272
Net income	$ 5,810	$ 835	$ 6,645
Assets	$ 797,276	$ 14,712	$ 811,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note Q - Consolidated Quarterly Financial Information (unaudited)

	Quarters Ended			
2011	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total interest income	$ 12,025	$ 10,817	$ 10,693	$ 10,505
Total interest expense	2,822	2,663	2,509	2,175
Net interest income	9,203	8,154	8,184	8,330
Provision for loan losses(1)	2,944	759	1,152	41
Noninterest income	3,659	1,687	1,058	818
Noninterest expense	7,098	6,981	7,001	7,219
Net income	2,033	1,555	886	1,361
Earnings per share	$ .51	$ .39	$ .22	$ .34
2010				
Total interest income	$ 12,228	$ 11,599	$ 11,438	$ 11,249
Total interest expense	3,619	3,421	3,328	3,179
Net interest income	8,609	8,178	8,110	8,070
Provision for loan losses(2)	921	721	2,225	2,004
Noninterest income	1,865	1,524	1,382	1,383
Noninterest expense	6,881	6,976	6,863	5,923
Net income	1,906	1,471	421	1,298
Earnings per share	$ .48	$ .37	$ .10	$ .33
2009				
Total interest income	$ 12,611	$ 11,710	$ 11,733	$ 11,569
Total interest expense	4,331	4,407	4,285	3,909
Net interest income	8,280	7,303	7,448	7,660
Provision for loan losses	848	296	957	1,111
Noninterest income	2,021	1,818	2,137	1,622
Noninterest expense	6,556	6,915	6,528	6,161
Net income	2,051	1,396	1,700	1,498
Earnings per share	$ .51	$ .35	$ .43	$ .38

(1) During the first quarter of 2011, the Company began taking partial charge-offs more quickly on collateral dependent impaired loans as a result of management's evaluation of the trends in the real estate market, the status of long-term, collateral dependent impaired loans and the current regulatory environment. The increases in partial charge-offs contributed to a higher historical loan loss factor, which required additional general allocations within the allowance for loan losses.

(2) During the third and fourth quarters of 2010, the Bank experienced an increase in its provision expense as a result of continued credit quality issues with three commercial relationships that resulted in additional impairment charges and partial charge-offs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Ohio Valley Banc Corp.

We have audited the accompanying consolidated statements of condition of Ohio Valley Banc Corp. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Valley Banc Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Ohio Valley Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, KY
March 15, 2012

Management's Report on Internal Control Over Financial Reporting

Board of Directors and Shareholders
Ohio Valley Banc Corp.

The management of Ohio Valley Banc Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the consolidated financial statements is evaluated for effectiveness by management. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed Ohio Valley Banc Corp.'s system of internal control over financial reporting as of December 31, 2011, in relation to criteria for effective internal control over financial reporting as described in "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2011, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control Integrated Framework".

Crowe Horwath LLP, independent registered public accounting firm, has issued an audit report dated March 15, 2012 on the Company's internal control over financial reporting. That report is contained in Ohio Valley's Annual Report to Shareholders under the heading "Report of Independent Registered Public Accounting Firm".

Ohio Valley Banc Corp.

Jeffery E. Smith
Chairman, CEO

Scott W. Shockey
Vice President, CFO

March 15, 2012

SUMMARY OF COMMON STOCK DATA

OHIO VALLEY BANC CORP.

Years ended December 31, 2011 and 2010

INFORMATION AS TO STOCK PRICES AND DIVIDENDS: Ohio Valley's common shares are traded on The NASDAQ Stock Market under the symbol "OVBC". The following table summarizes the high and low sales prices for Ohio Valley's common shares on the NASDAQ Global Market for each quarterly period since January 1, 2010.

2011	High	Low
First Quarter	$23.26	$19.21
Second Quarter	23.10	16.50
Third Quarter	18.70	16.01
Fourth Quarter	19.09	17.00

2010	High	Low
First Quarter	$25.00	$18.75
Second Quarter	22.49	16.38
Third Quarter	21.79	16.40
Fourth Quarter	20.87	18.23

Shown below is a table which reflects the dividends declared per share on Ohio Valley's common shares. As of March 9, 2012, the number of holders of record of common shares was 2,141.

Dividends per share	2011	2010
First Quarter	$.21	$.21
Second Quarter	.21	.21
Third Quarter	.21	.21
Fourth Quarter	.21	.21

Dividends paid by the subsidiaries are the primary source of funds available to Ohio Valley for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiaries to Ohio Valley is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the amount of retained earnings for the current and prior two years.

In addition, policy of the Board of Governors of the Federal Reserve System requires Ohio Valley to provide notice to the FRB in advance of the payment of a dividend to Ohio Valley's shareholders under certain circumstances, and the FRB may disapprove of such dividend payment if the FRB determines the payment would be an unsafe or unsound practice.

Dividend restrictions are also listed within the provisions of Ohio Valley's trust preferred security arrangements. Under the provisions of these agreements, the interest payable on the trust preferred securities is deferrable for up to five years and any such deferral would not be considered a default. During any period of deferral, Ohio Valley would be precluded from declaring or paying dividends to its shareholders or repurchasing any of its common stock.

PERFORMANCE GRAPH

OHIO VALLEY BANC CORP.
Year ended December 31, 2011

The following graph sets forth a comparison of five-year cumulative total returns among the Company's common shares (indicated "Ohio Valley Banc Corp." on the Performance Graph), the S & P 500 Index (indicated "S & P 500" on the Performance Graph), and SNL Securities SNL $500 Million-$1 Billion Bank Asset-Size Index (indicated "SNL" on the Performance Graph) for the fiscal years indicated. Information reflected on the graph assumes an investment of $100 on December 31, 2006 in each of the common shares of the Company, the S & P 500 Index, and the SNL Index. Cumulative total return assumes reinvestment of dividends. The SNL Index represents stock performance of 70 of the nation's banks located throughout the United States with total assets between $500 Million and $1 Billion as selected by SNL Securities of Charlottesville, Virginia. The Company is included as one of the 70 banks in the SNL Index.


Total Return Performance
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Ohio Valley Banc Corp.
SNL $500M-$1B Bank Index
S&P 500

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Ohio Valley Banc Corp.	100.00	102.51	79.35	95.72	88.41	88.06
SNL $500M-$1B Bank Index	100.00	80.13	51.35	48.90	53.38	46.96
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76

[THIS PAGE INTENTIONALLY LEFT BLANK]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an analysis of the financial condition and results of operations of Ohio Valley Banc Corp. ("Ohio Valley" or the "Company") that is not otherwise apparent from the audited consolidated financial statements included in this report. The accompanying consolidated financial information has been prepared by management in conformity with U.S. generally accepted accounting principles ("US GAAP") and is consistent with that reported in the consolidated statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following tables and related discussion. All dollars are reported in thousands, except share and per share data.

RESULTS OF OPERATIONS:

SUMMARY

Ohio Valley generated net income of $5,835 for 2011, an increase of 14.5% from 2010. Earnings per share were $1.46 for 2011, an increase of 14.1% from 2010. The increase in net income and earnings per share for 2011 was primarily due to higher noninterest income combined with improvements in higher net interest income and lower provision for loan loss expense. Noninterest income grew $1,068, or 17.4%, during 2011, largely from the Company's tax processing fees. The Company generates fee income by facilitating tax refund payments in the form of electronic refund check/deposit ("ERC/ERD") transactions. ERC/ERD transactions involve the issuing of a tax refund to the taxpayer after the Bank has received the refund from the federal/state government. In 2011, ERC/ERD fees increased $1,779 over the previous year due to the significant growth in transaction volume of processing tax refund payments during the first half of 2011. This activity was mostly seasonal and had little impact on Company earnings during the third and fourth quarters of 2011.

Further contributing to the Company's successful year in net income was lower provision for loan loss expense, which decreased $975, or 16.6%, during 2011 as compared to the previous year. The decrease was in large part due to significant recoveries of commercial loans experienced in 2011 as well as larger impairment charges recorded in 2010. Net charge-offs during 2011 were up $2,255, or 48.2%, over 2010, but the majority of these charge-offs had already been specifically allocated for within the allowance for loan losses. As a result, no provision expense was required to be taken against the majority of these additional charge-offs. Conversely, recoveries of loans did have an immediate impact on lowering provision expense. Total recoveries during 2011 were $3,484, which increased $2,288, or 191.3%, from 2010, in large part due to successful collection efforts of commercial loan balances that had been previously charged off. Provision expense also benefited from impairment charges recorded during 2010 that had an opposite effect in 2011. During the fourth quarter of 2010, the Company identified asset impairment of $1,406 related to one commercial loan relationship with two loans classified as troubled debt restructurings ("TDR's"). This impairment charge required specific reserves within the allowance for loan losses, which required a corresponding increase in provision for loan loss expense in 2010 that had the effect of lowering provision expense during 2011.

Further contributing to higher earnings in 2011 was an improved net interest income, which increased $904, or 2.7%, over 2010. The sustained low-rate environment continues to have an impact in lowering funding costs, as well as causing management to emphasize growing lower-costing, core deposit relationship balances. As a result, interest expense decreased $3,378 during 2011, as compared to 2010. This cost savings completely offset the decrease in interest income of $2,474 during 2011, as compared to 2010.

Partially offsetting the benefits from higher ERC/ERD fees, lower provision expense and higher net interest income were increases in other real estate owned ("OREO") losses, as well as increases in salaries and employee benefit and foreclosed asset expenses. OREO losses finished at $1,224 at year-end 2011, up from $177 in losses at year-end 2010. Higher OREO losses were impacted most by impairment charges taken on two commercial real estate foreclosed properties classified as OREO. These losses were the result of re-evaluations of the carrying values in 2011 for both OREO properties, which identified $1,266 in total asset impairment. The impairment charges were recorded as write-downs to the carrying values of both properties and limited the growth in noninterest income during 2011. Salaries and employee benefit expense increased $1,003, or 6.4%, during 2011, as compared to 2010, in large part due to annual merit increases, higher health insurance premiums and a larger number of employees. The Company's foreclosed asset costs also grew to $650 during 2011, an increase of $583 from the previous year. The increase was mostly related to the foreclosure expenses of two commercial real estate properties, which included taxes and other general costs to maintain both properties.

During 2010, Ohio Valley generated net income of $5,096, a decrease of 23.3% from 2009. Earnings per share were $1.28 for 2010, a decrease of 23.4% from 2009. The decrease in net income and earnings per share for 2010 was primarily due to a higher provision for loan loss expense, representing a $2,659, or 82.8%, increase over 2009. Provision expense increased over 2009 in large part due to increases in both net charge-offs and specific allocations on impaired loans. Net charge-offs were impacted by partial charge-offs of $2,480 recorded on two commercial loans, while specific allocations were impacted by an impairment charge of $1,406 related to two commercial TDR's. Further contributing to lower earnings in 2010 were decreases in other noninterest income sources, including service charges on deposit accounts (down $614, or 21.8%), income from bank owned life insurance (down $570, or 43.5%) and

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED AVERAGE BALANCE SHEET & ANALYSIS OF NET INTEREST INCOME

Table I
(dollars in thousands)

	December 31								
	2011			2010			2009		
	Average Balance	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Assets									
Interest-earning assets:									
Interest-bearing balances with banks	**$ 67,947**	**$ 163**	**0.24%**	$ 43,450	$ 93	0.21%	$ 27,077	$ 58	0.21%
Federal funds sold	—	—	—	—	—	—	18	—	0.05
Securities:									
Taxable	**102,740**	**2,043**	**1.99**	93,846	2,462	2.62	97,124	3,038	3.13
Tax exempt	**14,997**	**849**	**5.66**	11,678	735	6.30	9,916	659	6.64
Loans	**625,603**	**41,414**	**6.62**	653,557	43,617	6.67	641,878	44,223	6.89
Total interest-earning assets	**811,287**	**44,469**	**5.48%**	802,531	46,907	5.85%	776,013	47,978	6.18%
Noninterest-earning assets:									
Cash and due from banks	**9,855**			8,836			8,524		
Other nonearning assets	**44,957**			46,057			42,515		
Allowance for loan losses	**(8,082)**			(8,722)			(8,100)		
Total noninterest-earning assets	**46,730**			46,171			42,939		
Total assets	**$ 858,017**			$ 848,702			$ 818,952		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
NOW accounts	**$ 104,937**	**$ 1,393**	**1.33%**	$ 100,054	$ 1,428	1.43%	$ 92,550	$ 1,326	1.43%
Savings and Money Market	**196,312**	**1,317**	**0.67**	164,297	1,582	0.96	135,728	1,636	1.21
Time deposits	**281,864**	**5,726**	**2.03**	327,330	8,043	2.46	331,130	10,721	3.24
Repurchase agreements	**19,196**	**17**	**0.09**	26,991	57	0.21	27,540	75	0.27
Other borrowed money	**24,279**	**627**	**2.58**	36,640	1,348	3.68	48,905	2,085	4.26
Subordinated debentures	**13,500**	**1,089**	**8.07**	13,500	1,089	8.07	13,500	1,089	8.07
Total int.-bearing liabilities	**640,088**	**10,169**	**1.59%**	668,812	13,547	2.03%	649,353	16,932	2.61%
Noninterest-bearing liabilities:									
Demand deposit accounts	**137,823**			102,164			93,045		
Other liabilities	**10,240**			10,120			11,613		
Total noninterest-bearing liabilities	**148,063**			112,284			104,658		
Shareholders' equity	**69,866**			67,606			64,941		
Total liabilities and shareholders' equity	**$ 858,017**			$ 848,702			$ 818,952		
Net interest earnings		**$ 34,300**			$ 33,360			$ 31,046	
Net interest earnings as a percent of interest-earning assets			**4.23%**			4.16%			4.00%
Net interest rate spread			**3.89%**			3.82%			3.57%
Average interest-bearing liabilities to average earning assets			**78.90%**			83.34%			83.68%

Fully taxable equivalent yields are calculated assuming a 34% tax rate, net of nondeductible interest expense. Average balances are computed on an average daily basis. The average balance for available for sale securities includes the market value adjustment. However, the calculated yield is based on the securities' amortized cost. Average loan balances include nonaccruing loans. Loan income includes cash received on nonaccruing loans.

mortgage banking income (down $396, or 52.2%). Service charge income was mostly impacted by a lower volume of overdrafts being assessed as well as the adoption of new regulatory guidance that limits daily and annual overdraft fees. The declining effects from bank owned life insurance ("BOLI") and mortgage banking income during 2010 were the results of timing differences of events that occurred during 2009 that had a limited effect in 2010. These events included life insurance proceeds of $556 that were received in 2009 and a significant period of mortgage refinancing during the first half of 2009.

Partially offsetting these negative effects of higher provision expense and lower noninterest income was improvement in the Company's net interest income, which increased $2,276, or 7.4%, over 2009. Net interest income for the Company grew in large part due to an increase in the Company's average earning assets and net interest margin improvement. Average earning asset growth was mostly affected by commercial loans while the net interest margin improvement was mostly affected by a shift from short-term, lower yielding assets being re-invested into higher yielding, longer-term assets combined with a continued decline in the Company's interest expense in both deposits and borrowings due to the sustained low interest rate environment.

NET INTEREST INCOME

The most significant portion of the Company's revenue, net interest income, results from properly managing the spread between interest income on earning assets and interest expense incurred on interest-bearing liabilities. The Company earns interest and dividend income from loans, investment securities and short-term investments while incurring interest expense on interest-bearing deposits, securities sold under agreements to repurchase ("repurchase agreements") and short- and long-term borrowings. Net interest income is affected by changes in both the average volume and mix of assets and liabilities and the level of interest rates for financial instruments. Changes in net interest income are measured by net interest margin and net interest spread. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Both of these are reported on a fully tax-equivalent ("FTE") basis. Net interest margin is greater than net interest spread due to the interest earned on interest-earning assets funded from noninterest-bearing funding sources, primarily demand deposits and shareholders' equity. Following is a discussion of changes in interest-earning assets, interest-bearing liabilities and the associated impact on interest income and interest expense for the three years ended December 31, 2011. Tables I and II have been prepared to summarize the significant changes outlined in this analysis.

Net interest income on an FTE basis increased $940 in 2011, or 2.8%, compared to the $33,360 earned in 2010, while the Company's FTE net interest margin increased 7 basis points from 4.16% in 2010 to 4.23% in 2011. The improvements in both net interest income and net interest margin were mainly due to lower rates paid on interest-bearing deposits, a change in deposit mix to lower-cost core deposits and an increase in the Company's average earning assets. The Federal Reserve continues to hold the prime interest rate at 3.25%, and the target federal funds rate remains at a range from 0.0% to 0.25%. The sustained low short-term rates have continued to impact the repricings of various Bank deposit products, including public fund NOW, Gold Club and Market Watch accounts. Interest rates on certificate of deposit ("CD") balances have also repriced to lower rates (as a lagging effect to the Federal Reserve's action to maintain short-term interest rates at their low levels) which continues to lower funding costs. Management continues to emphasize lower-cost core deposit relationship balances which contributed to higher average NOW, savings and money market balances in 2011 (increasing $36,898) while experiencing a lower level of higher-cost time deposit and other borrowed money balances (decreasing $57,817). Average earning assets grew 1.1% during 2011 compared to 2010, largely from higher average balances being carried at the Federal Reserve and growth in average securities.

Net interest income on an FTE basis increased $2,314 in 2010, or 7.5%, compared to the $31,046 earned in 2009, while the FTE net interest margin increased 16 basis points from 4.00% in 2009 to 4.16% in 2010. As in 2011, the improvements in 2010 were primarily attributable to lower rates paid on deposits, a shift in deposit composition to lower-cost core deposits and average earning asset growth. The Company continued to benefit from a sustained low interest rate environment in 2010 that permitted its interest expense to decline, with deposits and borrowings readjusting to current market rates. The Company also benefited from a deposit composition shift from higher-costing time deposits and other borrowed money (decreasing 4.2% from 2009) to lower-costing NOW, savings and money market deposit accounts (increasing 15.8%). During 2010, the Company also benefited from the deployment of short-term assets into higher-yielding longer-term assets, such as loans. The Company's average earning assets increased 3.4% in 2010, particularly within the higher-yielding loans portfolio.

For 2011, average earning assets grew $8,756, or 1.1%, as compared to growth of $26,518, or 3.4%, in 2010. Driving this continued growth in earning assets for 2011 was average interest-bearing balances with banks, increasing to $67,947 at year-end 2011, up from $43,450 at year-end 2010 and $27,077 at year-end 2009. The increasing trend of larger interest-bearing balances with banks is primarily due to seasonal excess funds resulting from the clearing of tax refund checks and deposits. These ERC/ERD deposits occurred primarily during the first half of 2011 and 2010 and are the result of the Company's relationship with a third-party tax software provider. The Company acts as the facilitator for these ERC/ERD transactions and earns a fee for each cleared item. For the short time the Company holds such refunds, constituting noninterest-bearing deposits, the Company increases its deposits with the Federal Reserve. This has caused the interest-bearing balances with banks to represent a large percentage of earning assets

RATE VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME & EXPENSE

Table II
(dollars in thousands)

	2011			2010		
	Increase (Decrease) From Previous Year Due to			Increase (Decrease) From Previous Year Due to		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest income						
Interest-bearing balances with banks	$ 57	$ 13	$ 70	$ 35	$ —	$ 3
Federal funds sold	—	—	—	—	—	—
Securities:						
Taxable	217	(636)	(419)	(99)	(477)	(576
Tax exempt	194	(80)	114	112	(36)	7
Loans	(1,853)	(350)	(2,203)	795	(1,401)	(606
Total interest income	(1,385)	(1,053)	(2,438)	843	(1,914)	(1,071
Interest expense						
NOW accounts	68	(103)	(35)	107	(5)	10
Savings and Money Market	272	(537)	(265)	309	(363)	(54
Time deposits	(1,031)	(1,286)	(2,317)	(122)	(2,556)	(2,678
Repurchase agreements	(13)	(27)	(40)	(2)	(16)	(18
Other borrowed money	(383)	(338)	(721)	(476)	(261)	(737
Subordinated debentures	—	—	—	—	—	—
Total interest expense	(1,087)	(2,291)	(3,378)	(184)	(3,201)	(3,385
Net interest earnings	$ (298)	$ 1,238	$ 940	$ 1,027	$ 1,287	$ 2,31

The change in interest due to volume and rate is determined as follows: Volume Variance - change in volume multiplied by th previous year's rate; Yield/Rate Variance - change in rate multiplied by the previous year's volume; Total Variance - change in volum multiplied by the change in rate. The change in interest due to both volume and rate has been allocated to volume and rate changes i proportion to the relationship of the absolute dollar amounts of the change in each. Fully taxable equivalent yield assumes a 34% ta rate, net of related nondeductible interest expense.

during the time the Company holds the refunds, although such balances decrease at year-end. For the year-end December 31, 2011, average interest-bearing balances with banks totaled 8.4% of earning assets, as compared to 5.4% for 2010 and 3.5% for 2009. As loan growth was challenged during 2011, the Company re-invested a portion of its short-term Federal Reserve balances into longer-term investment securities. As a result, the Company's average investment securities, both taxable and tax exempt, increased during 2011, with its percentage of earning assets averaging 14.5% for the year, compared to 13.2% in 2010. The Company's average investment securities did not change significantly during 2010, with its percentage of earning assets averaging 13.2%, compared to 13.8% for 2009. Average loans continue to be the Company's highest portion of earning assets. During 2011, average loans decreased $27,954, or 4.3%, compared to 2010. Average loans during 2010 were limited to an $11,679, or 1.8%, increase from 2009. The Company's market area for lending continues to be limited due to economic pressures that have negatively impacted consumer spending and have decrease loan demand. The Company's installment and real estat portfolios have been affected the most during 2011 and 2010 b these negative factors. As a result, average loans as a percentag of earning assets have decreased to 77.1% for 2011, a compared to 81.4% for 2010 and 82.7% for 2009, as most of th average earning asset growth in 2011 and 2010 has came fror short-term balances with banks and investment securities.

Management continues to focus on generating loan growt as this portion of earning assets provides the greatest return t the Company. Although loans make up the largest percentage c earning assets, management is comfortable with the currer level of loans based on collateral values, the balance of th allowance for loan losses, strict underwriting standards and th Company's well-capitalized status. Management maintair securities at a dollar level adequate enough to provide ampl liquidity and cover pledging requirements.

Average interest-bearing liabilities decreased 4.3% between 2010 and 2011 due to decreasing time deposits, an

SECURITIES

Table III

as of December 31, 2011
(dollars in thousands)

	MATURING							
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$ 5,513	.23%	$ —	—	$ —	—	$ —	—
U.S. Government sponsored entity securities	2,559	5.30%	—	—	—	—	—	—
Obligations of states and political subdivisions	648	7.41%	3,901	5.20%	10,289	3.23%	7,987	5.17%
Agency mortgage-backed securities, residential	1,148	4.66%	55,342	3.75%	16,219	3.44%	4,912	3.40%
Total securities	$ 9,868	2.53%	$ 59,243	3.85%	$ 26,508	3.36%	$12,899	4.50%

Tax-equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions using a 34% rate. Weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Mortgage-backed securities, which have prepayment provisions, are assigned to a maturity category based on estimated average lives. Securities are shown at their carrying values, which include the market value adjustments for available for sale securities.

increased 3.0% between 2009 and 2010 due to increasing savings and money market accounts. The fluctuations of interest-bearing deposits since 2009 are in large part due to the Company's preference of core deposit relationship balances over higher-costing time deposits and other borrowing liabilities, which have changed the funding composition mix during this time. Interest-bearing liabilities continue to be comprised largely of time deposits, which represented 44.0% of total interest-bearing liabilities in 2011. This composition mix, however, has decreased the most since 2009, which represented 48.9% and 51.0% of total interest-bearing liabilities in 2010 and 2009, respectively. As interest rates on time deposits continued to readjust to current market rates in 2011, competitive pricing pressures grew and contributed to a significant maturity runoff of CD's during 2011. In addition, other borrowings lowered to 3.8% of total interest-bearing liabilities in 2011, as compared to 5.5% in 2010 and 7.5% in 2009. Conversely, the Company's core deposit segment of interest-bearing liabilities, which include NOW and savings and money market accounts, together represented 47.1% of total interest-bearing liabilities in 2011, as compared to 39.5% in 2010 and 35.2% in 2009. The primary reason for this composition increase has particularly been in the Company's Market Watch product. The Market Watch product is a limited transaction investment account with tiered rates that competes with current market rate offerings and serves as an alternative to certificates of deposit for some customers. With an added emphasis on further building and maintaining core deposit relationships, the Company has marketed several attractive incentive offerings in the past several years to draw customers to this particular product. The consumer preference for this product has generated a significant amount of funding dollars which have helped to support earning asset growth, maturity runoff of time deposits and payoffs on other borrowed funds. This composition shift from 2009 to 2011 with higher NOW, savings and money market balances and lower time deposits and other borrowed money has served as a cost effective contribution to the net interest margin. The average cost of the "growing" NOW, savings and money market account core segment was 0.90%, 1.14% and 1.30% during the years ended 2011, 2010 and 2009, respectively. The higher average costs of time deposits and other borrowed money segment were 2.08%, 2.58% and 3.37% during the years ended 2011, 2010 and 2009, respectively.

The net interest margin increased to 4.23% in 2011 from 4.16% in 2010 and 4.00% in 2009. The 7 basis point and 16 basis point improvement from 2011 and 2010 was largely the result of lower average costs on interest-bearing liabilities completely offsetting the lower yields on earning assets, which improved the Company's net interest rate spread. During 2011, the net interest rate spread increased 7 basis points to 3.89%, resulting from the decrease in average cost of interest-bearing liabilities of 44 basis points from 2.03% to 1.59%, completely offsetting the decrease in average yield on interest-earning assets of 37 basis points from 5.85% to 5.48%. During 2010, the net interest rate spread increased 25 basis points to 3.82%, resulting from the decrease in average cost of interest-bearing liabilities of 58 basis points from 2.61% to 2.03% completely offsetting the decrease in average yield on interest-earning assets of 33 basis points from 6.18% to 5.85%. Partially offsetting the net interest rate spread increase in 2010 was a 9 basis point decrease in contributions of interest-free funds (i.e., demand deposits, shareholders' equity), which lowered from 0.43% in 2009 to 0.34% in 2010.

Lower asset yields caused interest income on an FTE basis to decrease $2,438, or 5.2%, during 2011, and $1,071, or 2.2%, during 2010. This decline reflects higher liquidity levels and lower loan demand. During 2010 and 2011, average loan balances experienced limited to declining growth while excess funds increased as a result of interest-bearing core deposit growth and an increased volume of short-term tax refund deposits. The Company continues to invest the majority of its excess funds into its interest-bearing Federal Reserve Bank clearing account, yielding just 0.25%. While these increases in Federal Reserve Bank balances contributed most to the Company's average earning asset growth during 2011 and 2010, these balances also contributed most to the decrease in earning asset yields, with the majority of the Company's earning asset growth yielding just 0.25%. The intention for these short-term Federal Reserve Bank balances that were not related to tax refund clearing items or other seasonal deposits was to re-invest them into future loan growth or longer-term securities with higher interest rate yields to improve the net interest margin. Further contributing to lower asset yields were yields on loans decreasing 5 basis points from 2010 to 2011 and 22 basis points from 2009 to 2010. This decrease reflects the extended low interest rate environment the Federal Reserve has been maintaining since it began reducing short-term rates in 2008. The Company's commercial, participation and real estate loan portfolios have been most sensitive to these decreases in short-term interest rates since that time, particularly the prime interest rate, which remained at 3.25% at year-end 2011.

Further contributing to lower interest income during 2011 and 2010 were decreases in mortgage loan volume as a result of management's strategy to sell most of its long-term, fixed-rate real estate loans to the secondary market, while retaining the servicing rights to these loans. As previously discussed, the Federal Reserve continues to maintain interest rates at their low levels, which has had an impact on long-term interest rates that affect mortgage loan pricing. The lower rates have contributed to a consumer demand for mortgage loan refinancing to help lower their monthly costs. The interest rate risks associated with satisfying this demand for long-term fixed-rate mortgages prompted management to sell the majority of these real estate loans to the secondary market, while retaining the servicing rights. This action continues to generate loan sale and servicing fee revenue within noninterest income, but has resulted in an $889, or 5.7%, decrease in real estate interest and fee income during 2011, as compared to 2010. In addition, 2010 real estate interest and fee income decreased $999, or 6.0%, from 2009.

Included in consumer loan interest income were fees associated with the Company's refund anticipation loan ("RAL") tax loan originations. The Company's participation with a third-party tax software provider has given the Bank the opportunity to make RALs during the tax refund loan season, typically from January through March. RALs are short-term cash advances against a customer's anticipated income tax refund. During 2011, the Company recognized $561 in RAL fees, compared to $655 during 2010, a decrease of $94, or 14.4%. The Company had an increase of $258, or 65.1%, in RAL fees during 2010 compared to 2009.

The Bank also has a separate agreement with the tax software provider for the Company's ERC/ERD clearing services. Through the ERC/ERD agreement, the Company serves as a facilitator for the clearing of tax refunds. In recent years, the RAL business has been subject to scrutiny by various governmental and consumer groups who have questioned the fairness and legality of RAL fees and the underwriting risks associated with originating RALs. The ERC/ERD service does not subject the Bank to the risks related to the RALs and has no been subject to the same scrutiny.

On February 3, 2011, the Bank received a recommendatio from the FDIC to discontinue offering RAL loans through thir parties following the completion of the 2011 tax filing season The FDIC expressed concerns regarding the underwriting o RALs based on the 2010 decision by the Internal Revenu Service (the "IRS") to cease providing debt indicato information. In response to the FDIC's expressions of concern on February 8, 2011, the Bank determined to discontinu offering RALs through unrelated third-party vendors after Apri 19, 2011. Thus, the Bank's termination of this product wil negatively affect the Company's results of operations in 2012 The FDIC's concern and recommendation does not affect th Bank's offering of other tax refund products, such as ERC's an ERD's. The Bank will, therefore, continue offering ERC's an ERD's. Furthermore, the FDIC's recommendation does nc affect the offerings of RALs by Loan Central.

In relation to lower earning asset yields for 2011 and 201(the Company's interest-bearing liability costs also decreased 4 basis points during 2011 and 58 basis points during 2010. Th lower costs have caused interest expense to drop $3,378, o 24.9%, from 2010 to 2011 and $3,385, or 20.0%, from 2009 t 2010 as a result of lower rates paid on interest-bearing liabilitie Since the beginning of 2008, the Federal Reserve Board ha reduced the prime and federal funds interest rates by 400 basi points. Since December 2008, the prime interest rate has been a 3.25% and the target federal funds rate has been in a range o 0.0% to 0.25%. The sustained low short-term rates hav continued to impact the repricings of various Bank deposi products, including public fund NOW, Gold Club and Marke Watch accounts. However, contributing most to the decrease i funding costs were interest rates on time deposit balances which continued to reprice at lower rates during 2011 and 201 (as a continued lagging effect to the Federal Reserve action t drop short-term interest rates). The year-to-date weighte average costs of the Company's time deposits have decrease from 3.24% at year-end 2009 to 2.46% at year-end 2010 an 2.03% at year-end 2011.

Further contributing to lower time deposit expenses ha been the Company's continued emphasis on growing cor deposits during 2011 and 2010. This emphasis has created deposit composition shift from higher-costing time depos balances to lower-costing core deposits in NOW, savings an money market balances. As a result of decreases in the averag market interest rates mentioned above and the depos composition shift to lower-costing deposit balances, th Company's total weighted average funding costs hav decreased to 1.59% at year-end 2011 as compared to 2.03% a year-end 2010 and 2.61% at year-end 2009.

The Company has experienced margin improvemer during 2011 and 2010 due to a higher deposit mix of lowe costing NOW and money market balances while also benefitin from a sustained low interest rate environment. However, th pace of improvement lowered in 2011, as the net interest margi increased 7 basis points as compared to a 16 basis poir

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

Table IV

(dollars in thousands)

	Years Ended December 31				
	2011	2010	2009	2008	2007
Commercial loans[1]	$ 4,259	$ 6,936	$ 5,777	$ 5,898	$ 5,273
Percentage of loans to total loans	44.23%	43.96%	42.68%	39.78%	40.63%
Residential real estate loans	1,730	993	822	806	327
Percentage of loans to total loans	37.85%	36.94%	37.30%	40.09%	39.31%
Consumer loans[2]	1,355	1,457	1,599	1,095	1,137
Percentage of loans to total loans	17.92%	19.10%	20.02%	20.13%	20.06%
Allowance for Loan Losses	$ 7,344	$ 9,386	$ 8,198	$ 7,799	$ 6,737
	100.00%	100.00%	100.00%	100.00%	100.00%
Ratio of net charge-offs to average loans	1.11%	.72%	.44%	.42%	.78%

The above allocation is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

[1] Includes commercial and industrial and commercial real estate loans.
[2] Includes automobile, home equity and other consumer loans.

SUMMARY OF NONPERFORMING AND PAST DUE LOANS

Table V

(dollars in thousands)

	At December 31				
	2011	2010	2009	2008	2007
Impaired loans	$ 11,572	$ 23,106	$ 27,644	$ 21,153	$ 6,871
Past due 90 days or more and still accruing	459	1,714	1,639	1,878	927
Nonaccrual	2,678	3,295	3,619	3,396	2,734
Accruing loans past due 90 days or more to total loans	.08%	.27%	.25%	.30%	.14%
Nonaccrual loans as a % of total loans	.45%	.51%	.56%	.54%	.43%
Impaired loans as a % of total loans	1.93%	3.60%	4.24%	3.36%	1.08%
Allowance for loan losses as a % of total loans	1.23%	1.46%	1.26%	1.24%	1.06%

Management believes that the impaired loan disclosures are comparable to the nonperforming loan disclosures except that the impaired loan disclosures do not include single family residential or consumer loans which are analyzed in the aggregate for loan impairment purposes.

Management formally considers placing a loan on nonaccrual status when collection of principal or interest has become doubtful. Furthermore, a loan should not be returned to the accrual status unless either all delinquent principal or interest has been brought current or the loan becomes well secured and is in the process of collection.

In 2009, the Company changed its methodology for identifying impaired loans. Amounts as of December 31, 2008 have been reclassified to be consistent with the 2009 methodology. The change resulted in reclassifying current or performing loans as impaired loans for which full payment under the original terms is not probable. As of December 31, 2008, $13,054 of loans were reclassified as impaired loans and the related general allowance for loan losses allocation of $2,450 was reclassified as a specific allowance for loan losses. Prior to the change in methodology, the general allowance for loan losses allocation related to these loans was based on historical credit losses, and these allocations were materially consistent with amounts that would have been determined had the loans been classified as impaired. The reclassification had no impact on the allowance for loan losses, the provision for loan losses, net income or retained earnings. Amounts as of December 31, 2008 have been reclassified to be consistent with the 2009 methodology; however, amounts prior to December 31, 2008 have not been reclassified.

MATURITY AND REPRICING DATA OF LOANS

As of December 31, 2011

Table VI

(dollars in thousands)

	MATURING / REPRICING			
	Within One Year	After One but Within Five Years	After Five Years	Total
Residential real estate loans	$ 33,443	$ 29,550	$ 163,496	$ 226,489
Commercial loans[1]	145,793	95,110	23,753	264,656
Consumer loans[2]	37,085	54,734	15,344	107,163
Total loans	$ 216,321	$ 179,394	$ 202,593	$ 598,308

Loans maturing or repricing after one year with:	
Variable interest rates	$ 96,596
Fixed interest rates	285,391
Total	$ 381,987

[1] Includes commercial and industrial and commercial real estate loans.
[2] Includes automobile, home equity and other consumer loans.

improvement in 2010. The lower pace of improvement was largely due to higher average balances being carried at the Federal Reserve yielding just 0.25% during 2011. This, combined with declining average loan balances, has placed increased pressure on net interest margin growth during 2011.

The Company will continue to focus on re-deploying these Federal Reserve balances into higher yielding instruments as opportunities arise. Net interest margin will benefit if these deposits with the Federal Reserve Bank can be re-invested in loans and other longer-term, higher yielding investments. It is difficult to speculate on future changes in net interest margin and the frequency and size of changes in market interest rates. The past several years has seen the banking industry under continued stress due to declining real estate values and asset impairments. Earlier in 2012, the Federal Reserve announced it would maintain the current state of low interest rates through 2014 or longer to help boost the economy as its recovery has been short of expectations. However, further decreases in interest rates by the Federal Reserve are estimated to have a negative effect on the Company's net interest income, as most of its deposit balances are perceived to be at or near their interest rate floors. The Company will also continue to face pressure on its net interest income and margin improvement unless loan balances begin to expand and become a larger component of overall earning assets. For additional discussion on the Company's rate sensitive assets and liabilities, please see "Interest Rate Sensitivity and Liquidity" and "Table VIII" within this Management's Discussion and Analysis.

PROVISION EXPENSE

Credit risk is inherent in the business of originating loans. The Company sets aside an allowance for loan losses through charges to income, which are reflected in the consolidated statement of income as the provision for loan losses. This provision charge is recorded to achieve an allowance for loan losses that is adequate to absorb losses in the Company's loan portfolio. Management performs, on a quarterly basis, a detailed analysis of the allowance for loan losses tha encompasses loan portfolio composition, loan quality, loan los experience and other relevant economic factors.

The Company's earnings benefited from lower provisio expense during 2011, decreasing $975, or 16.6%, as compare to 2010. Conversely, during 2010, provision expense increase significantly by $2,659, or 82.8%, as compared to 2009. Th impact to provision expense during both 2011 and 2010 i largely related to the changes in specific allocations, net charge offs and general allocations of the allowance for loan losses During 2010, the Company's increase in provision expense wa largely the result of partial charge-offs taken on one commercia loan classified as impaired. Partial charge-offs of $1,995 wer recorded on one commercial real estate loan due to a continue deterioration in collateral values. At the time of charge-off, th Company had specific allocations of $1,825 within th allowance for loan losses, for which approximately $820 ha been recognized prior to 2010. As a result, the $1,995 in partia charge-offs led to $990 in additional provision expense charge during 2010. This action had an opposite effect in 2011 contributing to the Company's lower provision expense.

Also contributing to higher provision expense in 2010 wer specific allocations recorded on two commercial loan classified as impaired. In 2010, the Company identifie additional asset impairment of $1,406 related to tw commercial and industrial loans from one relationshi classified as a TDR. The Company continues to monitor an make loan modifications to certain troubled loans that will eas payment performance pressures off of the borrower. GAA guidance requires an impairment analysis to be performed o loans classified as TDR's. This analysis is measured b comparing the present value of expected future cash flow discounted at the loan's effective interest rate to the cash flow based on the original contractual terms of the loan. Th difference between the two measurements results in a impairment charge. The additional impairment charges on the two commercial and industrial loans previously mentioned required a specific allocation of the allowance for loan losses and a corresponding increase to provision for loan losses expense. Partially offsetting this provision expense benefit in 2011 was a continued deterioration in collateral values on the two TDR commercial loans previously mentioned. During the first quarter of 2011, a current analysis of both loans' collateral values revealed a $933 impairment that required a corresponding increase to provision expense during 2011.

Beginning in 2011, the Company began to take partial charge-offs more quickly on collateral dependent impaired loans. As management further evaluated the trends in the real estate market, as well as the status of long-term, collateral dependent impaired loans, the decision to charge off these specific allocations was made. This led to increased charge-offs during 2011 of $4,543 and also significantly reduced the specific reserve allocations within the allowance for loan losses from $5,230 at December 31, 2010 to $655 at December 31, 2011. While most of this increase in charge-offs in 2011 did not require a corresponding provision expense entry due to the use of specific reserves that were already recorded prior to 2011, these charge-offs did have an immediate impact on the Company's general allocations related to its historical loan loss factor. The general allocation, among other things, evaluates the average historical loan losses over the past 36 months. As a result, the general allocation for commercial and residential real estate loans increased to $5,334 at December 31, 2011 from $2,699 at December 31, 2010, requiring an increase in provision expense. These charge-off amounts will impact the amount of the Company's loan loss allowance for three years. The general allocation also evaluates other factors, such as economic risk, as well as changes in classified and criticized assets.

During 2011, the Company was successful in recovering amounts on previously charged-off loans. During 2011, total loan recoveries were $3,484, an increase of 2,288, or 191.3%, over 2010. The majority of loan recoveries were from commercial real estate and commercial and industrial loan balances that had been previously charged off. The increase in loan recoveries lowered provision expense during 2011.

In large part due to the increase in net charge-offs during 2011, the allowance for loan losses finished at 1.23% of total loans at December 31, 2011, as compared to 1.46% at December 31, 2010. Management believes that the allowance for loan losses was adequate at December 31, 2011 to absorb probable losses in the portfolio. Furthermore, the increase in net charge-offs has increased the Company's general allocations within the allowance for loan losses, with general allocations to total loans increasing from 0.65% at December 31, 2010 to 1.12% at December 31, 2011. Future provisions to the allowance for loan losses will continue to be based on management's quarterly in-depth evaluation that is discussed in further detail under the caption "Critical Accounting Policies - Allowance for Loan Losses" within this Management's Discussion and Analysis.

NONINTEREST INCOME

Total noninterest income increased $1,068, or 17.4%, in 2011 as compared to 2010. Contributing most to the 2011 growth in noninterest income were increases in seasonal tax refund processing fees and debit/credit card interchange income, partially offset by higher OREO losses.

The successful growth in noninterest revenue was largely due to increased ERC/ERD fees. During 2011, the Company's ERC/ERD fees increased by $1,779, or 228.1%, as compared to the same period in 2010. The increase was due to a volume increase in the number of ERC/ERD transactions that were processed during the first and second quarters of 2011. For the 2011 tax season, the tax software provider was able to expand the number of tax preparers utilizing its software, which contributed to the volume increase. Because ERC/ERD fee activity is mostly seasonal, the majority of income was recorded during the first half of 2011, with only minimal income recorded thereafter.

The Company also experienced noninterest income growth from its debit and credit interchange income, which increased $389, or 39.0%, during the year ended 2011 as compared to 2010. The volume of transactions utilizing the Company's credit card and Jeanie® Plus debit card continued to increase from a year ago. Beginning in the second half of 2010, the Company began offering incentive-based credit cards that would permit its users to redeem accumulated points for merchandise, as well as cash incentives paid, particularly to business users based on transaction criteria. In addition, similar incentives were introduced to the Company's Jeanie® Plus debit cards during the first quarter of 2011 to promote customer spending. While incenting debit/credit card customers has increased customer use of electronic payments, which has contributed to higher interchange revenue, the strategy also fits well with the Company's emphasis on growing and enhancing its customer relationships.

Partially offsetting the noninterest revenue improvements in 2011 from ERC/ERD and debit/credit card interchange fees were higher net losses on the sales of OREO. During the year ended 2011, sales of OREO resulted in a net loss of $1,224, which was up from the $177 in net OREO losses experienced during the year ended 2010. The increase in net losses during 2011 was largely attributed to impairment charges taken on two commercial real estate foreclosed properties. These losses were the result of recent re-evaluations of the carrying values for both properties. Based on weakened market conditions, management applied a discount to the appraised value of the properties and increased the estimated liquidation expenses associated with both properties. The results were a $480 impairment charge recorded in September 2011 and a $786 impairment charge recorded in December 2011. Collectively, these charges taken on both commercial real estate properties contributed most to the higher year-to-date OREO losses in 2011 as compared to 2010.

The remaining noninterest income categories were down $53, or 1.2%, during the year ended 2011, as compared to 2010. These changes were due mostly to lower trust fee income, lower earnings from tax-free BOLI investments and lower loan insurance income due to the decline in loan demand, which has limited insurance sale opportunities.

In 2010, total noninterest income decreased $1,444, or 19.0%, as compared to 2009. This decrease in noninterest income was mostly led by a $614, or 21.8%, decrease in the Company's service charges on deposit accounts from 2009, particularly overdraft fees. The volume of overdraft balances decreased in 2010 as customers continued to present fewer checks against non-sufficient funds. New regulatory guidance adopted in July 2010 placed daily and annual limits on the amount of overdraft fees a customer can be assessed, which also contributed to the decline in overdraft volume. Decreases in noninterest income during 2010 also came from lower earnings from tax-free BOLI investments, which decreased $570, or 43.5%, during 2010. BOLI investments are maintained by the Company to fund various benefit plans, including deferred compensation plans, director retirement plans and supplemental retirement plans. Largely contributing to lower BOLI earnings in 2010 was the collection of $556 in life insurance proceeds during the third quarter of 2009, whereas no life insurance proceeds were received during 2010. Further decreasing noninterest revenue during 2010 was lower mortgage banking income, which decreased $396, or 52.2%, affected by a reduction in the volume of real estate loans sold to the secondary market. Historic low interest rates on long-term fixed-rate mortgage loans contributed to an increased consumer demand to refinance their existing mortgages in 2009. To help manage this consumer demand for longer-termed, fixed-rate real estate mortgages, the Company sold most real estate loans it originated during that period. This decision to sell long-term fixed-rate mortgages at lower rates was also effective in minimizing the interest rate risk exposure to rising rates. The Company also experienced higher net losses on the sales of OREO during 2010, which lowered noninterest income by $215, or 565.8%. The increase in net losses was largely due to the sale of one property during the second quarter of 2010 that resulted in a net loss of $148. Partially offsetting these noninterest income decreases in 2010 was growth in the Company's ERC/ERD fees of $252, or 47.7%, affected mostly by a larger volume of transactions that were processed.

NONINTEREST EXPENSE

Management continues to work diligently to minimize the growth in noninterest expense. For 2011, total noninterest expense increased $1,656, or 6.2%. Contributing most to the growth in net overhead expense were higher salaries and employee benefits, as well as increases in foreclosure and data processing costs.

The Company's largest noninterest expense item, salaries and employee benefits, increased $1,003, or 6.4%, during 2011 as compared to 2010. The increase was largely due to annual merit increases, higher health insurance premiums and an increase in the number of employees. During 2011, the Company experienced a higher full-time equivalent employee base, increasing from 279 employees at year-end 2010 to 285 employees at year-end 2011, increasing salaries and employe benefit expenses during 2011. During 2010, salary an employee benefits increased $823, or 5.6%, from 2009. Th increase was largely due to annual merit increases, increase health insurance benefit costs and an increase in the number o employees. The Company's full-time equivalent employee increased from 270 employees at year-end 2009 to 27 employees at year-end 2010.

Also contributing to additional noninterest expense durin 2011 were foreclosed asset costs which totaled $650 during th year ended 2011, as compared to $67 during the year ende 2010. This $583 increase in foreclosed asset costs in 2011 wa related mostly to two commercial real estate propertie Foreclosure expenses include the costs in maintaining th properties, which consist of taxes and general maintenanc During 2010, foreclosed asset expense decreased $83, or 55.3% as compared to 2009.

The Company also realized increases to its data processin expenses, which increased $206, or 30.1%, during 2011. Th Company continues to take great strides in utilizing the growin technology offered to financial institutions to enhance its loa and deposit products to better serve its customers. Dat processing costs include processing services for the Company debit and credit cards as well as online and mobile bankin technology. During 2010, data processing expense increase $15, or 2.2%, as compared to 2009.

Various noninterest expense categories decreased from year ago to partially offset the salary and employee benefit, dat processing and foreclosed asset expenses. Occupancy an furniture/equipment costs decreased $95, or 3.4%, during 201 This decrease was largely due to lower depreciation expense o purchased equipment from prior years based on a declinin balance method that accelerates depreciation costs in the earl stages of the assets' useful life. With no significant equipme purchases during 2011, the acceleration effect of depreciatio has decreased. During 2010, occupancy an furniture/equipment expense increased $20, or 0.7%, a compared to 2009.

Also partially offsetting the overhead expense increas during 2011 was a $32, or 3.0%, decrease in FDIC premiu expense as compared to 2010. During the fourth quarter o 2009, the FDIC approved an alternative to future speci assessments, which was to have all banks prepay twelv quarters worth of FDIC assessments. On December 30, 200 the Company prepaid its assessment in the amount of $3,56 The prepayment, which included assumptions about futu deposit and assessment rate growth, was based on third quart 2009 deposits. The prepaid amount is being amortized over th entire prepayment period. The monthly expense associated wi this prepaid FDIC insurance increased during the first an second quarters of 2011 in relation to growing deposit an assessment assumptions. Beginning April 1, 2011, th assessment base for deposit insurance premiums changed fro total domestic deposits to average total assets minus avera tangible equity, and the assessment rate schedules changed. T new assessment method has afforded the Company lower n premium assessments during the third and fourth quarters of 2011. While the Company has benefited from having its FDIC insurance expense amortized over twelve quarters, continued declines in the Deposit Insurance Fund could result in the FDIC imposing additional assessments in the future, which could adversely affect the Company's capital levels and earnings. During 2010, FDIC premium expense decreased $564, or 34.7%, as compared to 2009. This change in lower deposit insurance expense was due to increases in fee assessment rates in 2009 combined with a special assessment of $373 that was applied to all FDIC insured institutions during 2009.

In 2011, the Company's other noninterest expense decreased $8, or 0.1%, largely from changes in donations, legal, accounting and consulting fees. In 2010, other noninterest expense increased $157, or 2.8%, from 2009. The increase was mostly impacted by legal, accounting and consulting fees, which were collectively up $274, or 60.1%, during 2010 as compared to 2009. This growth was primarily due to various capital planning costs incurred by Ohio Valley, the parent company, during the first half of 2010. Also impacting other noninterest expense were increases in donations of $214, or 202.0%, over 2009 largely due to local school contributions within Gallia County, Ohio. These increasing factors were partially offset by decreases in the Company's stationary, supplies and postage expenses, which were collectively down $260, or 12.2%, from 2009, which demonstrated management's cost savings focus on maintaining limited growth in overhead expense to help offset the negative effects of higher provision expense and lower noninterest revenue.

The Company's efficiency ratio is defined as noninterest expense as a percentage of fully tax-equivalent net interest income plus noninterest income. Management continues to place emphasis on managing its balance sheet mix and interest rate sensitivity to help expand the net interest margin as well as developing more innovative ways to generate noninterest revenue. A strong net interest income due to lower funding costs combined with higher noninterest income from ERC/ERD fees has had a positive effect on efficiency during 2011. However, the Company also experienced non-recurring OREO impairment charges of $1,266 which limited the growth in noninterest revenue during 2011. Furthermore, the Company experienced increased foreclosure costs of $583, primarily during the fourth quarter of 2011, on two commercial real estate properties which contributed to higher overhead expense. As a result, overhead expense for 2011 has outpaced revenue levels, which has caused the year-to-date efficiency ratio to worsen from the prior period. The efficiency ratio during 2011 increased to 68.2% from the 67.4% experienced during 2010.

FINANCIAL CONDITION:

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents consist of cash, interest- and non-interest bearing balances due from banks and federal funds sold. The amounts of cash and cash equivalents fluctuate on a daily basis due to customer activity and liquidity needs. At December 31, 2011, cash and cash equivalents had decreased $8,121, or 13.6%, to $51,630 as compared to $59,751 at December 31, 2010. The decrease in cash and cash equivalents was largely affected by the Company's decrease in interest-bearing Federal Reserve Bank clearing account balances. While loan demand remains challenged, the Company continues to utilize its interest-bearing Federal Reserve Bank clearing account to manage its excess funds during periods of significant liquidity. Heading into 2011, the Company saw its deposit liabilities, both interest- and noninterest-bearing, increase $22,259, or 3.3%, during the second half of 2010, which contributed to excess fund levels. In addition, during the first quarter of 2011, the Company experienced higher levels of excess funds due to increased tax refund deposits from its RAL and ERC/ERD tax business. Liquidity levels normalized during the second and third quarters of 2011 as these short-term tax refund deposits were fully disbursed from the Federal Reserve Bank clearing account. During this time, the Company also utilized its Federal Reserve Bank clearing account to manage both investment security purchases and maturities, as well as to fund continued maturities of retail and wholesale CD's. The interest rate paid on both the required and excess reserve balances of the Company's Federal Reserve Bank clearing account is based on the targeted federal funds rate established by the Federal Open Market Committee. As of the filing date of this report, the interest rate calculated by the Federal Reserve continues to be 0.25%. This interest rate is similar to what the

INVESTMENT PORTFOLIO COMPOSITION

at December 31, 2011


U.S. Government sponsored entities
2.36%
U.S. Treasury
5.08%
Municipals
21.03%
Mtg.-backed 71.53%

at December 31, 2010


U.S. Government sponsored entities 7.16%
U.S. Treasury
15.81%
20.50%
Municipals
56.53%
Mtg.-backed

Company would have received from its investments in federal funds sold, currently in a range of less than 0.25%. Furthermore, Federal Reserve Bank balances are 100% secured.

As liquidity levels vary continuously based on consumer activities, amounts of cash and cash equivalents can vary widely at any given point in time. The Company's focus will be to continue to re-invest these liquid funds back into longer-term, higher yielding assets, such as loans and investment securities during 2012 when the opportunities arise. Further information regarding the Company's liquidity can be found under the caption "Liquidity" in this Management's Discussion and Analysis.

SECURITIES

Management's goal in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity such that management has not sold a debt security in several years, other than renewals or replacements of maturing securities.

During 2011, the balance of total securities did not change significantly on a net basis, increasing just $501, or 0.5%, as compared to 2010, with the ratio of securities to total assets also increasing to 13.5% at December 31, 2011, compared to 12.7% at December 31, 2010. The Company's investment securities portfolio consists of U.S. Treasury securities, U.S. Government sponsored entity ("GSE") securities, U.S. Government agency mortgage-backed securities and obligations of states and political subdivisions. During the first half of 2011, the Company experienced a significant increase in excess funds resulting from core deposit liability growth during the second half of 2010 and tax refund deposits during the first quarter of 2011. With loan demand remaining challenged, the Company invested a portion of its excess funds into long-term Agency mortgage-backed securities, which have increased $16,563, or 27.1%, from year-end 2010. Typically, the primary advantage of Agency mortgage-backed securities has been the increased cash flows due to the more rapid monthly repayment of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. However, with the current low interest rate environment and loan balances on a declining pace, the cash flow that is being collected is being reinvested at lower rates. Principal repayments from Agency mortgage-backed securities totaled $18,920 during 2011.

While security growth has been evident within the Company's Agency mortgage-backed securities portfolio, it has experienced offsetting decreases in its U.S. Treasury and GSE securities balances, which have decreased $11,566, or 67.7%, and $5,172, or 66.9%, respectively, from year-end 2010. In addition to helping achieve diversification within the Company's investment securities portfolio, U.S. Treasury and GSE securities have also been used to satisfy pledging requirements for repurchase agreements. During the third quarter of 2011, however, newly enacted legislation permitted business checking accounts to earn interest on their deposits. This legislation has prompted all of the Company's repurchas agreement accounts to reinvest into either interest-bearin demand accounts subject to normal FDIC insurance coverage o noninterest-bearing demand accounts with unlimited FDI(insurance coverage until the end of 2012. As a result, ε December 31, 2011, the Company's repurchase agreemer balance was $0. With the general decrease in interest rate evident since 2008, the reinvestment rates on debt securitie continue to show lower returns during 2011. The weighte average FTE yield on debt securities at year-end 2011 wa 2.36%, as compared to 2.94% at year-end 2010 and 3.38% ε year-end 2009. As a result, the Company's focus will be t generate interest revenue primarily through loan growth, a loans generate the highest yields of total earning assets. Tabl III provides a summary of the portfolio by category an remaining contractual maturity. Issues classified as equit securities have no stated maturity date and are not included i Table III.

LOANS

In 2011, the Company's primary category of earning asse and most significant source of interest income, total loan decreased $43,014, or 6.7%, to finish at $598,308. Lower loa balances were mostly influenced by total consumer loan which were down $15,353, or 12.5%, from year-end 2010 t total $107,163. The Company's consumer loans are primaril secured by automobiles, mobile homes, recreational vehicle and other personal property. Personal loans and unsecure credit card receivables are also included as consumer loans. Th decrease in consumer loans came mostly from the Company automobile lending portfolio, which decreased $12,569, (21.6%, from year-end 2010. The automobile lendin component comprises the largest portion of the Company consumer loan portfolio, representing 42.7% of total consum loans at December 31, 2011. In recent years, growing econom factors have weakened the economy and have limited consum spending. During this time of economic challenge, th Company continues to maintain a strict loan underwritin process on its consumer auto loan offerings to limit future lo exposure. The Company's interest rates offered on indire automobile opportunities have struggled to compete with th more aggressive lending practices of local banks and alternati methods of financing, such as captive finance compani offering loans at below-market interest rates related to th segment. The decreasing trend of auto loan balances shou continue during 2012, as the larger institutions and capti finance companies will continue to aggressively compete for larger share of the market.

The remaining consumer loan products were collective down $2,784, or 4.3%, which included general decreases in lo balances from recreational vehicles, mobile homes, hon equity lines of credit and unsecured loans. Management w continue to place more emphasis on other loan portfolios (i. commercial and, to a smaller extent, residential real estate) th will promote increased profitable loan growth and high returns. Indirect automobile loans bear additional costs fro

LOAN PORTFOLIO COMPOSITION

at December 31, 2011


Consumer 17.92%
Commercial Real Estate 36.68%
37.85% Residential Real Estate
7.55% Commercial & Industrial

at December 31, 2010


Consumer 19.10%
Commercial Real Estate 35.34%
Residential Real Estate 36.94%
8.62% Commercial & Industrial

dealers that partially offset interest revenue and lower the rate of return.

Generating residential real estate loans remains a key focus of the Company's lending efforts. Residential real estate loan balances comprise the largest portion of the Company's loan portfolio and consist primarily of one- to four-family residential mortgages and carry many of the same customer and industry risks as the commercial loan portfolio. During 2011, total residential real estate loan balances decreased $10,389, or 4.4%, from year-end 2010 to total $226,489. The decrease was mostly from the Company's 15-, 20- and 30-year fixed-rate loans, which were down $12,345, or 7.0%, from year-end 2010. Long-term interest rates continue to remain at historic low levels. In recent years, the Company has experienced periods of increased refinancing demand for long-term, fixed-rate real estate loans, particularly during the first half of 2009 and the second half of 2010, as a result of the historic low rates. Management has determined that originating 100% of the demand for long-term fixed-rate real estate loans at such low rates would present an unacceptable level of interest rate risk. Therefore, to help manage interest rate risk while also satisfying the demand for long-term, fixed-rate real estate loans, the Company has strategically chosen to originate and sell most of its fixed-rate mortgages to the secondary market. During these heavy periods of increased refinancing in 2009 and 2010, consumers were able to take advantage of low rates and reduce their monthly costs. As a result, during the year ended December 31, 2011, refinancing volume that led to secondary market sales trended down, with 118 loans sold totaling $13,637 as compared to 133 loans sold totaling $16,825 during the year ended December 31, 2010. This trend of secondary market emphasis also contributed to a lower balance of one-year adjustable-rate mortgages, which were down $2,611, or 10.8%, from year-end 2010. The remaining real estate loan portfolio balances increased $4,567 primarily from the Company's other variable-rate products. The Company believes it has limited its interest rate risk exposure due to its practice of promoting and selling residential mortgage loans to the secondary market. The Company will continue to follow this secondary market strategy until long-term interest rates increase back to a range that falls within an acceptable level of interest rate risk.

Further impacting lower loan balances were decreases in the Company's commercial loan portfolio, which include both commercial real estate and commercial and industrial loans. At December 31, 2011, commercial and industrial and commercial real estate loans decreased $10,106, or 18.3%, and $7,166, or 3.2%, respectively, from year-end 2010. While commercial loans were down, management continues to place emphasis on its commercial lending, which generally yields a higher return on investment as compared to other types of loans. During 2011, the Company's 18.3% decrease in the commercial and industrial loan portfolio was largely due to charge-offs and decreasing loan demand. Commercial and industrial loans consist of loans to corporate borrowers primarily in small to mid-sized industrial and commercial companies that include service, retail and wholesale merchants. Collateral securing these loans includes equipment, inventory, and stock.

Commercial real estate, the Company's largest segment of commercial loans, also decreased $7,166, or 3.2%, from year-end 2010, largely due to charge-offs and decreasing loan demand. This segment of loans consists of owner-occupied, nonowner-occupied and construction loans. Commercial real estate also includes loan participations with other banks outside the Company's primary market area. Although the Company is not actively seeking to participate in loans originated outside its primary market area, it has taken advantage of the relationships it has with certain lenders in those areas where the Company believes it can profitably participate with an acceptable level of risk. Commercial real estate loans were down largely from its owner-occupied portfolio during 2011, which decreased $6,476, or 4.3%, from year-end 2010. Owner-occupied loans consist of nonfarm, nonresidential properties. A commercial owner-occupied loan is a borrower purchased building or space for which the repayment of principal is dependent upon cash flows from the ongoing operations conducted by the party, or an affiliate of the party, who owns the property. Owner-occupied loans of the Company include loans secured by hospitals, churches, and hardware and convenience stores. Nonowner-occupied commercial loans are property loans for which the repayment of principal is dependent upon rental income associated with the property or the subsequent sale of the property, such as apartment buildings, condominiums, hotels and motels. These loans are primarily impacted by local economic conditions, which dictate occupancy rates and the amount of rent charged. Commercial construction loans are extended to individuals as well as corporations for the construction of an individual property or multiple properties and are secured by raw land and the subsequent improvements.

The total commercial loan portfolio, including participation loans, consists primarily of rental property loans (26.5% of portfolio), medical industry loans (11.3% of portfolio), hotel and motel loans (6.7% of portfolio) and land development loans (5.2% of portfolio). During 2011, the primary market areas for the Company's commercial loan originations, excluding loan participations, were in the areas of Gallia, Jackson, Pike and Franklin counties of Ohio, which accounted for 44.5% of total originations. The growing West Virginia markets also accounted for 42.7% of total originations for the same time period. While management believes lending opportunities exist in the Company's markets, future commercial lending activities will depend upon economic and related conditions, such as general demand for loans in the Company's primary markets, interest rates offered by the Company, the effects of competitive pressure and normal underwriting considerations.

The Company continues to monitor the pace of its loan volume. The well-documented housing market crisis and other disruptions within the economy have negatively impacted consumer spending, which has continued to limit the lending opportunities within the Company's market locations. Declines in the housing market since 2009, with falling home prices and increasing foreclosures and unemployment, have continued to result in significant write-downs of asset values by financial institutions. To combat this ongoing potential for loan loss, the Company will remain consistent in its approach to sound underwriting practices and a focus on asset quality. The Company anticipates its overall loan growth in 2012 to be challenged.

ALLOWANCE FOR LOAN LOSSES

Tables IV and V have been provided to enhance the understanding of the loan portfolio and the allowance for loan losses. Management evaluates the adequacy of the allowance for loan losses quarterly based on several factors, including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management's estimate of probable incurred losses. Management continually monitors the loan portfolio to identify potential portfolio risks and to detect potential credit deterioration in the early stages, and then establishes reserves based upon its evaluation of these inherent risks. Actual losses on loans are reflected as reductions in the reserve and are referred to as charge-offs. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in management's opinion, to maintain the allowance for loan losses at an adequate level that is reflective of probable and inherent loss. The allowance required is primarily a function of the relative quality of the loans in the loan portfolio, the mix of loans in the portfolio and the rate of growth of outstanding loans. Impaired loans, which include loans classified as TDR's, are considered in the determination of th overall adequacy of the allowance for loan losses.

The continued struggles of our U.S. economy are having direct impact on the Company's borrowers, as they continue t experience financial difficulties and liquidity strains. Th Company is faced with the ongoing decision of whether t foreclose on these troubled loans and take possession of th collateral or to work with the borrower to modify the origina terms of the loan. A successful loan modification not only avoid costly foreclosure proceedings but, more importantly, coul result in the full repayment of the loan principal amount. Th Company continues to monitor and make loan modifications t certain troubled loans that would ease payment pressures on th borrower. Most generally, the modification "period" of th original terms of the loan is only temporary (i.e. 12 months after which the loan would resume under the origina contractual terms of the loan. GAAP and regulatory guidanc identifies certain loan modifications that would be classified a TDR's, which, in general, is when a bank, for reasons related to borrower's financial difficulties, grants a concession to th borrower that the bank would not otherwise consider. One suc qualification would be if the bank modified the original terms c the loan for the remaining original life of the debt. Modification of the original terms would include temporarily adjusting th contractual interest rate of the loan or converting the paymer method from principal and interest amortization payments t interest-only for a temporary period of time.

During 2011, the Company's allowance for loan losse decreased $2,042 to finish at $7,344, as compared to $9,386 a year-end 2010. This decrease in reserves was largely due to th partial charge-offs during the first half of 2011 of variou commercial and residential real estate loans classified a impaired and TDR's. Beginning in 2011, the Company began t take partial charge-offs more quickly on collateral depender loans. As management further evaluated the trends in the rea estate market, as well as the status of long-term, collatera dependent impaired loans, the decision to charge off thes specific allocations was made. As a result, net charge-off during 2011 grew to $6,938, an increase from $4,683 in ne charge-offs recorded during 2010. The majority of net charge offs were recorded during the first and second quarters of 201 which totaled $4,278 and $2,332, respectively.

Partially offsetting the growth in net charge-offs an lowering provision expense was an increase in loan recoverie In 2011, the Company was successful in recovering amounts o previously charged-off loans. During 2011, total loa recoveries were $3,484, an increase of $2,288, or 191.3%, ove 2010. The majority of loan recoveries were from commercia real estate and commercial and industrial loan balances that ha been previously charged off.

Net charge-offs during the first quarter of 2011 were mostl from two commercial TDR loans with one borrower, for which $3,839 partial charge-off was recorded due to declining ass values. Of this $3,839 in TDR loan charge-offs, approximatel $2,906 had been previously allocated within the allowance fc loan losses causing no additional provision expense to t charged. This previous allocation of the allowance for loan losses was the result of GAAP and regulatory guidance, which requires the Company to perform impairment analysis of the asset values on collateral-based TDR loans. This impairment analysis from prior periods resulted in specific allocation increases to the allowance for loan losses and corresponding increases to provision for loan losses expense. Yet, during the first quarter of 2011, a current impairment analysis revealed further deterioration in the collateral values associated with both commercial loans. As a result, it was determined an additional $933 in provision expense was necessary to account for this impairment. During the fourth quarter of 2011, the Company was successful in obtaining payoff from both of these commercial loans which led to the increase in loan recoveries previously mentioned. The Company will continue to perform the required impairment analysis on both commercial loans and make adjustments to the allowance for loan losses as necessary.

Net charge-offs during the second quarter of 2011 were largely recorded on various collateral-based impaired loans during the month of June, using reserves that had previously been allocated for these loans within the allowance for loan losses. This action came after further cash flow analysis by management and additional feedback from regulators. In the near term, management expects to timely charge off specific reserves on collateral dependent loans.

As a result of the previously mentioned TDR loan charge-offs during the first quarter of 2011, as well as other charge-offs taken during the second quarter of 2011 on various collateral dependent impaired loans, the specific reserve allocations on both TDR and impaired loans decreased from $5,230 at December 31, 2010 to just $655 at December 31, 2011. Given that a majority of these loan losses had been previously identified and specifically allocated for in periods prior to 2011, increases in provision expense were not required. However, these TDR and impaired loan charge-offs had an immediate impact on the Company's general allocations related to the historical loan loss factor. This general allocation evaluates the average historical loan losses over the past 36 months and requires general allocations of the allowance for loan losses to be recorded as average loan losses increase. During 2011, the Company's annualized ratio of net charge-offs to average loans grew to 1.11% as compared to 0.72% during 2010. This change in ratio had an immediate impact on the overall increase to the Company's general charge-off allocation, which increased $1,099 from year-end 2010, primarily within the commercial real estate and commercial and industrial loan portfolios. Further affecting increases to the general allocations within the allowance for loan losses were the Company's economic risk factor, classified and criticized asset allocations, which collectively increased $1,434 from December 31, 2010 to December 31, 2011.

The Company's impaired loans decreased $11,534 from year-end 2010 in large part due to the commercial and residential real estate loan charge-offs previously mentioned. The portions of impaired loans for which there are specific allocations reflect losses that the Company expects to incur, as they will not likely be able to collect all amounts due according to the contractual terms of the loan. Although impaired loans have been identified as potential problem loans, they may never become delinquent or classified as nonperforming. This was the case with the previously mentioned commercial loans that were partially charged-off during the first quarter of 2011.

The Company was successful in lowering its nonperforming loans to total loans, finishing at 0.52% at December 31, 2011 as compared to 0.78% at December 31, 2010. Nonperforming loans consist of nonaccruing loans and accruing loans past due 90 days or more. Nonperforming loans finished at $3,137 at December 31, 2011, compared to $5,009 at year-end 2010. Lowering nonperforming loans also had an impact on lowering both the specific allocations of the allowance and corresponding provision expenses for the portfolio risks and credit deterioration of these nonperforming credits. The Company's nonperforming assets (which includes nonperforming loans and OREO) to total assets ratio also lowered, finishing at 0.92% at December 31, 2011 as compared to 1.11% at December 31, 2010. Approximately 39.9% of nonperforming assets is related to two loans with one commercial borrower totaling $2,948 that was transferred into OREO during the second quarter of 2008. After a re-evaluation of the asset values of both properties during 2011, an impairment write-down of $1,266 was recorded and contributed to the decrease in nonperforming assets from year-end 2010. Both nonperforming loans and nonperforming assets at December 31, 2011 continue to be in various stages of resolution for which management believes such loans are adequately collateralized or otherwise appropriately considered in its determination of the adequacy of the allowance for loan losses.

As a result of the specific reserve allocations used in the partial charge-offs of both TDR and impaired loans during the first half of 2011, the ratio of the allowance for loan losses to total loans decreased to 1.23% at December 31, 2011, compared to 1.46% at December 31, 2010. Because of the increase in net charge-offs, the Company has seen its general allocations within the allowance for loan losses increase, with its general allocations to total loans increasing from 0.65% at December 31, 2010 to 1.12% at December 31, 2011. Management believes that the allowance for loan losses at December 31, 2011 was adequate and reflected probable incurred losses in the loan portfolio. There can be no assurance, however, that adjustments to the allowance for loan losses will not be required in the future. Changes in the circumstances of particular borrowers, as well as adverse developments in the economy are factors that could change and make adjustments to the allowance for loan losses necessary. Asset quality will continue to remain a key focus, as management continues to stress not just loan growth, but quality in loan underwriting as well

DEPOSITS

Deposits are used as part of the Company's liquidity management strategy to meet obligations for depositor withdrawals, to fund the borrowing needs of loan customers, and to fund ongoing operations. Deposits, both interest- and noninterest-bearing, continue to be the most significant source of funds used by the Company to support earning assets. The Company seeks to maintain a proper balance of "core" deposit relationships on hand while also utilizing various wholesale deposit sources, such as brokered and internet CD balances, as an alternative funding source to manage efficiently the net interest margin. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The accompanying table VII shows the composition of total deposits as of December 31, 2011. Total deposits decreased $6,895, or 1.0%, to finish at $687,886 at December 31, 2011, resulting mostly from a net decrease in the Company's time deposit balances due to increased maturity runoff of CD's. This change in time deposits from year-end 2010 fits within management's strategy of focusing on more core deposit balances that include interest-bearing demand, savings, money market and noninterest-bearing deposit balances. Core relationship deposits are considered by management as a primary source of the Bank's liquidity. The Bank focuses on these kinds of deposit relationships with consumers from local markets who can maintain multiple accounts and services at the Bank. The Company views core deposits as the foundation of its long-term funding sources because it believes such core deposits are more stable and less sensitive to changing interest rates and other economic factors. As a result, the Bank's core customer relationship strategy has resulted in a higher portion of its deposits being held in NOW, savings and money market accounts at December 31, 2011 than at December 31, 2010, while a lesser portion was being held in brokered and retail time deposits at December 31, 2011 than at December 31, 2010. Furthermore, the Company's core noninterest-bearing demand accounts increased from year-end 2010.

Deposit decreases from year-end 2010 came mostly from the Company's time deposits. Historically, time deposits, particularly CD's, had been the most significant source of funding for the Company's earning assets, making up 44.5% of total deposits at December 31, 2010. However, these funding

Table VII

(dollars in thousands)	2011	2010	2009
	as of December 31		
Interest-bearing deposits:			
NOW accounts	$ 101,907	$ 101,833	$ 91,998
Money Market	153,280	149,165	103,644
Savings accounts	46,792	42,751	38,834
IRA accounts	49,024	49,429	49,841
Certificates of Deposit ..	198,740	259,654	276,557
	549,743	602,832	560,874
Noninterest-bearing deposits:			
Demand deposits	138,143	91,949	86,770
Total deposits	$ 687,886	$ 694,781	$ 647,644

sources continue to be less emphasized due to lower mark rates and the Company's focus on growing its core depos balances. As a result, time deposits represented 36.0% of tot deposits at December 31, 2011. During 2011, time deposi decreased $61,319, or 19.8%, from year-end 2010. With loa balances down 6.7% from year-end 2010, the Company has n needed to employ aggressive funding measures, such offering higher rates, to attract customer investments in CD' Furthermore, as market rates remain at low levels from 2009 an 2010, the Company has seen the cost of its retail CD balanc continue to reprice downward (as a lagging effect to the actior by the Federal Reserve) to reflect current deposit rates. As th Company's CD rate offerings have fallen considerably from year ago, the Bank's CD customers have been more likely t consider re-investing their matured CD balances into oth short-term deposit products or with other institutions offerin the most attractive rates. This has led to an increased maturit runoff within its "customer relation" retail CD portfoli Furthermore, with the significant downturn in econom conditions, the Bank's CD customers in general hav experienced reduced funds available to deposit with structure terms, choosing to remain more liquid. As a result, the Compan has experienced a decrease within its retail CD balances, whic were down $39,767 from year-end 2010. The Company preference of core deposit funding sources has created a less reliance on brokered and internet CD issuances, which we also down $21,552 from year-end 2010. The Company wi continue to evaluate its use of brokered CD's to manage intere rate risk associated with longer-term, fixed-rate asset loa demand.

While time deposits decreased during 2011, the Company remaining deposits, both interest- and noninterest-bearin collectively increased $54,424, or 14.1%, from year-end 201 The increase came mostly from a significant portion of th Company's repurchase agreement funds reinvesting int interest- and noninterest-bearing checking accounts during th second half of 2011. Prior to 2011, banking regulatior prohibited the payment of interest on commercial deman deposit accounts. In 2010, the Dodd-Frank Wall Street Refor and Consumer Protection Act was enacted, which create significant financial reform. One of those changes, which too effect in the third quarter of 2011, now permits banks to pa interest on business checking accounts. The Compan evaluated the effects of this change to its business depos account relationships, particularly within its repurcha agreement borrowings. Repurchase agreements are financin arrangements with business accounts that have overnig maturity terms. These overnight funds are paid a rate of intere and require various securities to be pledged as collateral. Durin the third quarter of 2011, the Company began offering to i repurchase agreement depositors the opportunity to reinve their balances into one of two products: 1) a higher-yieldin interest-bearing demand deposit (Commercial NOW) accou that would be subject to standard FDIC insurance coverage, 2) a noninterest-bearing demand deposit (business checkin account that would have unlimited FDIC insurance coverage u

COMPOSITION OF TOTAL DEPOSITS

at December 31, 2011


CDs under
100M
13.80%
CDs of 100M & over
15.10%
Demand
20.08%
14.81%
NOW
Accounts
7.13%
IRA Accounts
29.08%
Savings & Money Market

at December 31, 2010


CDs of 100M & over
19.44%
Demand
13.23%
NOW
Accounts
14.66%
17.93%
Cds under
100M
7.12%
IRA Accounts
27.62% Savings &
Money Market

to the end of 2012. As a result, the Company saw 100% of its repurchase agreement balances shift into its core deposit segment. At December 31, 2011, the Company's interest-free funding source, noninterest-bearing demand deposits, had increased $46,194, or 50.2%, from year-end 2010, with the majority coming from its business checking account growth from the reinvestment of repurchase agreement balances. Also at December 31, 2011, the Company's interest-bearing demand deposit (NOW) accounts increased $74, or 0.1%, from year-end 2010, mostly within commercial NOW accounts that received reinvested dollars from repurchase agreement balances. Not only does this provide the Company's business account relationships with options to better suit their needs, it also fits in its preference to grow core deposits and to establish more solid customer relationships.

Partially offsetting core deposit growth within the Company's NOW account deposits in 2011 were decreases in public fund account balances, which were down $7,627, or 13.4%, from year-end 2010. This decrease was largely driven by public fund balances related to local city and county school construction projects within Gallia County, Ohio. While the Company feels confident in the relationships it has with its public fund customers, these balances will continue to experience "larger" fluctuations than other deposit account relationships due to the nature of the account activity. Larger public fund balance fluctuations are, at times, seasonal and can be predicted while most other large fluctuations are outside of management's control. The Company values these public fund relationships it has secured and will continue to market and service these accounts to maintain its long-term relationship.

Interest-bearing deposit growth also came from money market accounts, which were up $4,115, or 2.8%, from year-end 2010. The increase came largely from the Company's Market Watch product. The Market Watch product is a limited transaction investment account with tiered rates that competes with current market rate offerings and serves as an alternative to certificates of deposit for some customers. With an added emphasis on further building and maintaining core deposit relationships, the Company has marketed several attractive incentive offerings in the past several years to draw customers to this particular product. Most recently, the Company offered a special six-month introductory rate offer of 2.00% APY during 2010's third quarter for new Market Watch accounts. This special offer was well received by the Bank's customers and contributed to elevating money market balances during the second half of 2010. The promotion ended during the first quarter of 2011, and the interest rate adjusted down to a current market rate. A portion of deposits have been retained since the lowering of the rate as Market Watch balances are up $4,017, or 2.8%, from year-end 2010.

Additional interest-bearing core deposit growth also came from the Company's savings account balances, which increased $4,041, or 9.5%, from year-end 2010, coming primarily from its statement savings product. The increase in savings account balances reflects the customer's preference to remain liquid while the opportunity for market rates to rise in the near future still exists. As CD market rates continue to adjust downward, the spread between a short-term CD rate and a statement savings rate have become close enough for customers to invest their balances into the more liquid statement savings account.

The Company will continue to experience increased competition for deposits in its market areas, which should challenge its net growth. The Company will continue to emphasize growth in its core deposit relationships during 2012, reflecting the Company's efforts to reduce its reliance on higher cost funding and improving net interest income.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements, which are financing arrangements that have overnight maturity terms, decreased from $38,107 at December 31, 2010 to $0 at December 31, 2011. As previously mentioned, the re-distribution of 100% of the Company's repurchase agreements to other deposit products was due to newly enacted legislation during the third quarter of 2011 which permits banks to now pay interest on its business checking accounts. All of the Company's repurchase agreement depositors took advantage of two interest-bearing and noninterest-bearing products to reinvest their dollars. Not only does this provide the Company's business account relationships with options to better suit their needs, it also fits in its preference to grow core deposits and to establish more solid customer relationships.

OTHER BORROWED FUNDS

The Company also accesses other funding sources, including short-term and long-term borrowings, to fund asset growth and satisfy short-term liquidity needs. Other borrowed funds consist primarily of Federal Home Loan Bank ("FHLB") advances and promissory notes. During 2011, other borrowed funds were down $7,447, or 26.8%, from year-end 2010. While net loan demand was on a declining pace during 2011, management used the retained deposit proceeds from the first quarter's seasonal tax activity to repay FHLB borrowings. While deposits continue to be the primary source of funding for growth in earning assets, management will continue to utilize various wholesale borrowings to help manage interest rate sensitivity and liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

As discussed in Notes G and J, the Company engages in certain off-balance sheet credit-related activities, including commitments to extend credit and standby letters of credit, which could require the Company to make cash payments in the event that specified future events occur. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. While these commitments are necessary to meet the financing needs of the Company's customers, many of these commitments are expected to expire without being drawn upon. Therefore, the total amount of commitments does not necessarily represent future cash requirements.

CAPITAL RESOURCES

The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors. As detailed in Note N to the financial statements at December 31, 2011, the Bank's capital exceeded the requirements to be deemed "well capitalized" under applicable prompt corrective action regulations. Total shareholders' equity at December 31, 2011 of $71,843 was up $3,715, or 5.5%, as compared to the balance of $68,128 at December 31, 2010. Contributing most to this increase was year-to-date net income of $5,835, partially offset by cash dividends paid of $3,360, or $.83 per share. The Company had treasury stock totaling $15,712 at December 31, 2011, unchanged from year-end 2010.

INTEREST RATE SENSITIVITY AND LIQUIDITY

The Company's goal for interest rate sensitivity management is to maintain a balance between steady net interest income growth and the risks associated with interest rate fluctuations. Interest rate risk ("IRR") is the exposure of the Company's financial condition to adverse movements in interest rates. Accepting this risk can be an important source (profitability, but excessive levels of IRR can threaten th Company's earnings and capital.

The Company evaluates IRR through the use of an earning simulation model to analyze net interest income sensitivity t changing interest rates. The modeling process starts with a bas case simulation, which assumes a static balance sheet and fl interest rates. The base case scenario is compared to rising ar falling interest rate scenarios assuming a parallel shift in a interest rates. Comparisons of net interest income and n income fluctuations from the flat rate scenario illustrate the risl associated with the current balance sheet structure.

The Company's Asset/Liability Committee monitors ar manages IRR within Board approved policy limits. The curre IRR policy limits anticipated changes in net interest income an instantaneous increase or decrease in market interest rat over a 12 month horizon to +/- 5% for a 100 basis point ra shock, +/- 7.5% for a 200 basis point rate shock and +/- 10% f a 300 basis point rate shock. Based on the level of interest rate management did not test interest rates down 200 or 300 bas points.

The following table presents the Company's estimated n interest income sensitivity:

INTEREST RATE SENSITIVITY
Table VIII

Change in Interest Rates Basis Points	December 31, 2011 % Change in Net Interest Income	December 31, 20 % Change in Net Interest Incon
+300	(2.89%)	(2.47%)
+200	(1.75%)	(1.66%)
+100	(.76%)	(.95%)
-100	(2.36%)	(2.32%)

The estimated percentage change in net interest income d to a change in interest rates was within the policy guidelin established by the Board. With the historical low interest ra environment, management generally has been focused limiting the duration of assets, while trying to extend t duration of our funding sources to the extent custom preferences will permit us to do so. The exposure to risi interest rates is primarily related to the level of fixed-ra mortgages, which have contractual terms as long as 30 yea Presently, management attempts to sell most fixed-ra residential mortgages to the secondary market. However, t underwriting criteria for secondary market loans continues become more restrictive. As a result, we booked a portion of t fixed-rate mortgages originated. During the later part of 20 management began limiting the maximum term to 15 years f fixed-rate real estate loans placed in the portfolio, which w reduce the duration of the mortgage portfolio over time. T exposure to rising interest rates at December 31, 2011 w comparable to the prior year end. Net interest income decrea in a declining rate environment due to the interest rate on ma deposit accounts not being able to adjust downward. With interest rates so low, deposit accounts are perceived to be at or near an interest rate floor. Overall, management is comfortable with the current interest rate risk profile which reflects minimal exposure to interest rate changes.

Liquidity relates to the Company's ability to meet the cash demands and credit needs of its customers and is provided by the ability to readily convert assets to cash and raise funds in the market place. Total cash and cash equivalents, held to maturity securities maturing within one year and available for sale securities, totaling $137,948, represented 17.2% of total assets at December 31, 2011. In addition, the FHLB offers advances to the Bank, which further enhances the Bank's ability to meet liquidity demands. At December 31, 2011, the Bank could borrow an additional $137,038 from the FHLB, of which $95,000 could be used for short-term, cash management advances. Furthermore, the Bank has established a borrowing line with the Federal Reserve. At December 31, 2011, this line had total availability of $45,059. Lastly, the Bank also has the ability to purchase federal funds from a correspondent bank. For further cash flow information, see the condensed consolidated statement of cash flows. Management does not rely on any single source of liquidity and monitors the level of liquidity based on many factors affecting the Company's financial condition.

INFLATION

Consolidated financial data included herein has been prepared in accordance with US GAAP. Presently, US GAAP requires the Company to measure financial position and operating results in terms of historical dollars with the exception of securities available for sale, which are carried at fair value. Changes in the relative value of money due to inflation or deflation are generally not considered.

In management's opinion, changes in interest rates affect the financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as monetary and fiscal policies. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

CRITICAL ACCOUNTING POLICIES

The most significant accounting policies followed by the Company are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the adequacy of the allowance for loan losses to be a critical accounting policy.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available

CONTRACTUAL OBLIGATIONS

Table IX

The following table presents, as of December 31, 2011, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(dollars in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	E	$ 440,122	$ —	$ —	$ —	$ 440,122
Consumer and brokered time deposits	E	141,710	93,893	11,234	927	247,764
Repurchase agreements	F	—	—	—	—	—
Other borrowed funds	G	3,944	8,829	2,134	5,389	20,296
Subordinated debentures	H	—	—	—	13,500	13,500

for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans generally consist of loans with balances of $200 or more on nonaccrual status or nonperforming in nature. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length and reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance homogeneous loans, such as consumer and most residential real estate, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosure. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and impaired loans that are not individually reviewed for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determine by portfolio segment and is based on the actual loss histor experienced by the Company over the most recent 3 years. Th actual loss experience is supplemented with other economi factors based on the risks present for each portfolio segmen These economic factors include consideration of the followin levels of and trends in delinquencies and impaired loans; leve of and trends in charge-offs and recoveries; trends in volur and terms of loans; effects of any changes in risk selection ar underwriting standards; other changes in lending policie procedures, and practices; experience, ability, and depth (lending management and other relevant staff; national and loc economic trends and conditions; industry conditions; ar effects of changes in credit concentrations. The followir portfolio segments have been identified: Commercial Re Estate, Commercial and Industrial, Residential Real Estate, ar Consumer.

Commercial and industrial loans consist of borrowings f commercial purposes to individuals, corporations, partnership sole proprietorships, and other business enterprise Commercial and industrial loans are generally secured t business assets such as equipment, accounts receivabl inventory, or any other asset excluding real estate and general made to finance capital expenditures or operations. Tl Company's risk exposure is related to deterioration in the val of collateral securing the loan should foreclosure becon necessary. Generally, business assets used or produced operations do not maintain their value upon foreclosure, whi may require the Company to write-down the value significant to sell.

Commercial real estate consists of nonfarm, nonresidenti loans secured by owner-occupied and nonowner-occupi commercial real estate as well as commercial constructi loans. An owner-occupied loan relates to a borrower purchas building or space for which the repayment of principal dependent upon cash flows from the ongoing busine operations conducted by the party, or an affiliate of the par who owns the property. Owner-occupied loans that a dependent on cash flows from operations can be adverse affected by current market conditions for their product service. A nonowner-occupied loan is a property loan for whi the repayment of principal is dependent upon rental incor associated with the property or the subsequent sale of t property. Nonowner-occupied loans that are dependent up rental income are primarily impacted by local econor

KEY RATIOS
Table X

	2011	2010	2009	2008	200'
Return on average assets	.68%	.60%	.81%	.91%	.8:
Return on average equity	8.35%	7.54%	10.23%	11.62%	10.4(
Dividend payout ratio	57.59%	65.67%	47.95%	42.94%	46.6(
Average equity to average assets	8.14%	7.97%	7.93%	7.84%	7.8'

conditions which dictate occupancy rates and the amount of rent charged. Commercial construction loans consist of borrowings to purchase and develop raw land into one- to four-family residential properties. Construction loans are extended to individuals as well as corporations for the construction of an individual or multiple properties and are secured by raw land and the subsequent improvements. Repayment of the loans to real estate developers is dependent upon the sale of properties to third parties in a timely fashion upon completion. Should there be delays in construction or a downturn in the market for those properties, there may be significant erosion in value which may be absorbed by the Company.

Residential real estate loans consist of loans to individuals for the purchase of one- to four-family primary residences with repayment primarily through wage or other income sources of the individual borrower. The Company's loss exposure to these loans is dependent on local market conditions for residential properties as loan amounts are determined, in part, by the fair value of the property at origination.

Consumer loans are comprised of loans to individuals secured by automobiles, open-end home equity loans and other loans to individuals for household, family, and other personal expenditures, both secured and unsecured. These loans typically have maturities of 5 years or less with repayment dependent on individual wages and income. The risk of loss on consumer loans is elevated as the collateral securing these loans, if any, rapidly depreciate in value or may be worthless and/or difficult to locate if repossession is necessary. During the last several years, one of the most significant portions of the Company's net loan charge-offs have been from consumer loans. Never the less, the Company has allocated the highest percentage of its allowance for loan losses as a percentage of loans to the other identified loan portfolio segments due to the larger dollar balances associated with such portfolios.

CONCENTRATIONS OF CREDIT RISK

The Company maintains a diversified credit portfolio, with residential real estate loans currently comprising the most significant portion. Credit risk is primarily subject to loans made to businesses and individuals in southeastern Ohio and western West Virginia. Management believes this risk to be general in nature, as there are no material concentrations of loans to any industry or consumer group. To the extent possible, the Company diversifies its loan portfolio to limit credit risk by avoiding industry concentrations.

FORWARD LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and as defined in the Private Securities Litigation Reform Act of 1995. Such statements are often, but not always, identified by the use of such words as "believes," "anticipates," "expects," and similar expressions. Such statements involve various important assumptions, risks, uncertainties, and other factors, many of which are beyond our control that could cause actual results to differ materially from those expressed in such forward looking statements. These factors include, but are not limited to: changes in political, economic or other factors such as inflation rates, recessionary or expansive trends, and taxes; competitive pressures; fluctuations in interest rates; the level of defaults and prepayment on loans made by the Company; unanticipated litigation, claims, or assessments; fluctuations in the cost of obtaining funds to make loans; and regulatory changes. Additional detailed information concerning a number of important factors which could cause actual results to differ materially from the forward-looking statements contained in management's discussion and analysis is available in the Company's filings with the Securities and Exchange Commission, under the Securities Exchange Act of 1934, including the disclosure under the heading "Item 1A. Risk Factors" of Part 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. The Company undertakes no obligation and disclaims any intention to republish revised or updated forward looking statements, whether as a result of new information, unanticipated future events or otherwise.

ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 9, 2012

Dear Shareholder:

We take pleasure in inviting you to our Annual Meeting of Shareholders, which will be held on Wednesday, May 9, 2012, at 5:00 p.m., Eastern Daylight Saving Time, at the Morris and Dorothy Haskins Ariel Theatre, 426 Second Avenue, Gallipolis, Ohio.

The Annual Meeting will be held for several purposes:

- election of directors;
- ratification of the selection of the Company's independent registered public accounting firm; and
- transaction of such other business as may properly come before the meeting.

At the meeting, we will also report to you on our operations during the past year and plans for the future.

The close of business on March 23, 2012 has been fixed as the record date for determination of shareholders entitled to notice of the Annual Meeting and to vote at the Annual Meeting or any adjournment thereof.

The formal Notice of Annual Meeting, the Proxy Statement and a proxy are enclosed or available at http://www.ovbc.com/go/proxyinfo, depending on your preference. After reading the Proxy Statement, please promptly fill in, sign and return to us the enclosed proxy in the envelope provided. You may also submit your proxy electronically by going to the Company's website at http://www.ovbc.com and following the instructions on that website, or by calling toll free 1-800-555-8140 and following the instructions provided by the recorded message. We urge you to submit your proxy to ensure that your shares are represented.

Last year, 79% of the Company's shares were represented in person or by proxy at the Annual Meeting. Please help us exceed last year's participation by signing and returning your proxy or submitting your proxy electronically or by telephone today.

We hope to see many of you in person at the Annual Meeting. There will be a social hour beginning at 4:00 p.m. Hors d'oeuvres and beverages will be served, and we hope you will take this opportunity to become acquainted with the officers and directors of your Company.

Sincerely,

Jeffrey E. Smith
Chairman and Chief Executive Officer

Thomas E. Wiseman
President and Chief Operating Officer

Dated: March 30, 2012

OHIO VALLEY BANC CORP.
P.O. Box 240
Gallipolis, Ohio 45631
1-800-468-6682

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 9, 2012
5:00 p.m.

Gallipolis, Ohio
March 30, 2012

To the Shareholders of
Ohio Valley Banc Corp.

Notice is hereby given that the Annual Meeting of Shareholders (the "Annual Meeting") of Ohio Valley Banc Corp. (the "Company") will be held at the Morris and Dorothy Haskins Ariel Theatre, 426 Second Avenue, Gallipolis, Ohio, on Wednesday, the 9th day of May, 2012, at 5:00 p.m., Eastern Daylight Saving Time, for the following purposes:

1. To elect one Director of the Company to serve for a two-year term;

2. To elect three Directors of the Company, each to serve for a three-year term;

3. To consider and vote upon ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2012; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

Only holders of common shares of the Company of record at the close of business on March 23, 2012 will be entitled to vote at the Annual Meeting and any adjournment.

You are ***cordially invited*** to attend the Annual Meeting. The vote of each shareholder is important, whatever the number of common shares held. Whether or not you plan to attend the Annual Meeting, please submit a proxy promptly. You may submit a proxy to vote your shares electronically by going to the Company's website at http://www.ovbc.com and following the instructions on that website, or by calling toll free 1-800-555-8140 and following the instructions provided by the recorded message. Alternatively, you can request a printed copy of the proxy materials and use the enclosed proxy. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you are a registered shareholder. ***Attendance at the Annual Meeting will not, by itself, constitute revocation of your proxy.***

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey E. Smith
Chairman and Chief Executive Officer

Thomas E. Wiseman
President and Chief Operating Officer

OHIO VALLEY BANC CORP.
P.O. Box 240
Gallipolis, Ohio 45631
1-800-468-6682

March 30, 2012

PROXY STATEMENT

This proxy statement and the accompanying proxy are first being provided to shareholders on or about March 30, 2012 to shareholders of Ohio Valley Banc Corp. (the "Company") regarding the Annual Meeting of Shareholders to be held at the Morris and Dorothy Haskins Ariel Theatre, 426 Second Avenue, Gallipolis, Ohio, on Wednesday, May 9, 2012, at 5:00 p.m., Eastern Daylight Saving Time (the "Annual Meeting").

Voting by Proxy

A proxy for use at the Annual Meeting is solicited by the Board of Directors of the Company. You may ensure your representation by completing, signing, dating and promptly submitting a proxy which will be mailed to you on or about April 11, 2012. You may also submit your proxy electronically by going to the Company's website at http://www.ovbc.com and following the instructions on that website, or by calling toll free 1-800-555-8140 and following the instructions provided by the recorded message. The deadline for transmitting voting instructions electronically via the Internet or by telephone is 11:59 p.m. Eastern Daylight Saving Time, on May 8, 2012. Shareholders who submit a proxy via the Internet will incur only their usual Internet access charges, if any. Without affecting any vote previously taken, you may revoke your proxy at any time before it is voted at the Annual Meeting (1) by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth on the cover page of this proxy statement; (2) by executing a later-dated proxy that is received by the Company prior to the Annual Meeting or submitting a later-dated proxy via the Internet prior to the deadline for doing so; or (3) if you are the registered owner of your common shares, by attending the Annual Meeting and giving notice of revocation in person. If your common shares are held in the name of your broker/dealer, financial institution or other holder of record and you wish to revoke your proxy in person, you must bring an account statement or letter from the broker/dealer, financial institution or other holder of record indicating how many common shares you held beneficially on March 23, 2012, the record date for voting. **Attendance at the Annual Meeting will not, by itself, constitute revocation of a proxy.**

Shares Held in "Street Name"

If you hold your common shares in "street name" with a broker, financial institution or other holder of record, you may be eligible to appoint your proxy electronically via the Internet or by telephone and you may incur costs associated with the electronic access. If you hold your common shares in "street name," you should review the information provided to you by the holder of record. This information will describe the procedures to be followed in instructing the holder of record how to vote the street name common shares and how to revoke previously given instructions.

If you hold your common shares in "street name" and wish to vote your shares in person at the Annual Meeting, you must bring a letter or proxy from your broker/dealer, financial institution or other nominee authorizing you to vote your shares on behalf of such record holder.

Who is Entitled to Vote

Only shareholders of record at the close of business on March 23, 2012, are entitled to receive notice of and to vote at the Annual Meeting and any adjournment. As of March 23, 2012, 4,029,439 common shares were outstanding and entitled to be voted at the Annual Meeting. Each common share entitles the holder thereof to one vote on each matter submitted to the shareholders at the Annual Meeting. A quorum for the Annual Meeting is a majority of the outstanding common shares.

Costs of Proxy Solicitation

The Company will bear the costs of preparing, printing and mailing this proxy statement, the proxy and any other related materials, as well as all other costs incurred in connection with the solicitation of proxies on behalf of the Company's Board of Directors, other than the Internet access and telephone usage charges a shareholder may incur if proxy materials are accessed on the internet or if a proxy is appointed electronically. Proxies will be solicited by mail and may be further solicited, for no additional compensation, by officers, directors or employees of the Company and its subsidiaries by further mailing, telephone, facsimile, electronic mail or personal contact. The Company will also pay the standard charges and expenses of brokers, voting trustees, financial institutions and other custodians, nominees and fiduciaries, who are record holders of common shares not beneficially owned by them, for forwarding materials to the beneficial owners of common shares entitled to vote at the Annual Meeting.

Employee Stock Ownership Plan Participants

If you are a participant in the Ohio Valley Banc Corp. Employees' Stock Ownership Plan (the "ESOP") and common shares have been allocated to your account in the ESOP, you will be entitled to instruct the trustee of the ESOP how to vote those common shares and you will receive your voting instructions separately. If you give no instructions to the trustee of the ESOP, the trustee will vote the common shares allocated to your ESOP account in its sole discretion.

Vote Required

Quorum. Common shares represented by properly executed proxies returned to the Company prior to the Annual Meeting will be counted toward the establishment of a quorum for the Annual Meeting. A majority of the outstanding common shares of the Company must be represented in person or by proxy at the Annual Meeting to establish a quorum.

Director elections. The nominee receiving the greatest number of votes for the class of directors whose terms expire in 2014 will be elected as a director for that term. The three nominees receiving the greatest number of votes for the class of directors whose terms expire in 2015 will be elected as directors for that term.

Ratification of selection of independent registered public accounting firm. The affirmative vote of a majority of the shares participating in the voting is required to ratify the selection of Crowe Horwath LLP as the independent registered public accounting firm.

Effect of broker non-votes and abstentions. Brokers who hold common shares in street name may, under the applicable regulations of the Securities and Exchange Commission (the "SEC") and the rules of exchanges and other self-regulatory organizations of which the brokers are members, sign and submit proxies for common shares of the Company and may vote such common shares on certain matters. However, brokers who hold common shares in street name may not vote common shares on other matters without specific instruction from the customer who owns the common shares. Proxies that are signed and submitted by brokers that have not been voted on certain matters are referred to as representing "broker non-votes."

Broker non-votes and abstentions count toward the establishment of a quorum for the Annual Meeting. Pursuant to rules of the New York Stock Exchange, member brokers are not permitted to vote without customer instruction with respect to the election of directors. In addition, SEC regulations prohibit brokers from voting without customer instruction on the approval of named executive officer compensation and on the frequency of shareholder votes on named executive officer compensation. Neither broker non-votes nor abstentions will be considered to be participating in the voting and therefore will have no effect on the election of directors or the approval of named executive officer compensation, recommendation of a frequency for such votes or ratification of the selection of independent registered public accounting firm.

Directions to Annual Meeting Location

To obtain directions to attend the Annual Meeting and vote in person, please call Deborah A. Carhart, Assistant Vice President, Shareholder Relations, at 1-800-468-6682 or 1-740-446-2631.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 9, 2012

This proxy statement, a sample of the form of proxy provided to shareholders by the Company, and the Company's 2011 Annual Report to Shareholders are available on the Company's website at http://www.ovbc.com/go/proxyinfo.

The Annual Report of the Company for the fiscal year ended December 31, 2011, including financial statements, is being made available with this proxy statement.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates, as of March 23, 2012, certain information concerning the only shareholders known by the Company to be the beneficial owners of more than five percent (5%) of the outstanding common shares of the Company.

Name and Address	No. of Common Shares and Nature of Beneficial Ownership	Percent of Class (1)
Morris and Dorothy Haskins Foundation, Inc. 1767 Chestnut Street Bowling Green, KY 42101	265,972 (2)	6.60%
The Ohio Valley Bank Company Ohio Valley Banc Corp. Employees' Stock Ownership Plan 420 Third Avenue P.O. Box 240 Gallipolis, OH 45631	261,564 (3)	6.49%

(1) The percent of class is based upon 4,029,439 common shares outstanding as of March 23, 2012.

(2) Based on information contained in a Schedule 13G filed with the SEC on February 16, 2010, Carol H. Wedge and Paul D. Wedge, Jr. share voting and dispositive power with respect to the 265,972 common shares as the trustees of the Foundation.

(3) As of March 23, 2012, all 249,294 shares in the ESOP were allocated to the accounts of ESOP participants. The Ohio Valley Bank Company (the "Bank") is the trustee of the ESOP and votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect for which no instructions have been received, the trustee shall vote such shares in the Trustee's discretion. The trustee has limited power to dispose of ESOP shares. The Bank also has sole voting and investment power with respect to 12,270 shares held as trustee for various other trusts.

The following table furnishes information regarding the beneficial ownership of common shares of the Company, as of March 15, 2012, for each current Director, each nominee for election to the Board of Directors, each executive officer named in the Summary Compensation Table and all current Directors and executive officers as a group.

Name	No. of Common Shares and Nature of Beneficial Ownership (1)	Percent of Class (2)
Anna P. Barnitz	2,962 (3)	.07%
Steven B. Chapman	3,162 (4)	.08%
Katrinka V. Hart (5)	13,367 (6)	.33%
Harold A. Howe	16,972 (7)	.42%
E. Richard Mahan (5)	9,628 (8)	.24%
Larry E. Miller, II (5)	10,348 (9)	.26%
Brent A. Saunders	6,956 (10)	.17%
Scott W. Shockey (5)	3,698 (11)	.09%
Jeffrey E. Smith (5)	21,116 (12)	.52%
David W. Thomas	4,531 (13)	.11%
Roger D. Williams	11,090 (14)	.28%
Lannes C. Williamson	5,346 (15)	.13%
Thomas E. Wiseman (5)	18,672 (16)	.46%
All Directors and executive officers as a Group (13 persons)	127,848	3.17%

(footnotes on next page)

(1) Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the nearest whole common share. The Company has never granted options to purchase its common shares. The mailing address for each of the current Directors and executive officers of the Company is P.O. Box 240, Gallipolis, Ohio 45631.

(2) The percent of class is based on 4,029,439 common shares outstanding on March 15, 2012.

(3) Represents 2,889 common shares held jointly by Mrs. Barnitz and her spouse, as to which she shares voting and investment power, and 72 common shares held by Mrs. Barnitz as custodian for her children.

(4) Includes 3,052 common shares held jointly by Mr. Chapman and his spouse, as to which he shares voting and investment power. The number shown also includes 110 common shares held by a broker for Mr. Chapman's spouse in a self-directed individual retirement account, as to which she has sole voting and investment power.

(5) Executive officer of the Company.

(6) Includes 8,910 common shares held for the account of Ms. Hart in the ESOP.

(7) Includes 9,565 common shares held jointly by Mr. Howe and his spouse, as to which he shares voting and investment power; 6,902 common shares held in a self-directed individual retirement account at Ohio Valley Bank, as to which Ohio Valley Bank has voting power and Mr. Howe has investment power; and 503 common shares held jointly by Mr. Howe and his children as to which he shares voting and investment power.

(8) Includes 4,950 common shares held jointly by Mr. Mahan and his spouse, as to which he shares voting and investment power; and 4,678 common shares held for the account of Mr. Mahan in the ESOP.

(9) Includes 3,750 common shares held jointly by Mr. Miller and his spouse, as to which he shares voting and investment power; and 6,598 common shares held for the account of Mr. Miller in the ESOP.

(10) Includes 3,361 common shares held jointly by Mr. Saunders and his spouse, as to which he shares voting and investment power; 214 common shares held by Mr. Saunders as custodian for the benefit of his daughter; and 243 common shares held by a broker in a self-directed individual retirement account, as to which the broker has voting power and Mr. Saunders has investment power.

(11) Includes 3,197 common shares held for the account of Mr. Shockey in the ESOP.

(12) Includes 600 common shares held by Mr. Smith's spouse, as to which she has sole voting and investment power; 336 common shares held by Mr. Smith's spouse as custodian for the benefit of his daughter, as to which Mr. Smith's spouse exercises sole voting and investment power; and 15,834 common shares held for the account of Mr. Smith in the ESOP.

(13) Represents common shares held jointly by Mr. Thomas and his spouse, as to which he shares voting and investment power.

(14) Includes 6,908 common shares held by Mr. Williams' spouse, as to which she has sole voting and investment power; and 4,182 common shares held by Mr. Williams in a trust account, as to which he has sole voting and investment power.

(15) Includes 27 common shares held by Mr. Williamson's spouse, as to which she has sole voting and investment power; and 4,706 common shares held by a broker in a self-directed individual retirement account, as to which the broker has voting power and Mr. Williamson has investment power.

(16) Includes 17,279 common shares held jointly by Mr. Wiseman and his spouse, as to which he shares voting and investment power; 639 common shares held by Mr. Wiseman as custodian for the benefit of his daughter; 206 common shares held by Mr. Wiseman as custodian for the benefit of his grandchildren; and 546 common shares held for the account of Mr. Wiseman in the ESOP.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's Directors and executive officers, as well as any persons holding more than 10% of the Company's outstanding common shares, are required to report their initial ownership of common shares and any subsequent changes in their ownership to the SEC. Specific due dates have been established by the SEC for such filings, and the Company is required to disclose in this proxy statement any failure to file by those dates. Based on its review of (1) Section 16(a) reports filed on behalf of these individuals for their transactions during the Company's 2011 fiscal year and (2) documentation received from one or more of these individuals that no annual Form 5 reports were required to be filed by them for the Company's 2011 fiscal year, the Company believes that all Section 16(a) reports were filed timely.

PROXY ITEMS 1 AND 2: ELECTION OF DIRECTORS

The Company's Board of Directors currently consists of nine members – four in the class whose terms expire at the Annual Meeting, three in the class whose terms expire in 2013 and two in the class whose terms expire in 2014. Section 2.02(C) of the Company's Regulations provides that the Directors may change the number of Directors and fill any vacancy created by an increase in the number of Directors (provided that the Directors may not increase the number of Directors to more than twelve or reduce the number of Directors to less than five).

In 1980, the Board of Directors of the Bank adopted a policy that each person becoming a Director of the Bank after that date would be expected to retire at the next annual meeting of shareholders of the Bank following the Director's 70th birthday. Since the Company was formed as the holding company of the Bank in 1992, the Directors of the Company have followed that same practice, although neither the Company nor the Bank has ever provided such a requirement in its articles of incorporation or regulations or included any such provision in the charter of the Nominating and Corporate Governance Committee. In order to better allocate committee members among the classes of Directors, the Board of Directors determined to nominate one Director for a term expiring in 2014 and three Directors for a term expiring in 2015.

The Board of Directors proposes that Lannes C. Williamson be re-elected for a two-year term and that Anna P. Barnitz, Roger D. Williams and Thomas E. Wiseman be re-elected for a three-year term. Each nominee was recommended to the Board of Directors by the Nominating and Corporate Governance Committee. Each person elected as a Director at the Annual Meeting will hold office for the term indicated and until his successor is duly elected and qualified or until his earlier resignation, removal from office or death. The nominee for election as a Director for the term expiring in 2014 receiving the greatest number of votes will be elected. Similarly, the three nominees for election as Directors for the term expiring in 2015 receiving the greatest number of votes will be elected. Common shares represented by properly executed and returned proxies will be voted **FOR** the election of the Board of Directors' nominees unless authority to vote for one or more nominees is withheld. Common shares as to which the authority to vote is withheld will be counted for quorum purposes, but will not be counted toward the election of Directors or toward the election of the individual nominees specified on the proxy.

The following discussion provides certain information, as of March 15, 2012, concerning each nominee for election as a Director of the Company.

Nominee for Election for Term Expiring in 2014

Lannes C. Williamson, Age 67
Director of the Bank since 1997; Director of the Company since 2000

Mr. Williamson is the President of L. Williamson Pallets, Inc., a West Virginia wood pallet manufacturing business. Mr. Williamson has owned and operated this business for over 40 years. Consistent with small business ownership, his responsibilities have encompassed every aspect from procurement to sales; from equipment selection to production; from efficiencies to human relations; from financial to regulatory. Mr. Williamson has significant experience doing business with the U.S. Government. His experience as a small business owner and U.S. Government contractor enables him to make informed contributions involving financial requests from small business customers, including certification by and sales to the federal government. Mr. Williamson has been and is involved in a myriad of forestry related organizations, such as past president and multiple year executive board member, West Virginia Forestry Association, currently serving as its First Vice President; Board of Directors of National Wooden Pallet and Container Association; Chair Industry Advisory Board – Center for Unit Load Design-VT; Strategic Plan Development for West Virginia Forests; and citizen member of the West Virginia Forest Management Review Commission. He has also been active in the community, having served 25 years on the Mason County Fair Board as well as being an immediate past board member of the Mason County Chamber of Commerce. Mr. Williamson continues to serve on the Mason County Development Authority Board, Route 35 Committee and the Executive Board-Regional Contracting Assistance Center. He is a member of the Pleasant Valley Hospital Board of Trustees and serves on its Finance Committee. Mr. Williamson is a member of the Company's Audit Committee and Board Enterprise Risk Committee. Since 1997, he has been a member of the Ohio Valley Bank's West Virginia Advisory Board.

Nominees for Election for Terms Expiring in 2015

Anna P. Barnitz, Age 49
Director of the Bank since 2001; Director of the Company since 2003

Mrs. Barnitz has served since 1988 as the Treasurer and Chief Financial Officer at Bob's Market and Greenhouses, Inc., a multimillion dollar wholesale distributor of horticultural products with retail landscaping stores. From 1985 until 1988 she served as a Senior Auditor for Charleston National Bank and Key Centurion Bancshares. In the early 1990's, she served on the BankOne N.A. Point Pleasant, West Virginia Board. Since 1997 she has been a member of Ohio Valley Bank's West Virginia Advisory Board. She is a member of the Company's Executive and Audit Committees serving as Secretary on the Audit Committee. In addition, she serves as Chair of the Compensation and Management Succession Committee and is a member of the Board Enterprise Risk Committee and is also a member of the Ohio Valley Bank's Executive Committee, Information Technology Steering Committee, and Asset Quality Oversight Committee. Mrs. Barnitz's financial expertise coupled with her audit and banking background makes her an ideal board member.

Roger D. Williams, Age 61
Director of the Bank since 2005; Director of the Company since 2006

Mr. Williams is retired President, Bob Evans Restaurants, a division of Bob Evans Farms, Inc., which owns and operates 713 full service restaurants and produces a complete line of retail food products. Mr. Williams' career at Bob Evans Farms, Inc. spanned over 40 years. During Mr. Williams' tenure he served in a variety of positions, including restaurant employee; Unit Manager; District Manager; Vice President, Regional Manager; Vice President, Director of Marketing, Senior Vice President, Director of Marketing; Group Vice President Marketing/Purchasing; Senior Group Vice President, Marketing/Purchasing/Food Products; and Executive Vice President, prior to assuming the role of President. He possesses extensive management and marketing experience. Additionally, he is known for his leadership, strategic thinking and business acumen. He also serves on the Board of Directors of Lecere Corporation, which develops and markets an integrated, web-based suite of point-of-sale and restaurant management software tools. Mr. Williams is past Chairman of the University of Rio Grande Board of Trustees and has served as a member of the University of Rio Grande Board of Trustees for over 30 years. He is past President of the Board of Trustees for the Columbus Country Club and member of the Central Ohio Breathing Association. Mr. Williams is a member of the Ohio Valley Bank's Strategic Planning Committee.

Thomas E. Wiseman, Age 53
Director of the Bank and the Company since 1992

Mr. Wiseman has been the President and Chief Operating Officer (COO) of the Company since January 2010 and President of the Company's subsidiary, Ohio Valley Financial Services Agency, LLC, since March 2010. From 1980 until becoming President and COO of the Company, Mr. Wiseman served as President of The Wiseman Agency, Inc., a successful insurance and financial services company and one of the largest independent insurance agencies by premium volume in southern Ohio and northwestern West Virginia. The agency operates primarily in the same footprint as does the Company, which gives Mr. Wiseman a unique perspective of the Company's market. Mr. Wiseman has over 30 years of risk management experience, working with a variety of businesses from small retail stores to nationally recognized companies. He has extensive experience in analyzing risk both on the balance sheet as well as the income statement. Mr. Wiseman has served as the past president of the Independent Insurance Agents of Ohio, Gallia County Area Chamber of Commerce, Gallia County Community Improvement Corporation and the Gallipolis Rotary Club. He has been a past director of the Independent Insurance Agents and Brokers of America, Southeastern Ohio Regional Council, University of Rio Grande (Emerson E. Evans School of Business), Century Surety Insurance Company, French Art Colony and Holzer Vanguard. Mr. Wiseman has been the past chairman of the United Way of Gallia County and the Care Committee for new schools. Mr. Wiseman served as the Company's Lead Independent Director from 2005 until 2010. He is Chairman of the Company's Executive Committee, a member of the Management Enterprise Risk Committee and Ex Officio member of the Board Enterprise Risk Committee. Mr. Wiseman is also a member of the following Ohio Valley Bank committees: Executive (Chair), Strategic Planning, Asset Liability, Officers' Loan and Large Loan Review.

The Board of Directors recommends that shareholders vote FOR the election of the above nominees.

While it is contemplated that all nominees will stand for election, if one or more nominees at the time of the Annual Meeting should be unavailable or unable to serve as a candidate for election as a Director, the individuals designated as proxy holders reserve full discretion to vote the common shares represented by the proxies they hold for the election of the remaining nominees and for the election of any substitute nominee or nominees designated by the Board of Directors. The Board of Directors knows of no reason why any of the nominees named above will be unavailable or unable to serve if elected to the Board.

The following discussion provides certain information concerning the current Directors who will continue to serve after the Annual Meeting. Unless otherwise indicated, each individual has had the same principal occupation for more than five years.

Directors With Terms Expiring In 2013

Steven B. Chapman, Age 65
Director of the Bank since 1999; Director of the Company since 2001

Mr. Chapman is a partner at Chapman & Burris CPA's LLC. He has been a certified public accountant for over 40 years, performing business advisory services, and preparing taxes in all areas. Additionally, Mr. Chapman has assisted in organizing various nonprofit organizations and has continued to serve as advisor and tax preparer for the same. He has developed and currently participates in the management of various real estate, residential and commercial projects employing 7 people. Prior to establishing his CPA firm, Mr. Chapman had over 5 years of "Big 8" experience, including industrial, commercial and bank audit expertise. He served as Chairman of the Board for the University of Rio Grande for two years and has been a member of that board in excess of 10 years. Mr. Chapman is currently serving on the Finance Committee and the Audit Committee at the University of Rio Grande. He is the Chairman of the Boards of Holzer Hospital and Holzer Hospital of Jackson, Ohio with over 1,500 employees. He is a member of the Company's Executive Committee and Board Enterprise Risk Committee. In addition, Mr. Chapman Chairs the Audit Committee and the Investment and Advisory Committee for the Ohio Valley Banc Corp. Profit Sharing Retirement Plan. Mr. Chapman is also a member of the Executive Committee and the Asset Quality Oversight Committee of Ohio Valley Bank. Mr. Chapman's substantial financial experience qualifies him as an "audit committee financial expert" for purposes of Item 401(h) of SEC Regulation S-K based on his training and experience as a Certified Public Accountant.

Harold A. Howe, Age 61
Director of the Bank since 1998; Director of the Company since 2005

Mr. Howe is a self-employed businessman with an emphasis in real estate investment and rental property. He also owns several small businesses in the Jackson, Ohio area. As such he understands the demands and needs of small businesses, which are a key constituent of the Company. Mr. Howe has 30 years of banking experience with the former Jackson Savings Bank, serving as president for 8 of those years. During his tenure at Jackson Savings Bank, Mr. Howe presided over the Jackson Savings Bank's conversion to a stock company as well as the sale of Jackson Savings Bank to the Company in December 1998 and its subsequent merger into the Company in November 2000. Because of Mr. Howe's background and experience, he is very familiar with the various challenges that must be overcome to be successful in the financial services industry. He is very active in the community of Jackson, Ohio serving as President of the Jackson Community Improvement Corporation as well as being a member of the Metropolitan Housing Board. Mr. Howe is a member of a number of community organizations, such as Rotary, Elks, Moose and the Jaycees. Mr. Howe is a member of the following committees of the Company: Executive, Compensation and Management Succession, Nominating and Corporate Governance, and the Investment and Advisory Committee for the Ohio Valley Banc Corp. Employee Stock Ownership Plan. Mr. Howe is also a member of the Executive Committee and Trust Committee of Ohio Valley Bank.

Jeffrey E. Smith, Age 62
Director of the Bank since 1987; Director of the Company since 1992

Mr. Smith has served as Chairman and Chief Executive Officer (CEO) of the Company since January 2010. Between April 2000 and December 2009 he served as the Company's President and CEO. He has been employed in numerous capacities with the Company since 1973. Mr. Smith is a member of the Executive Committee and an Ex Officio member of the Board Enterprise Risk Committee of the Company. In addition, he is a member of the Executive, Strategic Planning, Asset Liability and Large Loan Review Committees of Ohio Valley Bank. Mr. Smith is a past Chairman of the University of Rio Grande Board of Trustees and has served as a member of the University of Rio Grande Board of Trustees for over 25 years. Presently, he is also a member of the Finance and Investment Committee for the University of Rio Grande. Throughout his career, Mr. Smith has served on the boards of a number of community and nonprofit organizations.

Directors With Terms Expiring In 2014

Brent A. Saunders, Age 54
Director of the Bank since 2001; Director of the Company since 2003

Mr. Saunders has been a partner with the law firm of Halliday, Sheets & Saunders since 1983. With over 25 years of experience as a practicing attorney, Mr. Saunders' fields of expertise include the following areas of the law: contracts, deeds, mortgages, title searches, leasing, foreclosures, corporations, partnerships and collections. He also serves as the President and CEO of Holzer Consolidated Health Systems, which is a significant employer in the Company's market. Mr. Saunders has also served as the Prosecuting Attorney for Gallia County and as the City Solicitor for the City of Gallipolis, Ohio. He is a member of the following committees of the Company: Executive, Compensation and Management Succession, Board Enterprise Risk and Nominating and Corporate Governance Committee (Chair). Additionally, Mr. Saunders is a member of the Executive Committee and the Trust Committee (Chair) of Ohio Valley Bank. Mr. Saunders' legal expertise, strong work ethic, ability to analyze all sides of an issue and effective communication skills permit him to make significant contributions to the Company.

David W. Thomas, Age 56
Director of the Bank and the Company since 2007

Mr. Thomas is retired Chief Examiner for the Ohio Division of Financial Institutions (ODFI). In his 30 years with the ODFI, Mr. Thomas gained extensive knowledge in the areas of bank supervision and regulation. He is very adept at interpreting banking laws, regulations and rules. Banking regulation seems to be expanding exponentially, making Mr. Thomas's expertise in this area very valuable to the Company. Mr. Thomas has an excellent grasp of the most challenging issues facing the financial services industry as well as the risk management principles essential to profitably manage those challenges. He is also skilled in analyzing corporate and bank financial statements, which is key to effective cash flow analysis. In January 2010, Mr. Thomas became the Company's Lead Independent Director. Mr. Thomas is a member of the following committees of the Company: Audit, Executive, Nominating and Corporate Governance and Board Enterprise Risk (Chair). As Independent Lead Director, he is also an Ex Officio member of all other standing Board committees of the Company. Additionally, Mr. Thomas is a member of the following committees of Ohio Valley Bank: Executive, Strategic Planning (Ex Officio), Trust (Ex Officio), and Asset Quality Oversight (Chair).

The Board of Directors of the Company has determined that all of the Directors except Messrs. Smith and Wiseman are "independent" under the listing standards of The NASDAQ Stock Market, LLC ("Nasdaq"). In determining independence, the Board of Directors considered loan and deposit relationships with each director, fees paid to Mr. Saunders for legal services, and notes issued to the Wiseman Agency (discussed in this proxy statement under the heading "Certain Relationships and Related Transactions"). The rules of Nasdaq do not deem such relationships to disqualify a Director from being deemed independent. The Board of Directors does not believe such relationships interfere with the Directors' exercise of independent judgment in carrying out their responsibilities as Directors.

There are no family relationships among any of the directors, nominees for election as directors and executive officers of the Company.

Meetings of and Communications with the Board of Directors

The Board of Directors held a total of 13 meetings during 2011. Each incumbent Director attended 75% or more of the aggregate of the total number of meetings held by the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which the Director served, in each case during the Director's period of service in 2011. In accordance with applicable Nasdaq Marketplace Rules, the independent directors meet in executive session as appropriate matters for their consideration arise.

The Company encourages all incumbent Directors and Director nominees to attend each annual meeting of shareholders. Except for Mr. Williamson, all of the incumbent Directors and Director nominees attended the Company's last annual meeting of shareholders held on May 11, 2011.

The Company has an informal process by which shareholders may communicate directly with Directors. Any communication to the Board may be mailed to David W. Thomas, Lead Director, in care of Investor Relations at the Company's headquarters, P.O. Box 240, Gallipolis, Ohio 45631. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." There is no screening process, and all shareholder communications that are received for the Board's attention will be forwarded to all Directors.

Board Leadership Structure

Leadership succession is vital to the future health of the Company. In November 2009, the Independent Directors of the Company, upon recommendation of the Compensation and Management Succession Committee, named Jeffrey E. Smith Chairman of the Board and Chief Executive Officer (CEO) of Ohio Valley Banc Corp. and The Ohio Valley Bank Company; and named Thomas E. Wiseman President and Chief Operating Officer of Ohio Valley Banc Corp. and The Ohio Valley Bank Company, effective January 1, 2010. In his role as President and Chief Operating Officer, Mr. Wiseman is no longer considered to be independent. Desiring to maintain and foster a strong independent presence on the Board of Directors, in January 2010, the Independent Directors of the Company named David W. Thomas as the Lead Independent Director of the Company.

The Lead Independent Director presides at all meetings of the independent directors and is an Ex Officio member of all standing committees of the Company, including the Board Enterprise Risk Committee. His duties include making recommendations regarding the structure of the Board of Directors as well as committee meetings; assisting in establishing agendas of the Board of Directors; overseeing evaluations and performance of members of the Board of Directors; chairing executive sessions of the independent directors; and overseeing the Company's shareholder communication policies and procedures. Additionally, he has the authority to call meetings of the independent directors of the Company.

The Board of Directors chose to combine the Chief Executive Officer and Chairman positions at this time because the Board believes that the CEO's day-to-day management of the Company provides a comprehensive understanding of the performance of the Company and its most pressing issues, which are crucial for leading Board discussions. Furthermore, the Board believes the Lead Independent Director has sufficient authority to provide the Board with independent leadership when appropriate and to lead the Board's risk oversight function.

Committees of the Board

The Board of Directors has five standing committees: the Audit Committee, the Compensation and Management Succession Committee, the Executive Committee, the Nominating and Corporate Governance Committee, and the Board Enterprise Risk Committee.

Audit Committee

The Audit Committee is comprised of Anna P. Barnitz, Steven B. Chapman (Chairman), David W. Thomas and Lannes C. Williamson. The Board of Directors has determined that each member of the Audit Committee qualifies as independent under Nasdaq Marketplace Rules 4200(a)(15) and 4350(d)(2) as well as under Rule 10A-3 promulgated under the Exchange Act.

The Board of Directors believes that each member of the Audit Committee has substantial financial experience and is highly qualified to discharge such member's duties. Additionally, the Board of Directors has determined that Steven B. Chapman qualifies as an "audit committee financial expert" for purposes of Item 401(h) of SEC Regulation S-K based on his training and experience as a Certified Public Accountant. The Board of Directors has determined that Mr. Chapman is capable of (i) understanding accounting principles generally accepted in the United States ("US GAAP") and financial statements, (ii) assessing the general application of US GAAP in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating the Company's consolidated financial statements, (iv) understanding internal control over financial reporting, and (v) understanding audit committee functions.

The Audit Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A current copy of the charter of the Audit Committee is posted on the Company's website at http://www.ovbc.com under "About Us" in the Ohio Valley Banc Corp. section. At least annually, the Audit Committee reviews and reassesses the adequacy of its charter and recommends changes to the full Board as necessary. The Audit Committee is responsible for:

- overseeing the accounting and financial reporting process of the Company and audits of the Company's financial statements;
- monitoring the Company's financial reporting process and internal control system;
- overseeing the certification process and other laws and regulations impacting the Company's quarterly and annual financial statements and related disclosure controls;
- reviewing and evaluating the audit efforts of the Company's independent registered public accounting firm and the Company's internal auditing department;

- providing an open avenue of communication among the Company's independent registered public accounting firm, financial and senior management, internal auditing department and the Board of Directors;
- appointing, compensating and overseeing the independent registered public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or performing related work; and
- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

In addition, the Audit Committee reviews and pre-approves all audit and permitted non-audit services provided by the Company's independent registered public accounting firm and ensures that the registered public accounting firm is not engaged to perform the specific non-audit services prohibited by law, rule or regulation. The Audit Committee will also carry out such other responsibilities as may be delegated to the Audit Committee by the full Board.

The Audit Committee held twelve meetings during the 2011 fiscal year. The Report of the Audit Committee for the 2011 fiscal year begins on page 30.

Compensation and Management Succession Committee

The Compensation and Management Succession Committee is comprised of Anna P. Barnitz (Chairman), Harold A. Howe and Brent A. Saunders. The Board of Directors has determined that each member of the Compensation and Management Succession Committee qualifies as independent under Nasdaq Marketplace Rule 4200(a)(15).

The Compensation and Management Succession Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A current copy of the charter of the Compensation and Management Succession Committee is posted on the Company's website at http://www.ovbc.com under "About Us" in the Ohio Valley Banc Corp. section. The Compensation and Management Succession Committee periodically reviews and reassesses the adequacy of its charter and recommends changes to the full Board as necessary. The charter was last revised by the Board of Directors on February 28, 2012, upon recommendation of the Compensation and Management Succession Committee.

The purpose of the Compensation and Management Succession Committee is to discharge the responsibilities of the Board of Directors relating to compensation of the Company's Directors and executive officers and to prepare an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting of shareholders. The Compensation and Management Succession Committee will also carry out such other responsibilities as may be delegated to it by the full Board.

The Compensation and Management Succession Committee is responsible for reviewing and approving goals and objectives relevant to the compensation of the Company's executive officers (including the Chief Executive Officer), evaluating such executive officers' performance in light of those goals and objectives and determining compensation based on that evaluation. The Compensation and Management Succession Committee is also responsible for reviewing the Company's incentive compensation programs and retirement plans, and recommending changes to such programs and plans to the Board of Directors as necessary. The Compensation and Management Succession Committee also reviews any severance or other termination arrangements to be entered into with the Company's executive officers.

The Compensation and Management Succession Committee periodically retains a consultant to assist with the establishment of executive compensation. During 2011, the Compensation and Management Succession Committee retained Blanchard Consulting Group to provide the benchmarking information that serves as the basis for 2012 executive compensation and continued to work with Blanchard Consulting Group on the design of a new bonus or incentive compensation plan still being considered by the Compensation Committee. In addition, in 2011 the Compensation Committee retained Meyer-Chatfield Compensation Advisors to assist in the design of a supplemental executive retirement plan for Mr. Wiseman, which was executed in March 2012.

The Compensation and Management Succession Committee held thirteen meetings during the 2011 fiscal year. The Report of the Compensation and Management Succession Committee on executive compensation relating to the 2011 fiscal year begins on page 23.

Executive Committee

The Executive Committee is comprised of Anna P. Barnitz, Steven B. Chapman, Harold A. Howe, Brent A. Saunders, Jeffrey E. Smith, David W. Thomas and Thomas E. Wiseman (Chairman). The Executive Committee is authorized to act in the intervals between meetings of the Directors on matters delegated by the full Board. There was one meeting held by the Executive Committee of the Company during the 2011 fiscal year; however, the Executive Committee of the Bank held 35 meetings.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Harold A. Howe, Brent A. Saunders (Chairman) and David W. Thomas. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee qualifies as independent under Nasdaq Marketplace Rule 4200(a)(15). The purposes of the Nominating and Corporate Governance Committee are to:

- identify qualified candidates for election, nomination or appointment to the Board and recommend to the full Board a slate of Director nominees for each annual meeting of the shareholders of the Company;

- make recommendations to the full Board regarding the Directors who shall serve on committees of the Board; and

- undertake such other responsibilities as may be referred to the Nominating and Corporate Governance Committee by the full Board.

The Nominating and Corporate Governance Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A current copy of the charter of the Nominating and Corporate Governance Committee is posted on the Company's website at http://www.ovbc.com under "About Us" in the Ohio Valley Banc Corp. section. The Nominating and Corporate Governance Committee periodically reviews and reassesses the adequacy of its charter and recommends changes to the full Board as necessary. The Nominating and Corporate Governance Committee held two meetings during the 2011 fiscal year.

Board Enterprise Risk Committee

The Board Enterprise Risk Committee consists of Anna P. Barnitz, Steven B. Chapman, Brent A. Saunders, David W. Thomas (Chairman) and Lannes C. Williamson.

The Board Enterprise Risk Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. At least annually, the Board Enterprise Risk Committee reviews and reassesses the adequacy of its charter and recommends changes to the full Board as necessary. The Board Enterprise Risk Committee's primary duties and responsibilities are to:

- oversee the Company's policies, procedures and practices relating to OVBC's enterprise-wide risks;
- assess current and emerging material risks and provide review and approval of established risk tolerances;
- oversee the Company's compliance with applicable laws and regulations; and
- oversee material pending litigation in which the Company has been named a defendant.

The business of banking has been and will continue to be centered on the management of risk. The Board of Directors proactively oversees management's implementation and enforcement of the Company's risk management policies and procedures. The Board's risk oversight responsibility is primarily administered through the Board Enterprise Risk Committee. The Board Enterprise Risk Committee meets quarterly to ensure that the Company is taking appropriate steps to identify, measure, monitor, and control risks as identified in the Company's Enterprise Risk Management Policy. This policy addresses the composition and control of the Company's overall risk management program and establishes standards for liquidity, market, credit, operational, legal, reputational, and strategic risks and for others that may emerge in the future. The Enterprise Risk Management Policy is supplemented by various other Company policies which further address the specific risk categories to which they pertain. Additionally, the Enterprise Risk Management Policy provides for proper reporting through senior management to the Board Enterprise Risk Committee and/or the full Board of Directors. The committee routinely receives reports from the Chief Risk Officer as well as other Ohio Valley Bank personnel within the Risk Management Department. The Chief Operating Officer, Chief Executive Officer, Chief Lending Officer and the Internal Auditor also serve as Ex Officio members of the committee.

The Board of Directors has established a Management Enterprise Risk Committee whose members are the senior management team of the Company. It is the responsibility of the Management Risk Committee, in conjunction with the Risk

Management Department, to implement and enforce the risk management policies of the Company on a day-to-day basis. Actions of the Management Risk Committee are routinely monitored and reported to the Board Enterprise Risk Committee.

The Board of Directors recognizes that no policy can anticipate all the conditions, situations and opportunities that may arise during the normal course of operations. Therefore, the Board of Directors expects management to exercise prudent judgement in the day-to-day implementation of the Company's risk management policies.

Nominating Procedures

As described above, the Company has a standing Nominating and Corporate Governance Committee that has the responsibility to identify and recommend individuals qualified to become Directors. The Nominating and Corporate Governance Committee evaluates the qualifications and performance of incumbent directors before deciding to recommend them for re-election to the Board. The Nominating and Corporate Governance Committee recommended the nominees for election as Directors at the Annual Meeting. When considering potential candidates for the Board, the Nominating and Corporate Governance Committee strives to assure that the composition of the Board, as well as its practices and operation, contribute to value creation and to the effective representation of the Company's shareholders. Although the Company does not have a formal diversity policy, the Nominating and Corporate Governance Committee is guided by the Nominating and Corporate Governance Charter in fulfilling its responsibility to identify and recommend individuals qualified to become Directors. The Nominating and Corporate Governance Committee considers it essential that the Board, as a whole, should be diverse with respect to skills, experience, perspective, age, background and geography as these criteria relate to the Company's market area and the financial services industry. The Nominating and Corporate Governance Committee may consider the above factors as it deems appropriate in evaluating Director candidates. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily by the Nominating and Corporate Governance Committee. From time to time, the Nominating and Corporate Governance Committee may deem it prudent to recruit individuals with education and expertise in a specific discipline, such as accounting, finance or law.

In considering candidates for the Board, the Nominating and Corporate Governance Committee evaluates the entirety of each candidate's credentials and does not have any specific minimum qualifications that must be met by a Nominating and Corporate Governance Committee-recommended nominee. However, the Nominating and Corporate Governance Committee does believe that all members of the Board should have the highest character and integrity; a reputation for working constructively with others; sufficient time to devote to Board matters; and no conflict of interest that would interfere with performance as a Director. Additionally, the Company is a highly-regulated institution and all Director candidates are subject to the requirements of applicable federal and state banking laws and regulations.

The Nominating and Corporate Governance Committee considers candidates for the Board from any reasonable source, including recommendations from shareholders and existing Directors. The Nominating and Corporate Governance Committee does not evaluate candidates differently based on who has made the recommendation. The Nominating and Corporate Governance Committee has the authority to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms have been used to date and, accordingly, no fees have been paid to consultants or search firms.

Shareholders may recommend Director candidates for consideration by the Nominating and Corporate Governance Committee by writing to Brent A. Saunders, the Chairman of the Nominating and Corporate Governance Committee, at the Company's executive offices, P.O. Box 240, Gallipolis, Ohio 45631. The recommendation should give the candidate's name, age, business address, residence address, principal occupation or employment and number of common shares beneficially owned. The recommendation should also describe the qualifications, attributes, skills or other qualities of the recommended Director candidate. A written statement from the candidate consenting to be named as a Director candidate and, if nominated and elected, to serve as a Director should accompany any such recommendation.

Shareholders who wish to nominate an individual for election as a Director at an annual meeting of the shareholders of the Company must comply with the Company's Code of Regulations regarding shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to Brent A. Saunders, the Chairman of the Nominating and Corporate Governance Committee, at the Company's executive offices, P.O. Box 240, Gallipolis, Ohio 45631, not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of Directors. However, if less than 21 days' notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Chairman of the Nominating and Corporate Governance Committee not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Each nomination must contain the following information to the extent known by the nominating shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of common shares of the Company that will be voted for each proposed nominee; (d) the name and residence address of the nominating shareholder; (e) the number of common shares of the Company beneficially owned by the nominating shareholder; and (f) any other information required to be disclosed with respect to a nominee for election as a Director under the proxy rules promulgated under the Exchange Act. Nominations not made in accordance with the Company's Code of Regulations will not be considered.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

The following are the executive officers of the Company:

Name	Age	Position(s) Held with the Company and its Principal Subsidiaries
Jeffrey E. Smith	62	Chairman and Chief Executive Officer of the Company and the Bank since January 2010. President and Chief Executive Officer of the Company and the Bank from April 2000 until January 2010; employed by the Bank since 1973.
Thomas E. Wiseman	53	President and Chief Operating Officer of the Company and the Bank since January 2010; Chairman of the Executive Committee of the Company and the Bank since January 2010; and President of the Company's subsidiary, Ohio Valley Financial Services Agency, LLC since March 2010. President of The Wiseman Agency, Inc., from 1980 until January 2010.
Scott W. Shockey	42	Vice President and Chief Financial Officer of the Company and Senior Vice President and Chief Financial Officer of the Bank since December 2004; Assistant Treasurer of the Company from April 2001 to December 2004; and Vice President and Chief Financial Officer of the Bank from April 2001 to December 2004.
Katrinka V. Hart	53	Senior Vice President and Chief Lending Officer of the Company and Executive Vice President and Chief Lending Officer of the Bank since April 2011; Senior Vice President and Risk Management Officer of the Company from April 2004 to April 2011 and Executive Vice President and Risk Management Officer of the Bank from December 2003 to April 2011.
E. Richard Mahan	66	Senior Vice President and Chief Credit Officer of the Company and Executive Vice President and Chief Credit Officer of the Bank since December 2007; Senior Vice President and Secretary of the Company from April 2000 to December 2007; and Executive Vice President and Secretary of the Bank from April 2000 to December 2007.
Larry E. Miller, II	47	Senior Vice President and Secretary of the Company and Executive Vice President and Secretary of the Bank since December 2007; Senior Vice President and Treasurer of the Company from April 2000 to December 2007; and Executive Vice President and Treasurer of the Bank from April 2000 to December 2007.

Compensation Discussion and Analysis

Overview of Compensation Program

The executive officers of the Company receive no compensation from the Company. Instead, they are paid by subsidiaries for services rendered in their capacities as executive officers of subsidiaries of the Company.

The Compensation and Management Succession Committee (the "Compensation Committee") is responsible for reviewing and approving goals and objectives relevant to the compensation of the Company's executive officers (including the named executive officers), evaluating such executive officers' performance in light of those goals and objectives and determining compensation based on that evaluation. As part of that responsibility, the Compensation Committee reviews the Company's bonus program as well as retirement plans and recommends changes to such programs and plans to the Board of Directors as necessary. The Compensation Committee believes the goals and objectives relevant to the compensation of the Company's employees, including executive officers, do not incent excessive risk taking and are not reasonably likely to create a material adverse effect on the Company. The Company continues to face numerous risks, as do all institutions, which could threaten its value. The most prominent of these risks are liquidity, credit, interest rate, strategic and reputational risk. The Compensation Committee believes the risk management controls currently in place in conjunction with performance goals that properly balance earnings growth and asset quality effectively address the risks inherent in the current economic environment. Although the Compensation Committee also has responsibility for reviewing any severance or other termination arrangements to be entered into with the Company's executive officers, there are no such arrangements currently.

Management's Role in Compensation Decisions

While the Compensation Committee makes all compensation decisions regarding the named executive officers, the Compensation Committee utilizes data and reports as required by the wage and salary administration plan described elsewhere in this Compensation Discussion and Analysis. Some of this data is prepared or assembled by management in conjunction with the assistance of an independent compensation consulting firm and includes, but is not limited to, peer analysis of comparable financial industry job grades, cost of living adjustments, and total compensation benchmarking primarily for Ohio and the Midwest Region of the United States. Our Chief Executive Officer works with the Compensation Committee Chair in establishing the agenda for Compensation Committee meetings. The Chief Executive Officer regularly attends meetings briefing the Compensation Committee on the Company's overall performance. With respect to developing compensation packages, annually the Chief Executive Officer reviews the performance of each executive officer (excluding his own and that of the Chief Operating Officer) by comparing results achieved to established goals as well as the overall performance of the Company as compared to Board approved corporate performance goals. This data, along with salary data derived from the Company's wage and salary administration plan, are the bases for his recommendations to the Compensation Committee with respect to the compensation of the other executive officers, including base salary adjustments and annual bonus payments. The Compensation Committee considers the Chief Executive Officer's recommendations and uses its own discretion in making the final compensation decisions. The Compensation Committee regularly conducts executive sessions, without the presence of management, in fulfilling its responsibilities pursuant to its charter.

Compensation Philosophy and Objectives

The objectives of the compensation programs of the Company and its subsidiaries are that:

- compensation of the Company's executive officers and non-executive officers should be directly linked to corporate operating performance;

- executive officers and non-executive officers should receive fair and equitable compensation for their respective levels of responsibility and supervisory authority compared to their peers within the Company as well as their peers within the financial services industry; and

- compensation of the Company's executive officers and non-executive officers should not incent excessive risk taking nor be reasonably likely to have a material adverse effect on the Company.

In 1993, the Company adopted a comprehensive wage and salary administration plan for the Company and its subsidiaries to be used for all employees, including executive officers. That plan consists of a job grading process for all jobs in the Company, a performance appraisal process, and a periodic total compensation benchmarking process to determine compensation market ranges for all job grades. The components of this plan apply to both executive officers and non-executive officers. The Company believes that it is essential to attracting and retaining qualified officers in its industry that compensation be competitive with that of other companies within the industry. Further, in order to motivate such individuals to perform to the best of their abilities in furthering the Company's goals, the Company also believes there must be an opportunity for such officers to benefit personally from increased efforts and the Company's achievement of its goals.

Over the years, the Company has retained Crowe Horwath LLP ("Crowe Horwath") to update the benchmarking information. In 2007, the Company benchmarked the pay range for base salary and bonus established for each position using the services of Crowe Horwath. The 2007 Crowe Horwath Comprehensive and Midwest Financial Institutions Surveys, the Economic Research Institute salary database, the Watson Wyatt Financial Institutions Compensation Survey (commercial banks category) and the 2006 proxy data from a peer group of ten companies were used in the benchmarking analysis. The selection criteria for inclusion in the peer group were as follows: total assets between $675 and $850 million, located in the Midwest Region with comparable performance metrics in return on assets, return on equity, net interest margin and efficiency ratio. The companies which met the aforementioned criteria were:

Ames National Corporation
First Financial Service Corporation
Community Bank Shares of Indiana, Inc.
First Business Financial Services, Inc.
Monroe Bancorp
Team Financial, Inc.
First Citizens Banc Corp
MidWestOne Financial Group, Inc.
BNCCORP, Inc.
Northern States Financial Corporation

The benchmarking analysis also included data gathered from the following employers in the Company's immediate market area:

City National Bank
Oak Hill Financial, Inc. (Now WesBanco)
Farmers Bank and Savings Company
Holzer Clinic
University of Rio Grande

These employers in the Company's immediate market area were chosen based on the economic impact of the institution as well as the size of the employee base in the Gallia and Jackson County, Ohio and Mason County, West Virginia market areas. The Crowe Horwath Comprehensive survey included 63 financial institutions with $500 million to $1 billion in assets located in twelve states east of the Mississippi River. The Crowe Horwath Midwest survey is a subset of the Comprehensive survey and included 28 financial institutions located primarily in Ohio, Michigan, Indiana and Illinois. From the Economic Research Institute salary database, which has information from a collection of compensation surveys, Crowe Horwath used information designated by the Economic Research Institute as reflecting individuals (administrative and professional) who had held their positions for three years at commercial banks with a Huntington, West Virginia, database location. The 2007 Watson Wyatt Financial Institutions Survey included commercial banks across the United States. Except as noted above, the Compensation Committee did not have access to the names of the companies included in any of these surveys, but based its decision to use the survey data on the belief that institutions meeting the survey criteria had similarities to the Company in terms of location (Ohio, Michigan, Indiana, Illinois, Iowa, Wisconsin and West Virginia); size (total assets greater than $500 million); and market populations (markets with populations of less than 100,000), which made such institutions appropriate for purposes of maintaining competitive compensation. Range midpoints from the surveys were averaged to determine a common midpoint for each range. Since 2007, the Company has used updated compensation surveys to determine generally, without focusing on specific positions, how compensation of financial services company employees have changed since 2007. That information is used to adjust the ranges of compensation for the Company's employees.

The Compensation Committee, in conjunction with the Lead Director, annually conducts a performance appraisal to evaluate the performance of Mr. Smith and Mr. Wiseman in achieving the expected requirements of their jobs. The Compensation Committee evaluates Messrs. Smith and Wiseman based on the following 8 specific criteria (the "Performance Criteria"): 1) leadership, 2) strategic planning, 3) financial results, 4) succession planning, 5) human resources, 6) internal communications, 7) external relations, and 8) board relations. The evaluation conducted by the Compensation Committee assesses the executive officers' performance in each of the 8 criteria on a range from 1, the lowest, to 5, the highest, in increments of .25. The higher an officers' performance on the 8 criteria, the higher the officer will be paid within the pay range established through the benchmarking process. For the other named executive officers, the Compensation Committee utilizes a slightly different performance appraisal form typically containing three to five position specific accountabilities as well as the four following critical competencies: 1) teamwork, 2) initiative, 3) communications, and 4) service excellence. Each of the accountabilities as well as the competencies is assigned a weighting according to the following scale: 1 – important, 2 – significant, 3 – very significant and 4 – critical. At the end of the performance period, the executive officers' performance in each of the accountabilities and competencies is assessed, by their supervisors, on a range from 1, the lowest, to 5, the highest. The higher an officers' performance on the given accountabilities and competencies, the higher the officer will be paid within the pay range established through the benchmarking process.

Under the benchmarking framework utilized by the Company for the last few years, the Compensation Committee sought to ensure that employees who are performing "as expected" will, over time, receive cash compensation in the middle one-third of the respective market range for similar jobs in the financial services industry. An employee starting in the lower one-third of a pay range who performed "better than expected" would move to the middle one-third of the pay range faster than an employee who performs "as expected."

The Company has no policy for allocating between long-term and short-term compensation or allocating between cash and non-cash components, although the bonus program does take into account both long-term and short-term goals and performance of the Company.

Summary of 2011 Compensation Decisions

The Company has a long-standing commitment to pay for performance, both individual and Company. Salaries are determined in accordance with the benchmarking analysis described above, which recognizes performance of employees in connection with compensation paid within the industry. Individual performance and company performance were also taken into consideration in determining bonus compensation.

The decision-making process and compensation philosophy of the Company and the subsidiaries were considered by the Compensation Committee when determining 2011 compensation for the named executive officers of the Company and the subsidiaries. The Compensation Committee believes that the compensation earned by the named executive officers in 2011 was fair and reasonable when compared with executive compensation levels in the financial services industry as reported in the marketplace range developed.

For 2011, the Compensation Committee utilized the Crowe Horwath 2010 Financial Institutions Midwest Survey Report and the Ohio Survey Report to update the ranges established for each job in 2008. The Crowe Horwath 2010 Financial Institutions Midwest Survey included 180 financial institutions of all asset sizes located in Ohio, West Virginia, Michigan, Indiana, Illinois and Kentucky. The Crowe Horwath Ohio Survey is a subset of the Midwest Survey and included 32 financial institutions of all asset sizes located in the State of Ohio. The Compensation Committee did not have the identities of the institutions included in the surveys and adjusted the ranges based on overall changes in compensation among the companies included in the surveys, not based on changes for individual positions. Then the Compensation Committee used these two Crowe Horwath surveys in combination with individual performance appraisals to determine the base salaries to be paid to each named executive officer within the established range.

Based on these considerations, the following ranges of salary and bonus for the named executive officers were established:

Name	Salary Range	Bonus Range
Jeffrey E. Smith	$214 803 – 398,920	$6,049 – 23,526
Thomas E. Wiseman	214,803 – 398,920	6,049 – 23,526
Scott W. Shockey	92,440 – 164,338	3,468 – 10,357
Katrinka V. Hart	161,693 – 293,779	4,731 – 14,901
E. Richard Mahan	161,693 – 293,779	4,731 – 14,901
Larry E. Miller, II	161 693 – 293,779	4,731 – 14,901

Our compensation programs are adjusted over time to support the Company's business goals. In 2010, the Company's income declined 23 percent. As a result, the bonuses for the named executive officers for 2010 were reduced by 23 percent compared to 2009. In 2011, the Company's leadership placed a strong emphasis on improving asset quality and growing capital through revenue growth. For the year ended December 31, 2011, net income totaled $5.8 million, a 14.5 percent increase from net income of $5.1 million for the year ended December 31, 2010. Return on average assets was .68 percent for 2011, compared to .60 percent for 2010. The improvement in year-to-date earnings was primarily attributable to higher noninterest income, an increase in net interest income and a decrease in provision for loan losses. Contributing to the increase in noninterest income was the significant growth in transaction volume in processing tax refund payments for a tax software provider. With the growth in transaction volume, the associated fee income for 2011 increased $1.8 million, or over 228 percent, from the previous year. The increase in net interest income was largely due to the extended low interest rate environment, as interest-bearing liabilities continued to reprice to current market interest rates faster than the interest-earning assets. In 2011, management added $4.9 million to the allowance for loan and lease losses (the "ALLL"), a decrease of $1.0 million from the previous year. The decrease in provision expense was related to an increase of $2.3 million in recoveries in 2011 compared to 2010 and improving asset quality.

To reflect the progress achieved toward the Company's goals in 2011, the Board increased the bonus paid to Ms. Hart and Messrs. Mahan, Miller and Shockey for 2011, to the levels paid in 2009. Although significant improvement in earnings and asset quality was achieved in 2011, Messrs. Smith and Wiseman requested their 2011 bonuses be awarded at the reduced 2010 level. The Board approved a special Progress Bonus to all employees eligible for the bonus program, except Messrs. Smith and Wiseman, to reward them for the progress made towards the achievement of the Company's goals. At the request of Messrs. Smith and Wiseman, the Board chose not to award either of them a Progress Bonus.

The Compensation Committee considered the say-on-pay vote held in May 2011, where over 97% of the votes cast on the matter were voted to approve the executive compensation disclosed in the proxy statement. The Compensation Committee recognized that the shareholder vote indicated shareholder support for the Board's compensation philosophy and practices.

While the say-on-pay vote did not indicate shareholder desire for significant changes in either philosophy or practice, in 2011 the Compensation Committee engaged Blanchard Consulting Group to review the Company's salary structure and to propose a salary grade design structure for all officers and staff level positions using the market information from the base compensation benchmarking project Blanchard Consulting Group conducted for the Company. The benchmarking project focused on base salary and other cash compensation. The purpose of the salary structure review was to ensure that cash compensation and the salary structure are consistent with market practices and are designed to maintain internal equity and external competitiveness while reflecting individual and company performance. Based on the recommendation of Blanchard Consulting Group, in the latter half of 2011 the Company adopted a new salary structure which included fifteen grade levels and one broadband level for the top executive officer(s). The new structure uses a mid-point within each range rather than dividing each range into thirds. The new salary structure is the basis for 2012 salaries for executive officers.

Executive Compensation Components and Analysis

The components of the compensation program currently are: a base salary, a bonus, retirement plans and insurance benefits. Other than the employee stock ownership plan, the Company has no equity-based compensation plans.

Base Salary

The objective of the base salary component of the cash compensation plan is to provide predictable and reliable cash compensation sufficient to attract and retain motivated officers and to recognize and reward individual performance. In fulfilling that objective, the Compensation Committee desires that each employee, including the named executive officers, who achieves an overall performance evaluation of "3" (as expected), should receive a base salary within +/-10% of the midpoint of the marketplace range.

Using the survey information described above, and based on their annual performance appraisal and the position of their expected total compensation within the marketplace range, the base salaries for the named executive officers were increased an average of 2.62% compared to 2010. Except for Mr. Shockey, whose total compensation was in the middle one third of the marketplace range, each of the named executive officers was, prior to such adjustments, receiving total compensation in the lower one third of the marketplace range established from the surveys.

Bonuses

The objectives of the bonus component of the Company's compensation program are to: (a) motivate executive officers and other employees and reward such persons for the accomplishment of both annual and long range goals of the Company and its subsidiaries, (b) reinforce a strong performance orientation with differentiation and variability in individual awards based on contribution to long-range business results and (c) provide a fully competitive compensation package that will attract, reward, and retain individuals of the highest quality. Prior to the adoption in 2011 of the new salary grade design, all employees of the Company's subsidiaries holding positions with a pay grade of 9 or above were eligible to participate in the bonus program, including all subsidiaries' executive officers. However, as a result of the new salary grade design structure, approximately 22 employees that had previously been graded 9 or higher fell below that level. All 22 employees currently serving in these positions were grandfathered into the bonus program.

Bonuses payable to participants in the bonus program are based on (a) the performance of the Company and its subsidiaries as measured against specific performance targets; (b) each employee's individual performance; and (c) the marketplace range of compensation for employees holding comparable positions. At the beginning of each fiscal year, the Compensation Committee sets specific performance targets for the Company and its subsidiaries based on a combination of some or all of a number of performance criteria set forth in the Company's strategic plan. The targets are based on one or more of the following performance criteria: net income, net income per share, return on assets, return on equity, asset quality (as measured by the ratio of adversely classified assets to tier 1 capital plus the ALLL), tier 1 leverage ratio and efficiency ratio. It is the objective of the Compensation Committee to establish goals that are "reaching" but "reachable." The Compensation Committee may not consider the goals to be of equal weight, but, in the aggregate, it considers them to be fundamental metrics which are important to the long-term performance of the Company and which, at the same time, do not expose the Company to, nor incent the employees to undertake, excessive risks which would threaten the Company's long-term value. At the end of the fiscal year, the aggregate amount available for the payment of a bonus, if any at all, is determined by the Company's Board of Directors upon recommendation of its Compensation Committee based on an evaluation of the accomplishment of the performance targets. A bonus may be paid without targets having been established or achieved. No officer or employee has any right to the payment of a bonus until the Board of Directors has exercised its discretion to award one and the amount to be paid to each person has been determined and announced.

Once the aggregate amount of the bonus pool is determined, individual bonus awards are determined through a formula that applies each employee's performance evaluation score to a "bonus grid," reflecting the individual employee's job grade, the market place range of compensation for that job grade, and individual job performance using the Performance Criteria referenced above. Employees are evaluated by their supervisors, except for Mr. Smith and Mr. Wiseman, who are evaluated by the Compensation Committee. The Company's Board of Directors approves the bonuses payable to the executive officers under the bonus program based upon the recommendation of the Compensation Committee.

In January 2012, the Compensation Committee recommended to the full Board of Directors, and the full Board of Directors determined, to award essentially the same bonuses for 2011 as were awarded for 2009. As stated earlier, in consideration of the decline in the Company's 2010 net income, the Board reduced the 2010 bonus by 23% for only the named executive officers. To reflect the progress achieved toward the Company's goals in 2011, the Board restored the bonuses for Ms. Hart and Messrs. Mahan, Miller and Shockey to the levels paid for 2009. Messrs. Smith and Wiseman's 2011 bonuses were awarded at the reduced 2010 level as requested by Messrs. Smith and Wiseman. The Board also approved a special Progress Bonus to all employees eligible for the bonus program, except Messrs. Smith and Wiseman, to reward them for the progress made towards the achievement of the Company's goals. At the request of Messrs. Smith and Wiseman, the Board chose not to award either of them a Progress Bonus. In early 2012, when the Compensation Committee considered the overall performance of the Company in 2011, it evaluated the following:

	Goal	Actual	Variance
Earnings	$5,239,600	$5,834,500	+$594,900
Return on assets	.61%	.68%	+.07%
Tier 1 Leverage Ratio	9.75%	10.25%	+.50%
Adversely Classified Assets/Tier 1 Capital +ALLL	55.00%	43.02%	-11.98%

General economic conditions were weak in 2011 as the nation continued to struggle under the weight of persistently high unemployment and the reduction in market values of collateral. Unfortunately, the markets where your Company operates were not immune to these issues. Reduced incomes due to unemployment or underemployment created an inability to pay for some borrowers. Being a community bank, we sought an appropriate balance between the safe and sound operation of the Company, the welfare of our customers and the interests of our shareholders. We continued working with those customers who put forth good faith efforts to pay, and, for those few who refused to pay, we pursued foreclosure and liquidation as rapidly as the legal process would permit. The results were a lower provision for loan loss expense and improved asset quality as measured by the reduced ratio of adversely classified assets to tier 1 capital + ALLL of 43.02%. The Compensation Committee was particularly pleased with the significant improvement in asset quality and the concurrent improvement in earnings, as net income exceeded goal by $594,900 and return on assets improved to .68%. The improvement in earnings permitted management to grow the tier 1 leverage ratio, a key measurement of capital strength, to 10.25%, exceeding goal by .50%, giving the Company the financial strength to pay, at an annual dividend of $0.84 per share, more than $3.3 million in dividends to our shareholders.

Executive Retirement Plans

The Board of Directors has established several retirement plans, in order to provide competitive compensation arrangements to attract talented employees and to provide a valuable incentive to retain talented employees once employed. These plans, described below, offer an additional level of confidence that the executive officers, including the named executive officers, can focus exclusively on their responsibilities as executive officers during their working lives and can maintain a reasonable standard of living in retirement.

Executive Deferred Compensation Plan. The Company maintains a nonqualified executive deferred compensation plan for all of the Company's executive officers and certain other officers. The deferred compensation plan is strictly voluntary. Participants in the plan, upon reaching age 65, are eligible to receive a distribution of their contributions, plus accrued interest earned at a designated rate on reinvestment of the contributions. In 2011, the rate paid was 3.54%. If a participant dies before reaching age 65 and the participant qualifies, the distribution will be made to the participant's designated beneficiary in an amount equal to what the participant would have accumulated if the participant had reached age 65 and had continued to make contributions to the plan. The Company believes that the cost of providing the benefit will be offset by earnings on and/or proceeds from life insurance contracts associated with the benefit.

Supplemental Executive Retirement Plan. The Company maintains a nonqualified supplemental executive retirement plan (a "SERP") for each of Mr. Smith and Mr. Wiseman.

The amount of Mr. Smith's annual benefit is $117,100 if Mr. Smith's employment is terminated on or after age 65 for any reason other than termination for "cause". Cause consists of gross negligence, gross neglect of duty, commission of a felony or gross misdemeanor involving moral turpitude, or fraud, disloyalty, dishonesty or willful violation of any law or significant Company policy committed in connection with Mr. Smith's employment and resulting in an adverse effect on the Company.

If Mr. Smith's employment is terminated other than for cause, or other involuntary non-disability early termination before normal retirement age (because Mr. Smith is eligible for early retirement), the Company will pay Mr. Smith an amount determined by calculating a 20-year fixed annuity from the Company's accrued liability, crediting interest on the unpaid balance at an annual rate of 5.50%, compounded monthly. The payments would be made monthly for 20 years.

In the event of Mr. Smith's involuntary termination other than after normal retirement age or due to death, disability or cause, the amount payable is the accrued liability based on Mr. Smith's compensation for the plan year ending immediately prior to the date in which termination occurs, which is determined calculating a 20-year fixed annuity from the accrual balance, crediting interest on the unpaid balance at an annual rate of 5.50 percent, compounded monthly. Payments would be made monthly for 20 years.

The Bank and Mr. Wiseman executed a SERP for the benefit of Mr. Wiseman, effective March 6, 2012. Mr. Wiseman's SERP is an unfunded arrangement maintained to provide supplemental retirement benefits for Mr. Wiseman. Pursuant to the SERP, if Mr. Wiseman is still employed by the Bank or any of its affiliated entities upon reaching the age of 65, or if before Mr. Wiseman reaches the age of 65 he becomes disabled or there is a change in control of the Bank (each as defined in the SERP), the Bank will commence paying to Mr. Wiseman at age 65 a monthly payment for the remainder of his life in the amount that will be paid from certain annuities fully owned by the Bank. At the time of Mr. Wiseman's death, whether before or after reaching the age of 65, Mr. Wiseman's beneficiary will be paid the amount that should have been accrued by the Bank to date under generally accepted accounting principles for the payment of the benefits under the SERP in 120 equal monthly installments. Mr. Wiseman will not be entitled to any benefit in the event that he ceases to be employed by the Bank or another entity affiliated with the Bank, for any reason other than death, disability or change in control, before he reaches age 65. The projected annual retirement benefit is $245,900.

The Bank retains the right to sell or surrender the annuities purchased by the Bank to fund the SERP. The Bank may establish a rabbi trust and contribute the funds for the SERP to such trust, which will remain subject to the rights of creditors of the Bank. The Bank is required to establish such a trust if it sells or surrenders the annuities.

Director Retirement Plan

Participants in the Director Retirement Plan, upon reaching age 70, are eligible to receive the greater of 50% of the Director's three prior years average total annual or monthly fees or 50% of any consecutive three prior years average total annual or monthly fees. The benefit is payable for 120 months for Directors with 10 years of service or less. The benefit is payable for 240 months for Directors with more than 10 years of service. If a Director dies during active service, payment will be made to the Director's designated beneficiary in an amount equal to what the Director would have received had the Director reached age 70, except the benefit term will be reduced to 60 months. If the Director dies during the payment of benefits, payment will be made to the Director's designated beneficiary for the lesser of the remaining term or 60 additional months. The Company believes that the cost of providing the benefit will be offset by earnings on and/or proceeds from life insurance contracts associated with the benefit. As Directors, Messrs. Smith and Wiseman are participants in the Director Retirement Plan. If Mr. Smith had retired at December 31, 2011, his monthly payment would have been $797 for 240 months. If he had died on that date, his monthly benefit would have been $797 for 60 months. If Mr. Wiseman had retired at December 31, 2011, his monthly payment would have been $897 for 240 months. If he had died on that date, his monthly benefit would have been $897 for 60 months. The Board of Directors began the Director Retirement Plan in 1996 to encourage an age certain retirement date for Board members as a method of planning Director succession.

Executive Life Insurance

In addition to optional life insurance that the Company makes available to all employees, the Company maintains life insurance on each of the named executive officers of the Company on which the Company paid the entire premium upon purchase. The Company is the sole owner of each policy, but the Company has entered into an agreement with each named executive officer agreeing to provide to such officer's designated beneficiary from the proceeds of the policy an amount equal to the lesser of (a) two times the officer's highest total annual compensation during any calendar year, including the year of the officer's death, or (b) the face amount of the life insurance policy. The Company agrees not to sell, surrender or transfer the policy without giving the officer the option to purchase the policy for the cash surrender value of the policy.

The following table sets forth the amount that would have been payable for each named executive officer covered by Executive Life Insurance at December 31, 2011:

Name	Benefit at December 31, 2011
Jeffrey E. Smith	$542,190
Thomas E. Wiseman	$531,356
Katrinka V. Hart	337,586
E. Richard Mahan	252,200
Larry E. Miller, II	336,670
Scott W. Shockey	262,316

Director Life Insurance

The Company maintains a life insurance policy for all Directors, with a death benefit of two times annual Director fees at time of death reduced by 35% at age 65 and 50% at age 70. The life insurance policies terminate upon retirement. Messrs. Smith and Wiseman as employees of a subsidiary of the Company, are excluded from this benefit under the terms of the Company's group term life insurance program.

Retirement Plans for All Employees

Profit Sharing Retirement Plan. The Company sponsors a qualified Profit Sharing Retirement Plan for all of its employees, including the named executive officers. Each employee who is at least 21 years of age, has completed 1,000 hours and one year of service to the Company and its subsidiaries, and is employed on the last day of the plan year is qualified to participate in the Profit Sharing Retirement Plan. The Board of Directors determines the amount to contribute to the Profit Sharing Retirement Plan each December in its discretion based on the performance and financial condition of the Company. The Compensation Committee has traditionally contributed 1.75% of total Company payroll to the Profit Sharing Retirement Plan. In December 2011, the Board of Directors voted to use that same rate to contribute $218,280 to the Plan. Each participant received a pro rata share of this contribution as well as a pro rata share of reallocated forfeitures (such pro rata share, in each case, based upon such participant's eligible compensation). The named executive officers' share of the 2011 contribution and reallocated forfeitures is reported in the Summary Compensation Table on page 24.

401(k) Retirement Plan. The Company sponsors a qualified 401(k) Plan under the Profit Sharing Retirement Plan. Participants' qualifications are identical to those of the Profit Sharing Retirement Plan. In cases where participants made deferrals to the 401(k) Plan, the Company made a matching contribution equal to 25% of the amount deferred by each employee, up to a maximum deferral amount of 6% not to exceed 1.50% of the participant's eligible plan compensation under the 401(k) Plan. The named executive officers' share of the 2011 contribution and reallocated forfeitures is reported in the Summary Compensation Table on page 24.

Employee Stock Ownership Plan. The Company sponsors an employee stock ownership plan (the "ESOP") for all of its employees, including the named executive officers. Participant qualifications are identical to those of the Profit Sharing Retirement Plan. The Board of Directors determines the amount to contribute to the ESOP each December in its discretion based on the performance and financial condition of the Company. The Compensation Committee has traditionally contributed 3.50% of total Company payroll to the Employee Stock Ownership Plan. In December 2011, the Board of Directors voted to contribute $561,292, or 4.5% of total Company payroll, to the ESOP. Each participant's share of contributions and reallocated forfeitures is also identical to those of the Profit Sharing Retirement Plan. The named executive officers' share of the 2011 contributions and reallocated forfeitures is reported in the Summary Compensation Table on page 24.

Other Benefits

Executive officers of the Company also receive benefits available to all employees, including group term life insurance, health insurance, short- and long-term disability, flexible benefits/cafeteria plan and optional life insurance.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for non-qualifying compensation in excess of $1 million paid to covered persons in any fiscal year. Neither the Company nor any subsidiary has a policy requiring that all compensation in 2011 and thereafter to the covered officers be deductible under Section 162(m). The Boards of Directors of the Company and the subsidiaries do, however, consider carefully the after-tax cost and value to the Company and the subsidiaries of all compensation. The Board of Directors believes that all compensation paid to covered persons in 2011 was fully deductible.

Compensation Committee Report

The Compensation and Management Succession Committee has reviewed and discussed the Compensation Discussion and Analysis above with the Company's management. Based on this review and discussion, the committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement and Annual Report on Form 10-K.

Submitted by:
Compensation and Management Succession Committee Members

Anna P. Barnitz, Chairman
Harold A. Howe
Brent A. Saunders

Summary Compensation Table for 2011

The following table summarizes the total compensation paid to or earned by each of the named executive officers for the three fiscal years ended December 31, 2011:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Jeffrey E. Smith Chairman and Chief Executive Officer	2011	$244,896(5)	$17,770	--	--	--	$148,105	$25,956	$436,727
	2010	238,058(5)	17,770	--	--	--	118,710	23,651	398,189
	2009	196,734(5)	61,227	--	--	--	110,657	21,949	390,567
Thomas E. Wiseman President and Chief Operating Officer (8)	2011	$239,649(6)	17,770	--	--	--	3,407	95,972(7)	356,798
	2010	233,636(6)	17,770	--	--	--	1,015	78,259(7)	330,680
Scott W. Shockey Vice President and Chief Financial Officer	2011	121,095	14,375	--	--	--	--	13,357	148,827
	2010	118,730	7,823	--	--	--	--	12,527	139,080
	2009	98,505	26,955	--	--	--	--	11,363	136,823
Katrinka V. Hart Senior Vice President and Chief Lending Officer	2011	151,856	16,810	--	--	--	--	17,318	185,984
	2010	147,720	11,255	--	--	--	--	15,356	174,331
	2009	121,321	38,781	--	--	--	--	14,830	174,932
E. Richard Mahan Senior Vice President and Chief Credit Officer	2011	151,809	16,973	--	--	--	--	17,594	186,376
	2010	148,121	11,364	--	--	--	--	15,091	174,576
	2009	121,268	39,157	--	--	--	--	14,181	174,606
Larry E. Miller, II Senior Vice President and Secretary	2011	151,398	16,810	--	--	--	--	18,360	186,568
	2010	147,720	11,255	--	--	--	--	15,687	174,662
	2009	121,321	38,781	--	--	--	--	14,779	174,881

(1) Base salaries for the named executive officers are described on page 19.

(2) Bonuses for the named executive officers are described on page 19.

(3) The amounts in column (h) reflect the change in the actuarial present value of Messrs. Smith's and Wiseman's benefits under the Supplemental Executive Retirement Plan and the Director Retirement Plan, each of which is described on pages 20 and 21, as follows:

Name	Year	Increase in Actuarial Present Value of SERP	Increase in Actuarial Present Value of Director Retirement Plan
Jeffrey E. Smith	2011	$140,766	$7,339
	2010	115,060	3,650
	2009	107,219	3,438
Thomas E. Wiseman	2011	--	3,407
	2010	--	1,015
	2009	--	956

(footnotes continued on next page)

(4) The amount shown in column (i) reflects for each named executive officer:

- Company contributions and reallocated forfeitures under the Profit Sharing Retirement Plan, which is described on page 22.
- Company contributions and reallocated forfeitures under the 401(k) Plan, which is provided for under the Profit Sharing Retirement Plan and is described on page 22.
- Company contributions and reallocated forfeitures under the Employee Stock Ownership Plan, which is described on page 22.
- Board designated Christmas Gift paid to all employees in December of each year in an amount equal to two weeks of the base salary of the employee.
- Instructor Fees for teaching a class to employees, and Service Awards for being employed by the Bank for a certain number of years.

(5) Includes Director's fees received by Mr. Smith totaling $18,900 in each of 2011, 2010 and 2009.

(6) Includes Director's fees received by Mr. Wiseman totaling $18,900 in 2011 and 2010.

(7) Includes Executive Committee Chairman fees received by Mr. Wiseman totaling $70,000, and a Board designated Christmas Gift paid to all employees in December of each year in an amount equal to two weeks of the base salary of the employee.

(8) Mr. Wiseman was not employed by the Company or any of its subsidiaries before 2010.

Pension Benefits for 2011

The following table shows the present value of accumulated benefits payable to the named executive officers who received pension benefits in 2011:

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (1) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Jeffrey E. Smith	SERP	15	$986,450	--
	Director Retirement Plan	15	36,611	--
Thomas E. Wiseman	Director Retirement Plan	15	15,816	--

(1) Mr. Smith has been employed by the Bank for 39 years and has been a Director of the Bank for 24 years. Mr. Wiseman has been a Director of the Bank for 19 years.

Descriptions of the SERP and the Director Retirement Plan are set forth under the headings "Compensation Discussion and Analysis – Executive Retirement Plans – Supplemental Executive Retirement Plan" and "Compensation Discussion and Analysis – Director Retirement Plan" on page 21. The present value of accumulated benefits under the two plans is calculated based upon the discounted present value of payments for 20 years discounted by 5.50% per year.

If Mr. Smith were to retire during 2012, he would be eligible to receive early retirement benefits under the SERP in the amount of $80,167 annually. This benefit would be payable in equal monthly installments over 240 months.

Nonqualified Deferred Compensation for 2011

The following table describes the nonqualified deferred compensation for the named executive officers other than Mr. Miller, who did not participate. A description of the Executive Deferred Compensation Plan is set forth under the headings "Compensation Discussion and Analysis – Executive Retirement Plans – Executive Deferred Compensation Plan" on page 20.

Name (a)	Executive Contributions in Last FY ($) (b) (1)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Jeffrey E. Smith	$9,984	--	$8,594	--	$256,533
Thomas E. Wiseman	9,984	--	8,598	--	256,646
Scott W. Shockey	10,200	--	1,284	--	40,733
Katrinka V. Hart	7,800	--	4,825	--	145,176
E. Richard Mahan	9.984	--	7,946	--	237,568

(1) Amounts represented in column (b) are included in column (c) of the Summary Compensation Table on page 24.

Post-termination or Change in Control Compensation

Neither the Company nor any of its subsidiaries has executed a separate employment, severance or change in control agreement with any of the executive officers of the Company.

Certain compensation plans provide benefits payable upon termination. Benefits payable to the named executive officers upon termination under the Executive Deferred Compensation Plan are described under the heading "Compensation Discussion and Analysis – Executive Retirement Plans – Executive Deferred Compensation Plan" and in the Nonqualified Deferred Compensation Plan table on page 26. Benefits payable to Mr. Smith under the SERP and the Director Retirement Plan are described under the heading "Compensation Discussion and Analysis – Executive Retirement Plans – Supplemental Executive Retirement Plan" on page 20 and under the heading "Compensation Discussion and Analysis – Director Retirement Plan" on page 21 and are set forth in the Pension Benefits table on page 26. Benefits payable to named executive officers under executive and director life insurance policies are described under the heading "Compensation Discussion and Analysis – Executive Life Insurance" and "Compensation Discussion and Analysis – Director Life Insurance" on page 22.

Regardless of the manner in which a named executive officer's employment terminates, the officer will be entitled to receive amounts earned during his or her employment under the Profit Sharing Retirement Plan, the 401(k) Plan and the ESOP. Named executive officers will also be entitled to benefits upon death or disability under group plans available to all employees of the Company or the Bank.

Director Compensation

All of the Directors of the Company also serve as Directors of the Bank. Members of the Board of Directors of the Company receive compensation for their services rendered as Directors of the Bank, not the Company. In 2011, each Director who was not an employee of the Company or any of its subsidiaries received $550 per month for his or her service as a member of the Board of Directors of the Bank. Directors who were employees of one of the subsidiaries of the Company received $350 per month in 2011 for their services. In addition, each Director of the Bank received an annual retainer of $14,700 in 2011.

In January 2010, the Independent Directors appointed David W. Thomas as Lead Director. The Lead Director's responsibilities are to chair Board and committee meetings in the absence of the Chief Executive Officer as well as chair the monthly meetings of the independent Directors. In addition to the fees outlined above, Mr. Thomas will receive $18,000 for his services as Lead Director in 2012.

Each non-employee Director who was a member of the Executive Committee of the Bank (Anna P. Barnitz, Steven B. Chapman, Harold A. Howe, Brent A. Saunders and David W. Thomas) received fees of $40,695 in 2011. This figure is pro-rated for time served for new members. Executive Committee members who are employees of the Bank receive no compensation for serving on the Executive Committee, except for Thomas E. Wiseman, whose current salary includes $70,000 for his duties as Chairman of the Executive Committee. The Executive Committee of the Bank met 35 times in 2011.

The Company maintains a life insurance policy for all Directors with a death benefit of two times annual Director fees at time of death, reduced by 35% at age 65 and 50% at age 70. The life insurance policies terminate upon retirement. Messrs. Smith and Wiseman, as employees of the Bank, are excluded from this benefit under the terms of the Bank's group term life insurance program.

In December 1996, life insurance contracts were purchased by the Company for all Directors and certain officers, and additional contracts have been purchased as new Directors and officers have joined the Company. The Company is the owner of the contracts. The purpose of these contracts was to replace a current group life insurance program for executive officers, implement a deferred compensation plan for Directors and executive officers, implement a Director retirement plan, and implement a supplemental retirement plan for certain officers.

Participants in the deferred compensation plan, upon reaching age 70, are eligible to receive a distribution of their contributions, plus accrued interest earned at a rate on reinvestment of the contributions that is not an above-market preferential rate. In 2011 the rate paid was 3.54%. If a participant dies before reaching age 70 and the participant qualifies, the distribution will be made to the participant's designated beneficiary in an amount equal to what the participant would have accumulated if the participant had reached age 70 and had continued to make contributions to the plan.

Participants in the Director retirement plan, upon reaching age 70, are eligible to receive 50% of the three (3) prior years' average total Directors' compensation. The benefit is payable for 120 months for Directors with 10 years of service or less. The benefit is payable for 240 months for Directors with more than 10 years of service. If a Director dies during active service, payment will be made to the Director's designated beneficiary in an amount equal to what the Director would have received had the Director reached age 70, except the benefit term will be reduced to 60 months. If the Director dies during the payment of benefits, payment will be made to the Director's designated beneficiary for the lesser of the remaining term or 60 additional months.

The following table summarizes the compensation paid to non-employee Directors for the fiscal year ended December 31, 2011:

Director Compensation for 2011

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f) (1)	All Other Compensation ($) (g) (2)	Total ($) (h)
Anna P. Barnitz	$61,995	--	--	--	$2,679	$327	$65,001
Steven B. Chapman	61,995	--	--	--	11,852	270	74,117
Harold A. Howe	61,995	--	--	--	7,687	327	70,009
Brent A. Saunders	61,995	--	--	--	4,054	527	66,576
David W. Thomas	79,995	--	--	--	5,251	422	85,668
Roger D. Williams	21,300	--	--	--	7,709	114	29,123
Lannes C. Williamson	21,300	--	--	--	15,785	74	37,159

(1) Consists of the change during 2011 in the actuarial present value of the Director's accumulated benefit under the Director retirement plan.

(2) Consists of the incremental cost of group term life insurance coverage on the lives of the Directors and Service Awards for serving as a Director for a certain number of years.

Compensation Committee Interlocks and Insider Participation

Those who served as members of the Company's Compensation and Management Succession Committee at any time during 2011 were: Mrs. Barnitz, Mr. Howe and Mr. Saunders. All of the members of the Compensation Committee are independent directors under Nasdaq Marketplace Rule 4200(a)(15). None of the members of the Compensation Committee are currently or have ever been officers or employees of the Company, except Mr. Howe, who last served as an officer in 2003. During the 2011 fiscal year, none of the Company's executive officers served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on the Company's Board of Directors or Compensation Committee.

The members of the Compensation Committee as well as members of their immediate families and firms, corporations or other entities with which they are affiliated may have been customers of and had banking transactions (including loans and loan commitments) with the Bank in the ordinary course of their respective businesses and in compliance with applicable federal and state laws and regulations. Any such loans were made on substantially the same terms, including the interest rate charged and collateral required, as those prevailing at the time for comparable transactions with persons not affiliated with the Company or one of its subsidiaries. In addition, the loans to these persons have been, and are presently, subject to no more than a normal risk of uncollectibility and present no other unfavorable features.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank has had and expects to have in the future banking transactions in the ordinary course of the Bank's business with some of the Directors, officers and principal shareholders of the Company and entities with which they are associated. The Board of Directors has determined that all of the directors except Mr. Smith and Mr. Wiseman are "independent" under the listing standards of Nasdaq. In determining independence, the Board of Directors considered loan and deposit relationships with each Director. The rules of Nasdaq do not deem such relationships to disqualify a Director from being deemed independent. In addition, all loans by the Bank in which a "related person," within the meaning of Item 404(a) of Regulation S-K of the SEC, had or will have a direct or indirect material interest since the beginning of fiscal year 2011 (a) were not disclosed as nonaccrual, past due, restructured or potential problems; (b) were made in the ordinary course of business; (c) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (d) did not involve more than the normal risk of collectability or present other unfavorable features. As of the date of this Proxy Statement, all of such loans were performing loans. The Board of Directors does not believe such relationships interfere with the Directors' exercise of independent judgment in carrying out their responsibilities as Directors.

From time to time, the Company accepts loans from various persons to raise funds for ongoing operations and to fund the growth of the Company and its subsidiaries. These loans are evidenced by promissory notes which are sold by the Company in private placements to accredited investors without registration under the Securities Act of 1933, as amended.

Since the beginning of the last fiscal year, the Company had outstanding at various times 4 separate promissory notes to The Wiseman Agency, Inc. (the "Wiseman Agency"), which is currently owned by members of Thomas E. Wiseman's family. Mr. Wiseman was President of the Wiseman Agency until December 31, 2009, and ceased his ownership interest in the Wiseman Agency as of January 2, 2011. Of the 4 notes outstanding to The Wiseman Agency at any time since the beginning of 2011, 3 were merely renewals of those same loans as they repeatedly matured during 2011. The notes had terms of two months each, so essentially the same loan matured and was renewed several times during 2011, with one loan in the amount of $400,000 being paid off in December 2011. There were no outstanding notes at March 15, 2012. Principal paid to The Wiseman Agency since the beginning of 2011 was $400,000; interest was paid and new notes for the same principal amount were executed upon maturity of notes issued earlier.

The following table sets forth certain information regarding the notes issued by the Company to The Wiseman Agency that were outstanding at any time since the beginning of 2011:

Name	Largest Aggregate Outstanding Balance since January 1, 2011	Amount Outstanding at March 15, 2012	Interest Paid Since January 1, 2011	Interest Rates
The Wiseman Agency, Inc.	$400,000	$0	$4,076	1.50%

The Board of Directors considered such transactions and insurance premiums paid to The Wiseman Agency, Inc., and determined that such relationships, which do not disqualify a Director from being deemed independent, do not interfere with Mr. Wiseman's exercise of independent judgment in carrying out his responsibilities as a Director.

Brent A. Saunders rendered legal services to the Company and its subsidiaries during the Company's 2011 fiscal year and is expected to render legal services to the Company and its subsidiaries during the Company's 2012 fiscal year. The Board of Directors determined that such relationship does not interfere with Mr. Saunders' exercise of independent judgment in carrying out his responsibilities as a Director.

Mr. Howe resigned as President of the Company's subsidiary, Ohio Valley Financial Services Agency, LLC ("OVFS") in March, 2010. Since September 30, 2002, when The Wiseman Agency disassociated from OVFS, Mr. Howe has received no compensation for service of any kind with respect to OVFS, OVFS has not been actively engaged in business, and OVFS has done nothing more than receive commissions for the purchase of Vendors Single Interest Coverage by borrowers from Ohio Valley Bank, which requires such insurance to be purchased by every borrower securing a loan with a vehicle. Mr. Howe has actually performed no services whatsoever in connection with OVFS for more than three years. The Board of Directors determined that Mr. Howe's former position with OVFS does not interfere with Mr. Howe's exercise of independent judgment in carrying out his responsibilities as a Director.

Any proposed loan between the Bank and a Director or executive officer of the Company is approved by the full Board of Directors. The Executive Committee approved the payment of insurance premiums to the Wiseman Agency. The Chief Executive Officer approved the issuance of promissory notes from the Company to the Wiseman Agency. All of such related party transactions entered into since January 1, 2011, have been ratified by the Audit Committee.

The Board of Directors adopted a written policy in March 2007 requiring transactions over $120,000 involving the Company or a subsidiary of the Company and a "related party" with a direct or indirect material interest to be approved or ratified by the Audit Committee. The Audit Committee's approval must be based on its determination that the transaction, first, is in or not inconsistent with the best interests of the Company, and second, is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, or is for products or services from a related party of a nature, quantity or quality, or on other terms, that are not readily available from other sources. "Related parties" include directors, executive officers, beneficial holders of more than 5% of the outstanding common shares of the Company, their immediate family members, and firms, corporations and other entities in which any of them have certain relationships.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee of the Board of Directors for the Fiscal Year Ended December 31, 2011

The Audit Committee has submitted the following report for inclusion in this proxy statement:

Role of the Audit Committee, the Independent Registered Public Accounting Firm and Management

The Audit Committee consists of four Directors who qualify as independent under Nasdaq Marketplace Rules 4200(a)(15) and 4350(d)(2) as well as under Rule 10A-3 promulgated under the Exchange Act. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee appoints the Company's independent registered public accounting firm and oversees the Company's financial and reporting processes on behalf of the Board of Directors. Management is responsible for the Company's consolidated financial statements and its accounting and financial reporting processes, including the establishment and maintenance of an adequate system of internal control over financial reporting. Management is also responsible for preparing its report on the establishment and maintenance of, and assessment of the effectiveness of, the Company's internal control over financial reporting. Crowe Horwath LLP ("Crowe Horwath"), the independent registered public accounting firm employed by the Company for the 2011 fiscal year, is responsible for auditing the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing its report thereon based on such audit, for issuing an attestation report on the Company's internal control over financial reporting and for reviewing the Company's unaudited interim consolidated financial statements. The Audit Committee's responsibility is to provide independent, objective oversight of these processes.

Review and Discussion with Management and the Independent Registered Public Accounting Firm

As part of its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements of the Company for the year ended December 31, 2011, including a discussion of the quality, and not just the acceptability, of the accounting principles applied, the reasonableness of significant judgments and the clarity of disclosures in the audited financial statements. The Audit Committee also discussed with management and Crowe Horwath the adequacy and effectiveness of the Company's internal control over financial reporting and related accounting and financial controls. The Audit Committee also discussed with management and Crowe Horwath the interim financial and other information contained in the Company's earnings releases and SEC filings.

The Audit Committee discussed with Crowe Horwath the matters required by the standards of the Public Company Accounting Oversight Board (United States), including those described in Statement on Auditing Standard No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and, with and without management present, reviewed and discussed the results of Crowe Horwath's examination of the Company's consolidated financial statements.

The Audit Committee also discussed with Crowe Horwath that firm's independence from the Company and its management. The Audit Committee obtained from Crowe Horwath the written disclosures and the letter from the Public Company Accounting Oversight Board regarding the independent accountant's communication with the Audit Committee concerning independence. The Audit Committee discussed with Crowe Horwath any relationships or services that might affect that firm's objectivity and satisfied itself as to Crowe Horwath's independence.

Management's Representations and Audit Committee Recommendations

Management has represented to the Audit Committee that the Company's audited consolidated financial statements for the year ended December 31, 2011 were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed with management and Crowe Horwath the audited consolidated financial statements, and management's report on the establishment and maintenance of, and assessments of the effectiveness of, the Company's internal control over financial reporting. Based on the reviews and discussions outlined above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Submitted by:
Audit Committee Members

Steven B. Chapman, CPA; Chairman
Anna P. Barnitz
David W. Thomas
Lannes C. Williamson

Pre-Approval of Services Performed by Independent Registered Public Accounting Firm

Under applicable SEC rules, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair that firm's independence from the Company. The SEC's rules specify the types of non-audit services that an independent registered public accounting firm may not provide to its audit client and establish the Audit Committee's responsibility for administration of the engagement of the independent registered public accounting firm. Accordingly, the Audit Committee has adopted, and the Board of Directors has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the Company's independent registered public accounting firm may be pre-approved.

The purpose of the Pre-Approval Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities. It does not delegate the Audit Committee's responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

Consistent with the SEC's rules, the Pre-Approval Policy provides two different approaches to pre-approving services. Proposed services may either be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval") or require the specific pre-approval of the Audit Committee ("specific pre-approval"). The combination of these two approaches in the Pre-Approval Policy results in an effective and efficient procedure to pre-approve services performed by the independent registered public accounting firm. As set forth in the Pre-Approval Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent registered public accounting firm. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Appendices to the Pre-Approval Policy describe the services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

All requests or applications for services to be provided by the independent registered public accounting firm that do not require specific approval by the Audit Committee will be submitted to the Company's internal auditor and must include a detailed description of the services to be rendered. The internal auditor will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent registered public accounting firm.

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the internal auditor, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

The Audit Committee has designated the internal auditor to monitor the performance of all services provided by the independent registered public accounting firm and to determine whether such services are in compliance with the Pre-Approval Policy. The internal auditor will report to the Audit Committee on a periodic basis on the results of this monitoring. Both the internal auditor and management will immediately report to the chairman of the Audit Committee any breach of the Pre-Approval Policy that comes to the attention of the internal auditor or any member of management.

Services Rendered by Independent Registered Public Accounting Firm

In October 2010, the Audit Committee approved the rehiring of Crowe Horwath for a three year-term for fiscal years 2011, 2012 and 2013. All of the services rendered by Crowe Horwath to the Company during 2011 and 2010 were pre-approved by the Audit Committee. Fees billed for services rendered by Crowe Horwath for each of 2011 and 2010 were:

Audit Services. The aggregate fees billed by Crowe Horwath for the audit of the financial statements included in the Annual Report on Form 10-K for the review of the financial statements included in our quarterly reports on Form 10-Q, and for professional services related to providing a consent included in a registration statement and preparation of a comfort letter for our fiscal years ended December 31, 2011 and 2010, were $185,000 and $210,963, respectively.

Audit-Related Fees. Audit related fees billed were $2,669 in each of 2011 and 2010 and consisted of an annual database software license.

Tax Fees. The aggregate fees billed for professional services rendered by Crowe Horwath for tax preparation, tax compliance, tax advice and tax planning was $17,000 in each of 2011 and 2010.

All Other Fees. Other fees billed in 2011 were $3,500 for consent procedures related to the Company's filing of the S-3 registration statement related to the Company's Dividend Reinvestment Plan. There were no other fees or expenses billed by Crowe Horwath for 2010.

PROXY ITEM 3: RATIFICATION OF THE SELECTION OF CROWE HORWATH LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Crowe Horwath as independent registered public accounting firm for fiscal year 2012. Crowe Horwath has served as the Company's independent registered public accounting firm since 1992. Although not required, shareholders are being asked to ratify the appointment of Crowe Horwath as the Company's independent registered public accounting firm for fiscal year 2012 as good corporate practice. The vote will not be binding on the Audit Committee. If the selection of Crowe Horwath is not ratified, the Audit Committee will reconsider but may decide to maintain the appointment of Crowe Horwath. Even if the selection is ratified by the shareholders, the Audit Committee may, in its discretion, retain a different independent registered public accounting firm at any time if such change would be in the best interests of the Company and its shareholders.

Management of the Company expects that a representative of Crowe Horwath will be present at the Annual Meeting, will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

The board of directors recommends a vote "FOR" the ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm for fiscal year 2012.

ANNUAL REPORT – FORM 10-K

The Company will provide without charge to any shareholder of record on March 23, 2012, on the written request of any such shareholder, a copy of the Company's Annual Report on Form 10-K, including financial statements and schedules thereto, required to be filed under the Exchange Act for the Company's fiscal year ended December 31, 2011. Such written request should be directed to Larry E. Miller, II, Secretary, Ohio Valley Banc Corp., P.O. Box 240, Gallipolis, Ohio 45631, telephone number 1-800-468-6682 or 1-740-446-2631.

PROXY STATEMENT PROPOSALS

Any proposals of shareholders intended to be included in the Company's proxy statement for the 2013 Annual Meeting of Shareholders should be sent to the Company by certified mail and must be received not later than November 30, 2012. In addition, if a shareholder intends to present a proposal at the 2013 Annual Meeting without including the proposal in the proxy materials related to that meeting, and if the proposal is not received by February 13, 2013, then the proxies designated by the Board of Directors of the Company for the 2013 Annual Meeting of Shareholders of the Company may vote in their discretion on any such proposal any shares for which they have been appointed proxies without mention of such matter in the proxy statement or on the proxy card for such meeting.

Shareholders desiring to nominate candidates for election as directors at the 2013 Annual Meeting must follow the procedures described in "ELECTION OF DIRECTORS – Nominating Procedures."

HOUSEHOLDING INFORMATION

Each shareholder of record will receive a separate mailing of the Notice Regarding Internet Availability of Proxy Materials and, at a later date, a copy of that Notice, a proxy, and a return envelope. Each shareholder of record desiring a printed copy of the proxy materials must request such shareholder's own copy. Beneficial shareholders whose shares are held by a bank, broker or other holder of record should request information about householding from such record holder.

OTHER MATTERS

The only business the Company's management intends to present at the Annual Meeting consists of the matters set forth in this proxy statement. The Company's management knows of no other matters to be brought before the Annual Meeting by any other person or group.

If any other matters should properly come before the Annual Meeting, the proxy holders will vote on those matters in their discretion.

All duly executed proxies received will be voted.

Please sign and date the proxy you will receive from the Company and mail it promptly; submit your proxy electronically by going to the Company's website at http://www.ovbc.com and following the instructions on that website; or call toll free 1-800-555-8140 and follow the instructions provided by the recorded message.

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey E. Smith
Chairman and Chief Executive Officer

Thomas E. Wiseman
President and Chief Operating Officer